SPIC
Nourishing growth

Southern Petrochemical Industries Corporation Limited





39th ANNUAL REPORT 2010

Southern Petrochemical Industries Corporation Limited

Board of Directors

Dr A C Muthiah	Chairman
Ashwin C Muthiah	Vice Chairman
T K Arun	Director
B Elangovan	Director
M Jayasankar	Director
B Narendran	Director
Thirumathi Neeta Mukerji	Director
Dr (Thirumathi) S Revathi	Director

Secretary

N Ramakrishnan

Auditors

Fraser & Ross
Chartered Accountants,
ASV N Ramana Tower
52 Venkatnarayana Road
Chennai 600 017

Bankers

Canara Bank	Dena Bank	Tamilnadu Mercantile Bank Limited
Central Bank of India	State Bank of Patiala	The Bank of Rajasthan Limited

Registered Office

73 Armenian Street, Chennai 600 001

Principal Office

SPIC House, 88 Mount Road
Guindy, Chennai 600 032

Voice: +91.44.22350245

Fax: +91.44.22352163

Email: spiccorp@spic.co.in

Corporate website: www.spic.in

CONTENTS

SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED

Registered Office: 73 Armenian Street, Chennai - 600 001.
Principal Office: SPIC House, 88 Mount Road, Guindy, Chennai - 600 032.

NOTICE

NOTICE is hereby given that the **THIRTY-NINTH ANNUAL GENERAL MEETING** of the Members of Southern Petrochemical Industries Corporation Limited will be held on Tuesday, 21 September 2010 at 2.45 P.M. at Rajah Annamalai Hall, Chennai - 600 108, to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the audited Balance Sheet of the Company as at 31 March 2010 and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors thereon.
2. To elect a Director in place of Thiru M Jayasankar, who retires by rotation and, being eligible, offers himself for re-election.
3. To consider and if thought fit, to pass with or without modification the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT M/s Fraser & Ross, Chartered Accountants, (Firm Registration No.000829S), the retiring Auditors, being eligible for re-appointment, be and are hereby re-appointed Auditors of the Company to hold office from the conclusion of this Annual General Meeting till the conclusion of the next Annual General Meeting on such remuneration as may be fixed by the Board of Directors of the Company."

SPECIAL BUSINESS

4. To consider and if thought fit, to pass, with or without modification, the following resolution as an ORDINARY RESOLUTION:

   "RESOLVED THAT Dr (Thirumathi) S Revathi, whose period of office shall be liable to determination by retirement of Directors by rotation, be and is hereby appointed a Director of the Company."
5. To consider and if thought fit, to pass, with or without modification, the following resolution as a SPECIAL RESOLUTION:

   "RESOLVED THAT pursuant to Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (hereinafter referred to as the "SEBI ICDR Regulations") and the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, other applicable laws, rules, regulations, the Listing Agreement with the National Stock Exchange of India Limited, the Memorandum and Articles of Association of the Company, and in accordance with the restructuring package approved by the Corporate Debt Restructuring (CDR) Empowered Group at its meeting held on 24 February 2010 and communicated to the Company vide CDR Cell's letter no. BY CDR (JCP) no.1530/2009-10 dated 13 March 2010 and subject to such other approvals, as may be required, consent of the Company be and is hereby accorded to the Board of Directors (hereinafter referred to as "the Board"), which shall be deemed to include any duly authorized Committee thereof, to issue and allot, on preferential basis, to secured lenders of the Company, as hereinafter mentioned, in one or more tranches, up to 44,05,259 (forty-four lacs five thousand two hundred fifty-nine) Equity Shares of the face value of Rs.10/- each, fully paid up, by way of conversion of the Company's secured debt to the said secured lenders, for a sum of up to Rs.837 lacs (inclusive of the premium), at an issue price of Rs.19/- per share, which includes a premium of Rs.9/- per share, which is not less than the price calculated in accordance with the SEBI ICDR Regulations and on such terms and conditions as may be deemed appropriate by the Board:

Sl. No.	Name of the proposed allottee	Amount of debt being converted into Equity (Rs. lacs)	No. of Equity Shares of Rs.10/- each, fully paid up, being allotted
1	Central Bank of India	317.40	16,70,526
2	Canara Bank (*)	166.80	8,77,894
3	State Bank of Patiala	127.20	6,69,473
4	Dena Bank	83.40	4,38,947
5	United Bank of India (*)	56.40	2,96,842
6	The Bank of Rajasthan Ltd	42.60	2,24,210
7	New India Assurance Company	22.80	1,20,000
8	Tamilnadu Mercantile Bank Ltd	11.40	60,000
9	State Bank of Hyderabad	6.00	31,578
10	Bank of Baroda	3.00	15,789
	Total	837.00	44,05,259

(*) subject to receipt of confirmation

"RESOLVED FURTHER THAT the Relevant Date in relation to pricing of the aforesaid issue of Equity Shares, in accordance with the SEBI ICDR Regulations would be 24 February 2010, being the date of approval of the CDR package by the CDR Empowered Group."

"RESOLVED FURTHER THAT the Equity Shares being issued and allotted as aforesaid shall rank *pari passu* in all respects with the existing Equity Shares of the Company."

"RESOLVED FURTHER THAT the Board be and is hereby authorized in its entire discretion to decide to proceed with the issue of the shares and for the purpose of giving effect to

this issue and allotment of Equity Shares, to do all such acts, deeds, matters and things as it may in its absolute discretion deem necessary or appropriate for such purpose, including without limitation, to seek listing of the Equity Shares on the National Stock Exchange of India Limited, with power on behalf of the Company to settle any question, difficulty or doubt that may arise in regard to such issue or allotment of shares and in complying with any Regulations, as it may in its absolute discretion deem fit, without being required to seek any further clarification, consent or approval of the Members and that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution."

(By Order of the Board)
For SOUTHERN PETROCHEMICAL
INDUSTRIES CORPORATION LTD.

Place: Chennai
N RAMAKRISHNAN
Date : 11 August 2010
Secretary

NOTES:

1. **A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER OF THE COMPANY. THE INSTRUMENT APPOINTING THE PROXY TO BE VALID SHALL BE DEPOSITED AT THE REGISTERED/PRINCIPAL OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE TIME FIXED FOR HOLDING THE MEETING.**

2. Explanatory Statement of material facts pursuant to Article 76 of the Articles of Association read with Section 173(2) of the Companies Act, 1956, for Item nos. 4 and 5 of the Notice is annexed hereto.

3. The Register of Members and the Share Transfer Register of the Company will remain closed from Tuesday, 7 September 2010 to Tuesday, 21 September 2010 (both days inclusive).

4. Members/Proxies should bring the Attendance Slip duly filled in for attending the Meeting. For shares held in dematerialized form, the Depository Participant (DP) ID and Client ID numbers should be indicated in the Attendance Slip.

5. For shares held in physical form, any change in address/other details may be intimated immediately to the **Registrar and Transfer Agents viz., Cameo Corporate Services Limited, "Subramanian Building", 1 Club House Road, Chennai - 600 002** (RTAs) by quoting the Folio Number(s). For shares held in demat form, change in address/other details may be intimated directly to the Member's DP.

6. As per the requirements of Section 205A of the Companies Act, 1956, the Company has transferred unclaimed dividends up to 1993-94, to the General Revenue Account of the Central Government and in respect of 1994-95 to 2000-01, to the Investor Education and Protection Fund constituted by the Central Government.

7. The Company's Equity Shares are listed at the National Stock Exchange. Annual listing fee has been paid to the said Exchange in time.

8. MEMBERS HOLDING SHARES IN PHYSICAL FORM ARE ENCOURAGED TO NOMINATE A PERSON TO WHOM THEIR SHAREHOLDING IN THE COMPANY SHALL VEST IN THE EVENT OF DEMISE. Nomination forms will be sent to the Members, on request, by the RTAs.

9. As per SEBI directive, it shall be mandatory for the transferees to furnish self-attested copy of the PAN (Permanent Account Number) card to the Company/RTAs for registration of transfer/transmission/transposition of shares in the physical form.

Inspection of documents

All material documents relating to the aforesaid items of business of the Notice are available for inspection by the Members at the Principal Office of the Company on any working day between 11.00 A.M. and 1.00 P.M. prior to the date of the Meeting.

Annexure to Notice

Details of the Directors seeking re-election/appointment at the 39th Annual General Meeting vide Item Nos. 2 & 4 of the Notice dated 11 August 2010

[Pursuant to Clause 49(IV)(G) of the Listing Agreement]

The resume in brief and other details of the Directors, whose re-election/appointment is for the consideration of the Members at the ensuing 39th Annual General Meeting, are furnished hereunder:

Thiru M Jayasankar

Thiru M Jayasankar, 74, a chemical engineer, was the President (Managing Director) of Tuticorin Alkali Chemicals and Fertilisers Ltd (TAC) for eight years till his superannuation in 1999. Prior to the assignment in TAC, he was with Tata Chemicals Ltd, for 15 years.

Thiru Jayasankar has over 35 years of experience in the chemical industry, in various functions such as operations, research and development, project development and execution. He has wide exposure in corporate and financial management. Presently, he is a practicing Project Consultant especially in the soda ash and allied chemical industry, both in India and abroad.

Thiru Jayasankar is a Director of Tuticorin Alkali Chemicals and Fertilisers Ltd, Vibrant Chemicals Ltd and Kamakshi Lamipack Private Ltd.

Thiru Jayasankar also holds positions in Board-Committees; as a Member of the Shareholders'/Investors' Grievance Committees of the Company and of TAC, and of the Audit Committees of the Company and of TAC.

Thiru Jayasankar holds 650 equity shares of the Company.

Dr (Thirumathi) S Revathi

Dr (Thirumathi) S Revathi, 57, is Additional Secretary, Industries Department, Government of Tamilnadu. She, is one of the nominees of Tamilnadu Industrial Development Corporation Ltd, on the Board of Directors of the Company. She was appointed Director effective 16 September 2009.

Dr Revathi is also the Chairperson of Tamil Nadu Telecommunications Ltd.

Dr Revathi does not hold any shares of the Company.

EXPLANATORY STATEMENT

PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956, READ WITH ARTICLE 76 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

The following Explanatory Statement sets out the material facts referred to in Item nos.4 and 5 of the Notice convening the 39th Annual General Meeting:

Item No. 4

Dr (Thirumathi) S Revathi was appointed an Additional Director of the Company by the Board of Directors effective 16 September 2009.

As per the provisions of Section 260 of the Companies Act, 1956, read with Article 106 of the Articles of Association of the Company, Dr Revathi will hold office up to the date of this Annual General Meeting. Notice proposing her candidature for appointment as Director under Section 257 of the Companies Act, 1956, together with the requisite deposit has been received from Tamilnadu Industrial Development Corporation Ltd (TIDCO) viz, a Member.

The Board commends the election of Dr. Revathi as a Director of the Company for the approval of Members.

Memorandum of Interest

Dr Revathi is interested in this resolution as it concerns her appointment. Thiruvalargal T K Arun and B Elangovan, being nominees of TIDCO, may be deemed to be interested in this resolution.

Item No. 5

Members have earlier been apprised that the Company is in continuous discussion with Asset Reconstruction Company (India) Limited ("ARCIL"), who have acquired a significant quantum of assignment rights from the secured lenders of the Company, for restructuring the loan liability to a sustainable level.

In terms of the Rework (restructuring) package for the Company approved by the Corporate Debt Restructuring (CDR) Empowered Group at its meeting held on 24 February 2010, communicated to the Company vide CDR Cell's letter no. BY CDR (JCP) no.1530/2009-10 dated 13 March 2010, secured lenders of the Company have the option to convert a portion of the Company's debt to the extent of Rs.60 crores, in two tranches of Rs.30 crores each, by 31 March 2010 and by 30 September 2010 respectively, into fully paid-up Equity Shares of the face value of Rs.10/- each/-, towards payment of part of their dues at a price of Rs.20/- per share or as per the pricing guidelines of the Securities and Exchange Board of India, whichever is lower.

In this regard, as the Members may be aware, pursuant to the Members' approval, accorded by means of the Special Resolution, at the Extraordinary General Meeting held on 22 February 2010, secured debt of a sum of Rs.30 crores has been converted into equity, in the first tranche, by allotment, on 30 March 2010, of 1,66,66,666 Equity Shares of Rs.10/- each, at a price of Rs.18/- per share (inclusive of a premium of Rs.8/-) per share, to ARCIL, as provided in CDR Cell's letter referred to hereinbefore.

In respect of the conversion of the second tranche of secured debt, advice has been received from ARCIL, vide its letter ref.ARG II/SG/FY11/5049 dated 4.8.2010, that six banks viz, (i) Central Bank of India (holding 5.29% share in the secured debt of Rs.60 crores earmarked for conversion), (ii) State Bank of Patiala (2.12%), (iii) Dena Bank (1.39%), (iv) The Bank of Rajasthan Limited (0.71%), (v) New India Assurance Company (0.38%), (vi) Tamilnadu Mercantile Bank Ltd (0.19%), and (vii) State Bank of Hyderabad (0.10%) and (viii) Bank of Baroda (0.05%) have opted to convert their portion of the debt of Rs.60 crores into equity. Two other lenders, United Bank of India (0.94%) and Canara Bank (2.78%), who have opted for issue of secured non-convertible debentures, are being requested to opt for equity and exercise of the change in option from them is awaited.

The pricing of the shares for this second tranche is not less than the price as per the pricing formula prescribed under the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 ("SEBI ICDR Regulations"), with reference to the Relevant Date of 24 February 2010, being the date of approval of the Corporate Debt Restructuring package by the CDR Empowered Group which works out to Rs.18.51 per share.

Upon allotment to the secured lenders who have opted for conversion of secured debt into equity, the Equity Shares so allotted shall rank *pari passu* in all respects with the existing Equity Shares of the Company.

The proposed issue of Equity Shares on preferential basis to the secured lenders as aforementioned under Item no.5 of the Notice, will be subject to provisions of the Companies Act, 1956, Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 ("SEBI ICDR Regulations"), Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, other applicable laws, rules and regulations, the Listing Agreement with the National Stock Exchange of India Limited and the Memorandum and Articles of Association of the Company.

Pursuant to the SEBI ICDR Regulations, the following disclosures are made:

(a) Objects of the Issue:

The object of the issue of the Equity Shares is reduction of the Company's debt to the secured lenders, who have the option to convert a portion of their debt into equity. The Equity Shares allotted to New India Assurance Company ("NIAC") will not be subject to lock-in as NIAC is exempt from such requirement under the SEBI ICDR Regulations; however, lock-in requirement will be applicable to the other allottees.

(b) The proposal of the promoters, directors or key management personnel of the issuer to subscribe to the offer:

The issue is being made to secured lenders of the Company in terms of the CDR package, by conversion of secured debt into equity and therefore, the promoters, directors or key management personnel of the issuer are not eligible to subscribe to the offer.

(c) Shareholding Pattern of the Issuer, before and after the preferential issue:

Sl. No.	Category of shareholder	Before Preferential Issue (as on 11 August 2010)		Post Preferential Issue (*)	
		Equity Shares held	% to capital	Equity Shares Held	% to capital
A	PROMOTERS:				
	(i) Tamilnadu Industrial Development Corporation Ltd.	8840000	6.74	8840000	4.41
	(ii) Dr M A Chidambaram Group	40075409	30.55	104772770	52.31
	Sub-Total	**48915409**	**37.29**	**113612770**	**56.72**
B	NON PROMOTERS:				
	1. The Bank of New York Mellon *(as Depository for Global Depository Receipts)*	17217100	13.13	17217100	8.60
	2. Financial Institutions	4775881	3.64	4775881	2.38
	3. Nationalized Banks	10775	0.01	10775	0.01
	4. Mutual Funds	709166	0.54	709166	0.35
	5. Foreign Institutional Investors	7439831	5.67	7439831	3.72
	6. Acquirers *(as per details under Item no.5 of the Notice)*	--	--	4405259	2.20
	Sub-Total	**30152753**	**22.99**	**34558012**	**17.26**
C	OTHERS:				
	7. Foreign Companies	39800	0.03	39800	0.02
	8. Non-resident Individuals	772915	0.59	772915	0.39
	9. Public and others	51292661	39.10	51292661	25.61
	Sub-Total	**52105376**	**39.72**	**52105376**	**26.02**
	Grand Total	**131173538**	**100.00**	**200276158**	**100.00**

(*) inclusive of 4,34,78,260 equity shares to be allotted to FICON Holdings Limited (forming part of the Dr M A Chidambaram group) and 2,12,19,101 equity shares, after conversion of the Fully and Compulsorily Convertible Preference Shares, with the approval of the Securities and Exchange Board of India (SEBI), in respect of which an application has been submitted to SEBI.

(d) Time within which the preferential issue shall be completed:

The allotment of Equity Shares to secured lenders will be completed within 15 days of the passing of the resolution under Item no.5 forming part of the Notice for the Annual General Meeting or within 15 days of the date of approval or permission from any regulatory authority, as may be required, whichever is later.

(e) The identity of the proposed allottees, the percentage of post-preferential issue capital that may be held by them:

The proposed allottees of the Equity Shares, under Sl. nos.1 to 6 and 8 to 10 of Item no.5 of the Notice are banks; the proposed allottee under Sl. no.7, a public financial institution. The post-preferential issue capital to be held by the said allottees would be:

Sl. No	Name of the proposed allottee	No. of Equity Shares of face value of Rs.10/- each, fully paid-up	% of post-preferential issue paid-up capital
1	Central Bank of India	16,70,526	0.83
2	Canara Bank (*)	8,77,894	0.44
3	State Bank of Patiala	6,69,473	0.33
4	Dena Bank	4,38,947	0.22
5	United Bank of India (*)	2,96,842	0.15
6	The Bank of Rajasthan Ltd	2,24,210	0.11
7	New India Assurance Company	1,20,000	0.06
8	Tamilnadu Mercantile Bank Ltd	60,000	0.03
9	State Bank of Hyderabad	31,578	0.02
10	Bank of Baroda	15,789	0.01
	Total	44,05,259	2.20

(*) subject to receipt of confirmation

(f) Change in control/Board of Directors:

There will be no change in control or in the Board of Directors of the Company. The existing Promoter/Board of Directors will continue to be in control of the management.

(g) Issuer's undertaking(s):

The undertaking(s) required to be furnished/disclosed in the Explanatory Statement to the Notice, under the SEBI ICDR Regulations, relating to re-computation of price and lock-in of securities till the re-computed price is paid by the allottee(s) will not be applicable to the Issuer as the Issuer's Equity Shares are listed on the National Stock of Exchange of India Limited viz., recognized Stock Exchange for more than the minimum period specified under the said Regulations.

The Issuer shall place a copy of the certificate of the Statutory Auditors before the Annual General Meeting of the Members on 21 September 2010, certifying that the aforesaid issue is being made in accordance with the requirements of the SEBI ICDR Regulations.

In terms of the resolution, the Board is being empowered to issue and allot the Equity Shares as aforementioned, subject to necessary approvals, to the allottee(s) as aforesaid. Consent of Members in General Meeting is necessary, for the above, pursuant to Section 81(1A) of the Companies Act, 1956 and the SEBI ICDR Regulations.

The proposed issue of Equity Shares, on preferential basis, to the allottee(s) as aforesaid, is in accordance with the stipulation of the CDR Cell and is in the interest of the Company.

The Board commends the resolution for the approval of Members.

Memorandum of Interest

None of the Directors of the Company is interested in this resolution.

(By Order of the Board)

For SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LTD.

Place: Chennai
Date : 11 August 2010

N RAMAKRISHNAN
Secretary

DIRECTORS' REPORT

Your Directors present their 39th Annual Report together with the audited statement of accounts of the Company for the financial year ended 31 March 2010.

OPERATING RESULTS

(Rupees in crore)

	2009-10	2008-09
Sales and services	417.07	377.79
Other income	105.76	51.36
Total income	522.83	429.15
Manufacturing and other costs	530.23	925.63
Profit before interest, depreciation and tax	(7.40)	(496.48)
Interest	20.50	127.74
Depreciation	96.67	82.46
Total expenditure	647.40	1135.83
Profit/(loss) before tax	(124.57)	(706.68)
Provision for tax	-	0.53
Profit/(loss) after tax	(124.57)	(707.21)

SPIC operates its business in four divisions:

1. The Fertilizer Division manufactures fertilizers and fertilizer intermediates.
2. The Pharmaceuticals Division manufactures Penicillin-G Potassium (fermentation-based), Active Pharmaceutical Ingredients, finished dosage products, industrial enzymes and plant-based nutraceuticals.
3. The Engineering/Construction Services Division offers specialized and extra high voltage transmission line construction, railway electrification, operation and maintenance and related engineering services.
4. The Agri-business Division offers products for sustainable agricultural development with a global footprint—tissue culture plants and hybrid seeds.

OPERATIONS

Fertilizer Division

The production and sales performance of the Fertilizer Division for the period under review is as follows:

(in metric tonnes)

Product	Category	2008-09	2009-10
Urea	Production	--	--
	Sales	--	--
DAP	Production	--	--
	Sales	--	--
Complex Fertilizer	Production	6,225	174,605
	Sales	6,225	174,603
ALF_3	Production	2,463	3,234
	Sales	2,394	2,058
Gypsum	Sales	148,531	166,305
Zinc Sulphate (Trading)	Sales	--	1,377

Due to constraint on working capital, Urea production remains suspended since March 2007. Your Company manufactured phosphatic fertilizers during the period under review. Production and sale of complex fertilizers during the financial year was the highest ever achieved.

Towards expediting action for early resumption of production of Ammonia and Urea, your Company, with the support of the Department of Fertilizers, Ministry of Chemicals and Fertilizers, the Ministry of Petroleum and Natural Gas, Government of India and Assest Reconstruction Company (India) Ltd (ARCIL), has executed an agreement on 24 April 2010 with Indian Oil Corporation Limited (IOC) for resumption of supplies of naphtha and furnace oil to recommence production of Ammonia and Urea. Production was slated to commence in May 2010; however, on account of some technical problems that emerged during start-up operations, this had to be postponed. Production is now expected to commence in September 2010.

During the financial year 2009-10, your Company

- obtained environment clearance for establishing production facility to produce Single Super Phosphate;
- carried out contract-manufacturing of fertilizer intermediates on behalf of other companies; and
- traded on trial basis in Zinc Sulphate, an important agricultural input, achieving a turnover of Rs.4.3 crores.

Market Scene

Fertilizer marketing in India is directly linked to the two major seasons, the *Kharif and Rabi.*

Despite an early commencement of the south-west monsoon, the country experienced a deficit rainfall of 23% in 2009, the lowest in the last three decades. The Kharif season that coincides with the south-west monsoon (June to September) experienced 77% of normal rainfall. Overall, the rainfall received by the country during the season was 689.9 mm as against the normal 892.5 mm. In your Company's marketing territory viz, the southern peninsula, there was a deficiency of only 4% in rainfall during the south-west monsoon. The rainfall received during the north-east monsoon was 135.3 mm against the normal of 125.5 mm (excess of 8%). The rainfall pattern was not uniform in your Company's area of operations during 2009-10.

Fertilizer Industry Scenario

Government of India, realizing the urgent need for bailing out the fertilizer industry, which is passing through testing times, signalled by stagnant production, absence of fresh investment and poor financial health accompanied by high level of imports, imbalanced use of nutrients and deteriorating soil health, has ushered in reform measures by introducing a Nutrient Based Subsidy (NBS) Scheme for P (Phosphatic) and K (Potassic) fertilizers effective 1 April 2010, as announced in the 2009-10 Union Finance Budget. Important changes initiated in the new NBS Scheme are - fixed subsidy per unit of N (Nitrogen), P_2O_5 (Phosphate), K and Sulphur, subsidy for micro-nutrients (Zinc and Boron) added to fortified fertilizers (fertilizers added with micro nutrients for improving soil fertility and increasing crop productivity) and floating maximum retail price (MRP). The new Scheme is a welcome move for the fertilizer industry and Indian agriculture. As the subsidy is fixed per unit of nutrient for the year, the industry would now be able to tie up raw materials on long-term basis at competitive prices, facilitating the maintaining of domestic production at better levels. Further, unlike in earlier years, importers can plan the quantity and schedule of imports to ensure availability of fertilizers to bridge the gap between demand and indigenous production. The NBS

Scheme is expected to be more beneficial to your Company due to the availability of in-house phosphoric acid production facility to the extent of 30% of its total requirement.

Economists have estimated that India could achieve 8-8.5% GDP (gross domestic product) growth in 2010-11 provided the primary (agricultural) sector registers a 4% growth. Due to various factors including inadequate and indiscriminate use of fertilizers and deteriorating soil health, growth of agricultural production has remained below 2% in recent years. With a view to improving soil health, government has initiated action for creating adequate facilities for soil analysis. Better availability of fertilizers under the new NBS Scheme will definitely ensure higher agriculture productivity and equitable distribution of fertilizers across the Country. Given the fact that subsidy is for the nutrient content under the new NBS Scheme, the availability of different types of fertilizers will improve, encouraging the farmers to choose from a basket of products, paving way for improved soil health and higher productivity. The new NBS Scheme would also bring more and more new products fortified with micro/secondary nutrients as additional subsidy is available for customized products. This would provide the impetus for healthy competition among the industry players to offer cost effective products and services to farmers. Government's announcement of separate policy for green-field/ brown-field investments in Urea sector and the new Import Parity Pricing (IPP) policy will pave the way for creation of additional capacities, with many existing Urea manufacturers already announcing plans for new/expansion projects. With the expected improvement in the availability of gas to meet the additional requirement, the growth prospect of the sector is promising. Further, coverage of Urea units under NBS Scheme, simultaneously with the industry becoming homogenous, by way of conversion of all non-gas based units into gas, would definitely provide a level playing field for the various stake holders resulting in healthy competition and better productivity. Government has extended, by six months, the existing New Pricing Scheme-III for Urea, which, in the normal course, was to have been revised effective 1 April 2010. It is further understood that government is considering a special dispensation by way of reimbursement of additional fixed cost for closed Urea plants to enable them to resume production and sustain operations, which will be a welcome step in the right direction.

For naphtha-based Urea plants, government is working out a definitive time-frame for natural gas connectivity to minimize the cost of production of such units and thereby, reduce government's outgo towards subsidy. Till such time, it is anticipated that government would continue its support to existing naphtha/ furnace oil and LSHS (Low Sulphur Heavy Stock) based units under the New Pricing Scheme–IV, also taking into consideration the lower fixed cost of these units vis-a-vis new investments in the sector. As per the current indication, your Company is expected to get gas connectivity by December 2012.

Pharmaceuticals Division

SPIC's Pharmaceuticals Division consists of four sub-divisions, namely, Penicillin-G (Pen-G), Active Pharmaceutical Ingredients (API), formulations and industrial enzymes.

In **Pen-G business**, the unit's production was 678 Million Mega Units (MMU) in 2009-10 as against 1,895 MMU in 2008-09. There was a maintenance turnaround for overhauling between May and August 2009. Sales were 838 MMU in 2009-10 as against 1,767 MMU in 2008-09. Pilot trials (new technology) were conducted in August 2009.

The year, 2009-10, was depressing for Pen-G operations, as prices of Pen-G imports from China tumbled to USD (American Dollar) 7.47 per Billion Units (BU) as against USD 10.22 per BU in 2008-09. Even as domestic Pen-G prices continued to plummet against cheaper Chinese imports, prices of most of the critical inputs like sugar, furnace oil, phenyle acetic acid shot up, increasing the variable cost of indigenous manufacturers.

The power situation in Tamilnadu deteriorated during the year under review, with power cuts ranging between 20-40%, which affected operations severely. Over and above the normal power cut, there was also a mandatory 100% cut during peak hours (6 PM-10 PM) daily, compounding the woes of the unit, which depends heavily on grid power, due to high cost of generation of capitive power.

The gain of the year was implementation of the new Pen-G strain plus technology know-how satisfactorily and rapidly scaling it up during September–December 2009. The benchmark was set at almost 10,250 BU per batch of 210-215 hours' fermentation *vis-a-vis* 4,850 BU per batch with the old technology. In real terms, a 20% increase in productivity and about 22% reduction in cost have been realized, adding to the cost reduction obtained by commissioning of coal fired boilers vis-à-vis the old furnace oil fired boilers, bringing down steam cost substantially.

The continued downtrend of imported Pen-G prices from China, which broke the sub-USD 8 barrier led to the decision to halt Pen-G production temporarily from January 2010.

In July 2009, the Company filed a petition with the Director General (Anti-dumping), Ministry of Commerce, Government of India, praying for anti-dumping duties in respect of imports of Pen-G and 6-APA from China. After about eight months of suvey, inspection and evaluation, there was an announcement of interim levy of anti-dumping duties on Pen-G and 6-APA by the Director General (Anti-dumping). However, the interim duties are yet to be implemented. Efforts are on by your Company and Alembic with the Ministry of Chemicals and the Ministry of Finance, Government of India, to implement the anti-dumping duties in order to provide a level playing filed and lend viability to the fermentation-based antibiotic industry in the country.

In **API business**, the unit just managed to hold on to marginal operations with existing range of products and customer base. Delay in receipt of the renewed WHO-GMP (World Health Organization-good manufacturing practice) certification, resulted in loss of orders during the first six months of the year, curtailing the top-line and contribution (same was the case with Formulation business). The limited capacity, increased cost of power - due to grid power shortage and costly self-generation through diesel based generators - dampened the possibility of expanding the business.

In **Formulation business**, the unit managed to hold on to sustainable operations during the year under review. Exports to Myanmar, Haiti, Iran, Algeria and Sri Lanka were continued during the year, however, at a slightly lower level than the previous year. Contract-manufacturing services for bulk customers improved steadily with more volumes and value; basket of customers also increased.

In **Industrial Enzymes business**, the unit managed to consolidate its strength of technical marketing in the leather and textile segments, where the increase in market share and sales growth has been positive in 2009-10 compared to 2008-09. Exports to China, Vietnam and Dubai gained ground during the year.

Completion of the commissioning of the plant at Maraimalai Nagar [MM Nagar] (relocated from Porur) was halted due to financial constraints and the fermentation and downstream operations could not be carried out as planned at MM Nagar. During the period November 2009 to February 2010, fermentation could be carried out at Pen-G plant due to the fact that Pen-G had

3x100 KL and 6x9 KL Fermenters free (benefit of new Pen-G technology) and spray drying was outsourced and formulation activity alone was carried out at MM Nagar.

The potential growth of enzymes and auxiliary products for leather processing and textile processing could not be tapped due to the mismatch in supply ability vis-à-vis the market demand/orders. Outsourced enzyme concentrate also was alternatively tried; however, high input cost and inconsistency in suppliers' lead time, and occasionally, in quality affected onward supplies.

Engineering/Construction Services Division

SPIC-SMO is acknowledged for its expertise in implementing complex large-scale projects on Engineering, Procurement & Construction basis in power transmission and distribution, railway electrification and maintenance services in chemical, petrochemical, oil & gas, and fertilizer sectors.

In 2009-10, SPIC-SMO achieved a turnover of Rs.82.48 crores and executed several contracts in India involving extra-high voltage transmission lines, operations and maintenance services, turnaround maintenance, inspection maintenance and repair services and railway electrification works.

SPIC-SMO's Transmission and Distribution group achieved a turnover of Rs.72.62 crores. Two major rural electrification works under the Government of India's Rajiv Gandhi Grameen Vidyutikaran Yojana (RGGVY) for Power Grid Corporation of India (Powergrid), in Jhalawar district of Rajasthan and in Mau, Ballia and Azamgarh districts of Uttar Pradesh and the 400 kV double circuit Neyveli-Perambalur transmission line Project in Tamil Nadu were successfully completed during the year under review.

Presently, three transmission line projects for Powergrid, in Chattisgarh, Madhya Pradesh and Tamil Nadu, and one rural electrification project, for Powergrid, in Uttar Pradesh, under the RGGVY, are under execution. Besides, two railway electrification projects for Central Organization for Railway Electrification (CORE), in Uttar Pradesh and Orissa and 5 transmission line and sub-station projects, in Jammu & Kashmir, for the Power Development Department, Government of Jammu & Kashmir, are also under execution.

SPIC-SMO has bagged contracts for a value of Rs.132.06 crores from Powergrid, on joint venture basis, which include major contracts for construction of (1) Agra-Jattikalan 765 kV SC transmission lines (120 kilometers) in Uttar Pradesh and Haryana (2) Meerut-Bhiwani 765 kV and 400 kV DC transmission lines (190 kilometers) in Uttar Pradesh and Haryana, and (3) Sikar-Jaipur 400 kV and 220 kV DC transmission lines (251 kilometers) in Rajasthan.

SPIC-SMO has associated JV Partners to support future tender participation.

SPIC-SMO is favourably placed in six projects, for which orders are expected in the first quarter of 2010-11. This includes two packages from Wardha to Aurangabad covering 408 kms, in the aggregate, of 400 kV DC Line upgradable to 1200 kV. This line is the first of its kind in India and SPIC-SMO is well placed against stiff competition.

Powergrid Corporation of India Limited has identified 9 transmission corridors of about 24,000 circuit kilometers to connect with users 50,000 MW of new private generation capacity coming up in 4-5 years. The new transmission corridors will enhance transmission capacity and meet the growing demand for dedicated transmission facilities from private players in the generation sector. The new transmission corridors are estimated to cost Rs.58,000 crores.

SPIC-SMO's Operation & Maintenance and Engineering unit achieved a turnover of Rs.9.86 crores during the financial year. The expertise of SPIC-SMO's operations and maintenance services is well recognized by the chemical and petrochemical sectors in India and abroad. The unit has provided thrust in areas like turnaround maintenance, turbo machinery overhauling, rotary equipment, inspection, maintenance and repair (IMR) services and specialized fabrication, design and engineering services.

Agri-business Division

During the year under review, in tissue culture the thrust continued to be on banana and gerbera. 2.48 million banana plants and 1.06 million gerbera plants were produced. Sales of banana and gerbera plants were 2.32 million and 1.08 million respectively. The total sales turnover was Rs.5.43 crores. Sales of gerbera at 1.08 million were an all-time high. However, due to the inadequate power availability, there has been a set back to the production of plants and the cost of production has risen substantially.

In seeds business, a turnover of Rs.10.20 crores was achieved during the year. Through the business tie up with seeds major, Mahyco Seeds, BT cotton seeds valued at Rs.1.35 crores were marketed and a good market for the seeds was established in the northern and southern states.

SUBSIDIARIES/JOINT VENTURES/INVESTMENTS

SPIC's current strategic investments *inter alia* in subsidiaries and joint ventures are as follows:

SPEL Semiconductor Limited

Turnkey wafer sort; IC assembly; test sub-contracting

Tamilnadu Petroproducts Limited

Manufacture of linear alkyl benzene (LAB); epichlorohydrin (ECH); heavy alkalyte; caustic soda; chlorine; hydrochloric acid; ammonium chloride; sodium hypochlorite

EDAC Engineering Limited

Construction of power plants, refineries, oil and gas, chemical and petrochemical plants in India and abroad; contracts on lump-sum turnkey (LSTK) basis for Balance of Plant (BoP) in thermal power plants and infrastructure projects; provision of services from engineering to operation and maintenance under a single roof.

Manali Petrochemical Limited

Manufacture of propylene oxide, propylene glycol, polyols.

Tuticorin Alkali Chemicals and Fertilisers Limited

Manufacture of soda ash, ammonium chloride, sodium bicarbonate, ammonium bicarbonate and bio-products.

Orchard Microsystems Limited

Integrated Circuit (IC) design.

SPEL Semiconductor Limited (SPEL)

SPEL produced 258.11 million units of integrated circuits (ICs) in the year as against 229.20 million units in 2008-09. Sales increased to Rs.87.15 crores, registering a 7% growth over the previous year's figure of Rs.81 crores. SPEL achieved a net profit of Rs.6.11 crores in the financial year 2009-10, as against Rs.6.23 crores in 2008-09.

The global economic slowdown has severely impacted the semiconductor industry leading to piling up of inventories and reduced capital expenditure. However, in 2010, the semiconductor market is expected to grow by 20% as per latest estimations by Gartner Inc., USA, a leading global information technology research and advisory firm. Compared to last year, outlook for the semiconductor industry appears to be healthier. Industry is

bullish on the growth prospects of energy efficient and renewable products. The mobile internet market will drive semiconductors for the next decade with an incredible integration of electronic devices targeting nearly 7 billion consumers globally.

Keeping pace with market growth, SPEL is in the process of further expansion during 2010-11.

Tamilnadu Petroproducts Limited (TPL)

During 2009-10, TPL's Linear Alkyl Benzene (LAB) business showed signs of reasonably improved margins and profitability thanks to the stable international oil prices and consumption of key raw materials being within norms. LAB production was higher during the year at 85,068 MTs as compared to 75,707 MTs in 2008-09. LAB business in the country remains highly competitive due to additional capacity. The increasing imports from the middle-east remain a matter of serious concern to LAB manufacturers, with the matter having been taken up with the Government of India by TPL for appropriate safeguard measures to ensure a level playing field for all domestic manufacturers.

In Epichlorohydrin (ECH) business, sales realization was not commensurate with the improved volumes due to subdued prices internationally. Rising trend of input costs, particularly, the cost of energy coupled with the inverted duty structure, severely impacted TPL's margins. As regards chlor alkali business, performance during the year came down considerably due to several factors like unhealthy competition between domestic manufacturers, cheaper imports, low off-take by domestic buyers etc. Besides these factors, increased variable costs due to the high cost of captive power consumption owing to the severe power cut in Tamilnadu, further dented the margins.

Improved financial performance during the year facilitated TPL to secure additional working capital limits, fund and non-fund based, besides availing a one-time credit facility to meet urgent working capital needs. The support from the working capital lenders and extended credit from its suppliers enabled TPL to tie up raw materials required to maintain its production as per schedule during the year.

Despite the drop in sales revenue (net of excise) during the year 2009-10, to Rs.905.08 crores from Rs.973.87 crores during 2008-09, TPL reported improved earnings before depreciation, interest and taxation (EBDITA) of Rs.65.44 crores in 2009-10 (Rs.60.17 crores in 2008-09), with a profit before taxation of Rs.13.32 crores (Rs.1.91 crore in 2008-09) and profit after taxation of Rs.10.77 crores during the year (Rs.6.54 crores in 2008-09). In view of the improved profit, the Board of Directors of TPL has proposed to its shareholders a dividend of 5% on its paid up equity share capital, returning to dividend payment after four years.

EDAC Engineering Limited (EDAC)

During the year, EDAC achieved a sales turnover of Rs.721.11 crores compared to Rs.422.46 crores in 2008-09. Profit after tax rose from Rs.8.27 crores in 2008-09 to Rs 22.4 crores in 2009- 10. During 2009-10, EDAC completed major projects with JSW Energy, Siemens and Sterlite, on time, contributing to the power availability of the nation.

EDAC's order book position as on 31 March 2010 stood at Rs.672 crores.

Manali Petrochemical Limited (MPL)

During the financial year 2009-10, MPL completed the de-bottlenecking operations of some of the process plants and improved the sales turnover (net of excise) to Rs.388.70 crores (Rs.353.17 crores in 2008-09). The profit before and after tax improved substantially to Rs.30.00 crores and Rs.21.06 crores (Rs.10.47 crores and Rs.7.03 crores in 2008-09) respectively.

The bio-mass fired 4.2 MW captive cogeneration power plant was helpful in maintaining MPL's production at rated capacities. The propylene oxide augmentation project was completed and commissioned in March 2010, thereby increasing production capacity to 36,000 MT per annum. The full capacity of the plant of 36,000 MT would be realized in the next year.

Tuticorin Alkali Chemicals and Fertilisers Limited (TAC)

TAC's plants continue to remain shut due to non-availability of carbon di-oxide (CO_2) from your Company, owing to shut down of your Company's Ammonia plant. Hence, there were no manufacturing operations during the year.

Restarting of the Ammonia plant by your Company would enable the supply of CO_2 to TAC facilitating commencement of manufacturing operations of TAC. In order to restart the plants, refurbishment of plant and machinery is presently underway and the work is expected to be completed by August 2010.

The Board for Industrial and Financial Reconstruction (BIFR) has declared TAC as a sick industrial undertaking effective 14 July 2009 and appointed IDBI Bank as the Operating Agency for finalizing a suitable rehabilitation package for TAC's revival. TAC is in discussion with its lenders and is in the process of filing a fully tied up draft Rehabilitation Scheme to BIFR by October 2010.

Towards the end of the financial year 2009-10, in discussion with Asset Reconstruction Company (India) Limited (ARCIL), who have acquired a significant quantum of assignment rights from the secured lenders of your Company, and with whom your Company has been in discussion for restructuring the Company's loan liability to a sustainable level, investments held by your Company in Indo-Jordan Chemicals Company Limited, Technip India Limited and Indital Chemicals Limited were divested. The divestment proceeds were applied towards payment to secured lenders, thus bringing down your Company's outstanding secured debt:

Indo-Jordan Chemicals Company Limited, Jordan (IJC)

During the financial year 2009, IJC produced 164,678 MT of phosphoric acid - a capacity utilization of 92% on nine months plant operations. During the first quarter of fiscal 2009 (January-March 2009), plants were shut down mainly due to drastic fall in acid prices in the international market. In 2009, IJC made a net loss of USD 30.41 million, which is largely on account of stock adjustment of USD 29.76 million.

The Company's shareholding in IJC was divested to the other principal joint venture partner viz, Jordan Phosphate Mines Company Limited for USD 50.60 million (Rs.225.29 crores). Pursuant thereto, IJC ceased to be a subsidiary of your Company effective 21 April 2010.

Technip India Limited (TPIL)

TPIL's performance during 2009-10 was satisfactory in the context of the economic turndown that slowed down the business in oil and gas sector worldwide. TPIL's net income during the year 2009-10 stood at Rs.154.54 crores (unaudited) and net profit before tax at Rs.24.31 crores (unaudited) as against Rs.187.34 crores and Rs.22.75 crores in the previous year.

The Company's shareholding in TPIL was divested to Technip SpA Italy viz, the other joint venture partner, for a net sale consideration of Rs.7492.34 lacs.

Indital Chemicals Limited (Indital)

Owing to issues of operational viability, Indital's operations remained suspended during the period under review. Due to

prolonged suspension of production activities, the unit had become a non-productive asset, with scope of revival uncertain.

The Company's shareholding in Indital was divested to Polyhose India Private Limited for a sale consideration of Rs.700 lacs. Pursuant thereto, Indital ceased to be a subsidiary of your Company effective 29 March 2010.

Orchard Microsystems Limited (OML)

During the year under review, OML reported a cash loss of Rs.0.13 lac, as against a cash loss of Rs.0.17 lac in the previous year, 2008-09.

The status in respect of SPIC Fertilizers and Chemicals FZE, Dubai and SPIC Petrochemicals Limited is as under:

SPIC Fertilizers And Chemicals FZE, Dubai (SFC FZE)

SFC FZE's project for manufacture of Ammonia and Urea in Dubai could not commence operations because of non-availability of gas. During the year, the Jebel Ali Free Zone Authority (JAFZA), the zone in which the plant has been set up initiated legal action for recovery of dues against SFC FZE and its promoters for non-payment of arrears, towards land lease charges. Since SFC FZE was not able to identify a site where natural gas is available for re-locating the plant and also unable to sell the plant and machinery because of the deteriorating condition, it entered into an Understanding with JAFZA to make an exit from the Free Zone. As against the huge arrears payable to JAFZA, JAFZA had repossessed the land leased to SFC FZE and taken over the plant and machinery at Jebal Ali Free Zone and this was necessitated to avoid litigation and further claims. SFC FZE also owes lease charges to the port authorities at Ras Al Kaimah. In the circumstances, the promoters of SFC FZE viz, your Company and Emirates Trading Agency will soon decide on the further course of action.

SPIC Petrochemicals Limited (SPIC Petro)

Even as SPIC Petro was continuing its efforts in identifying a suitable strategic investor for completion of its Project, a few unpaid vendors approached the Hon'ble Madras High Court with winding up petitions, and the Hon'ble Court passed a winding-up order of the company on 17 April 2009. SPIC Petro filed an appeal and the Division Bench of the Hon'ble Madras High Court stayed the order on 5 May 2009. Subsequently, the Division Bench directed SPIC Petro to make part payment to the vendors. Since SPIC Petro was unable to make payment, the Division Bench vacated the stay on the winding-up order and dismissed SPIC Petro's appeal on 26 April 2010. Thereby, the winding-up order passed on 17 April 2009 came into effect and the Hon'ble Court directed the Official Liquidator (OL) to take possession of the assets and effects of SPIC Petro, who took over the same on 14 May 2010. ARCIL has, however, initiated legal action against the OL seeking primacy over the assets of SPIC Petro.

FINANCE

During the year under review, the rework package in respect of the Company, circulated by ARCIL, was approved by the Corporate Debt Restructuring (CDR) Empowered Group (EG) at its meeting held on 24 February 2010 and the approval conveyed to the Company vide CDR Cell's letter dated 13 March 2010 (read with the Term Sheet of ARCIL conveyed by letter dated 28 March 2010). On successful implementation of the rework package your Company would be eligible for significant reduction in debt and interest accrued thereon. Your Company has, during the year, paid Rs.35999.47 lacs to ARCIL for distribution to secured lenders (including to those whose debts had not been assigned to ARCIL) and has also converted part of the secured debts amounting to Rs.3000 lacs into equity as stipulated in the CDR rework package.

Though your Company has commenced payment of dues, credit has not been taken for the expected relief in loan and interest liabilities *vis-a-vis* the corresponding amounts taken over by ARCIL/the amounts acknowledged as dues by other lenders in the rework package, pending satisfactory completion/compliance of various conditions stipulated in the said package.

Your Company has executed a Memorandum of Understanding with IOC on 19 April 2010 mutually agreeing to the terms and conditions for the execution of the Supply Agreement for resumption of supply of naphtha and furnace oil and settlement of certain past dues. The Supply Agreement was executed by the Company with IOC on 24 April 2010 for the supply of naphtha and furnace oil on agreed terms and conditions.

During the year under review, the Company, in co-ordination with ARCIL, disposed of certain non-core Assets for a value of Rs.7716.47 lacs and also entered into an agreement for sale of assets for a value of Rs.2879 lacs during the quarter ended June 2010. The net loss incurred on these transactions was Rs.1315.50 lacs, which was mainly on account of revaluation of these assets done in March 2006 when the market prices were ruling high.

Divestment of the Company's shareholding, during the year, in Technip India Limited and Indital Chemicals Limited, the proceeds of which were fully utilized for settlement of secured debt, yielded a profit on sale of Rs.7694.45 lacs.

No fresh "Fertilizer Companies Government of India Special Bonds" (previous year Rs.434.90 lacs) towards subsidy receivable were received by your Company during the year under review from the government. The bonds already received are tradable in the market and therefore, restated at fair value, as at 31 March 2010, resulting in a charge to the Profit and Loss Account of Rs.6.46 lacs (previous year Rs.42.33 lacs). Your Company has also disposed of bonds worth Rs.2600.00 lacs during the current year (previous year Rs.1750.40 lacs) and the profit on sale of such bonds, amounting to Rs.66.23 lacs (previous year Rs.144.21 lacs), has been credited to the Profit and Loss Account under the head "Other Income".

Loss during the year under review was Rs.12456.57 lacs and the accumulated loss as on 31 March 2010 amounted to Rs.157368.83 lacs, which was on account of the following:

- Certain working capital banks raised claims before the Hon'ble Debts Recovery Tribunal (Hon'ble DRT), which the Company is contesting.
- During the pendency of the proceedings, Hon'ble DRT ordered that the subsidy payment to the Company should be monitored by it. This affected the free flow of working capital and opening of letters of credit by banks. Resultantly, the ammonia and Urea plants, which were stopped on 27 March 2007 for turnaround activities, could not be recommenced.
- The Company has made provision for dimunition in the value of investments in the zero interest bonds of SPIC Petrochemicals Limited (SPC) amounting to Rs.30609.63 lacs in the current year. This has been necessitated due to the Official Liquidator (OL) taking possession of the assets and effects of SPC pursuant to the order passed by the Hon'ble Division Bench of the Madras High Court on 26 April 2010. Provision for investment in equity and preference capital by the Company in SPC amounting to Rs.25380 lacs has already been made during 2008-09.
- The Company, in the earlier periods, had provided for Rs.5209.47 lacs towards dimunition in the value of the equity

investment in SPEL Semiconductor Limited (SPEL) and Rs.3668.46 lacs towards the investment in Tuticorin Alkali Chemicals and Fertilisers Limited (TAC).

- The Company had also fully provided for the investment in SPIC Fertilizers snd Chemicals Limited, Mauritius (SFCL, Mauritius) amounting to Rs.18453.62 lacs. SFCL, Mauritius had invested in SPIC Fertilizers and Chemicals FZE, Dubai (SFC FZE) and due to non-availability of gas as well as taking over of the assets of SFC FZE at the Jebel Ali Free Zone by JAFZA, the investment in SFC FZE was also fully provided for.

PREFERENTIAL ALLOTMENT OF SECURITIES

During the year under review, to augment the finances of your Company, the Promoter group viz, Dr M A Chidambaram group, at the request of ARCIL, in line with the rework package approved by CDREG, with the consent of the Members at the Extraordinary General Meeting held on 22 February 2010, and other requisite approvals, infused a sum of Rs.50 crores, as the first phase infusion, through FICON Holdings Limited (FICON), against which FICON was allotted 2,77,77,777 Fully and Compulsorily Convertible Preference Shares of Rs.18/- each (FCCP Shares), with each FCCP Share being compulsorily and mandatorily convertible into one equity share of Rs.10/- each of your Company, at a premium of Rs.8/- per share, in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (SEBI ICDR Regulations). Further, in accordance with the terms and conditions of the aforesaid preferential issue to the promoter group, 65,58,676 FCCP Shares were converted into equity shares on 31 March 2010, in line with the SEBI Regulations in this regard.

The sum of Rs.50 crores infused by the promoter group was utilized towards settling part of the dues to IOC as per the terms of the Agreement entered into with IOC by your Company, as per the object of the preferential issue. In terms of the said Agreement with IOC, a scheme for settlement of dues to IOC has been agreed upon and consequently, IOC has agreed for resumption of supply of naphtha and furnace oil to your Company's fertilizer plant at Tuticorin.

As per the decision of the Corporate Debt Restructuring Empowered Group (CDREG) at its meeting held on 24 February 2010, conveyed to your Company by letter no. BY CDR (JCP) no.1529/2009-10 dated 13 March 2010 of the CDR Cell, the Promoters of the Company are required to infuse Rs.150 crores towards equity share capital, in two phases, inclusive of the sum of Rs.50 crores already infused.

In respect of the second phase infusion of Rs.100 crores by the promoter group, as per the CDREG decision as aforementioned, subsequent to the approval of the Members at the Extraordinary General Meeting held on 19 May 2010, for issue/allotment of up to 4,34,78,260 equity shares of Rs.10/- each, at an issue price of Rs.23/- per share, inclusive of a premium of Rs.13/- per share to FICON, your Company is in the process of obtaining approvals, exemption/confirmation from the National Stock Exchange of India, the Securities and Exchange Board of India and the Reserve Bank of India for the issue.

During the year under review, ARCIL, requested your Company for conversion of up to Rs.30 crores of the Company's outstanding debt into equity as per the pricing formula under the SEBI ICDR Regulations. Accordingly, with the approval of the Members at the Extraordinary General Meeting held on 22 February 2010, and of the National Stock Exchange of India, ARCIL was allotted 1,66,66,666 equity shares of Rs.10/- each, fully paid, at an issue price of Rs.18/- per share, inclusive of a premium of Rs.8/- per share, on 30 March 2010, by conversion of secured debt of Rs.30 crores into equity. In terms of the CDREG decision as aforementioned, the secured lenders are further entitled to conversion of debt of a sum of Rs.30 crores into equity/debentures, at their option.

After the allotment of equity shares, as aforementioned, to FICON Holdings Limited and ARCIL on 30 and 31 March 2010, your Company's issued, subscribed and paid-up equity share capital has increased to Rs.131.17 crores as at 31 March 2010, from Rs.107.95 crores previously.

Further, the Board of Directors, at the meeting held on 6 August 2010 has approved the issue, on preferential basis, of up to 44,05,259 equity shares of Rs.10/- each, at an issue price of Rs.19/- per share (which includes a premium of Rs.9/- per share), by way of conversion of debt of up to Rs.837 lacs to the secured lenders of the Company. The said preferential issue is subject to Members' approval in general meeting and necessary resolution in this regard is included in the 'Notice to the Members' for the forthcoming 39th Annual General Meeting, for approval of the Members.

DIVIDEND

In view of the loss, it has not been possible for your Directors to recommend dividend on the preference and equity share capital of the Company for the financial year 2009-10.

SUBSIDIARY COMPANIES

In terms of the approval granted by the Central Government under Section 212(8) of the Companies Act, 1956, copies of the Balance Sheet, Profit and Loss Account, reports of the Board of Directors, reports of the Auditors and other related information of the subsidiary companies have not been attached with the Balance Sheet of the Company. The Company will make available these documents/details of information to any member of the Company upon request.

The annual accounts of the subsidiary companies and the related information will be made available to the investors of the holding and subsidiary companies seeking such information. The annual accounts of the subsidiary companies will also be kept for inspection by any investor at the registered/principal office of the Company and that of the subsidiary concerned.

PUBLIC DEPOSITS

As on 31 March 2010, there were no outstanding public deposits and the overdue unclaimed deposits, covering 55 depositors, amounted to Rs.12.30 lacs.

HUMAN RESOURCE DEVELOPMENT

The Company, as always, places great emphasis on its human capital and the need to retain and develop talent in the present trying times the Company is going through. The Company provides a conducive and challenging work environment and provides opportunities for professional development of its employees through training and development.

DIRECTORS' RESPONSIBILITY STATEMENT

In accordance with the requirements of Section 217(2AA) of the Companies Act, 1956, the Directors of the Company declare that:

(i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

(ii) the Directors have selected such accounting policies and applied them consistently and made judgments and

estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company as at 31 March 2010 and of the loss of the Company for the year ended on that date;

(iii) the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(iv) the Directors have prepared the annual accounts on a *going concern* basis for the reasons stated in note 4 of schedule 16.

AUDITORS

The Company's Auditors, Fraser and Ross, Chartered Accountants, retire at the conclusion of the ensuing Annual General Meeting and are eligible for re-appointment.

As regards the observation of the Auditors in Para 4(c) of their report, considering that the re-work package has been approved under the CDR mechanism as referred supra and the Company has commenced payment in line with the conditions stipulated in the re-work package, substantial relief in loan liabilities is expected and the efforts taken by the Management in recommencement of nitrogenous fertilizer operations with the support of IOC, ARCIL and the Department of Fertilizers, Government of India, in the near future, are expected to bear fruit and hence the financial statements have been prepared on a going concern basis as referred to in Note No.3(b) and Note 4 of Schedule 16.

As regards the observation of the auditors in para iv (b) and (d) of the annexure to their report, the Company has taken adequate steps to resume the operations of the nitrogenous fertilizer plants which will result in improvement in cash flow to settle the outstanding dues of the financial institution.

DIRECTORS

Thiru M Jayasankar retires by rotation at the ensuing Annual General Meeting and, being eligible, offers himself for re-election as Director.

Since the last report, the following changes have taken place in the Board of Directors.

Indian Bank withdrew the nomination of Thiru K Natarajan, effective 28 November 2009. Thiru Natarajan represented the Working Capital Banks' Consortium on the Board of Directors.

Thiru Jawahar Vadivelu resigned effective 25 January 2010.

Thiru Sudhir S Rangnekar resigned effective 6 August 2010.

Thiru Saurav Ghosh, nominee of Asset Reconstruction Company (India) Limited (ARCIL), passed away on 28 June 2010. ARCIL has nominated Thirumathi Neeta Mukerji, President and Chief Operating Officer as its Nominee Director effective 6 August 2010. Thirumathi Neeta Mukerji is not liable to retire by rotation.

Tamilnadu Industrial Development Corporation Limited (TIDCO) withdrew the nomination of Thiru S J Chiru, IAS, effective 15 September 2009; Dr (Thirumathi) S Revathi, Additional Secretary, Industries Department, Government of Tamilnadu was nominated as a Director by TIDCO and her appointment was effective 16 September 2009.

TIDCO withdrew the nomination of Thiru B Viswabarathy, Senior General Manager, TIDCO and in his place nominated Thiru T K Arun, General Manager and Secretary, TIDCO, who was appointed Director, not liable to retire by rotation, effective 27 October 2009.

Industries Department, Government of Tamilnadu, withdrew the nomination of Thiru K Nandakishore, IAS, effective 19 January 2010.

The Board places on record its appreciation of the service rendered by Thiruvalargal K Natarajan, Jawahar Vadivelu, S J Chiru, IAS, B Viswabarathy, K Nandakishore, IAS, Saurav Ghosh and Sudhir S Rangnekar, during their tenure as Directors of the Company.

In accordance with Clause 49 of the Listing Agreement, particulars relating to the Directors seeking re-election/appointment at the ensuing Annual General Meeting are furnished in the annexure to the Notice.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

In terms of Section 217(1)(e) of the Companies Act, 1956, information relating to conservation of energy, technology absorption and foreign exchange earnings and outgo is set out in the annexure forming part of this Report.

PARTICULARS OF EMPLOYEES

A statement giving the particulars as required under Section 217(2A) of the Companies Act, 1956 and the rules framed thereunder is attached hereto and forms part of this Report.

ACKNOWLEDGEMENT

Your Company is grateful for the co-operation and continued support extended by the Department of Fertilizers, Ministry of Chemicals and Fertilizers, Ministry of Petroleum and Natural Gas, Ministry of Agriculture, Ministry of Corporate Affairs and other departments in the Central Government, the Government of Tamilnadu, other State Governments, Tamilnadu Industrial Development Corporation Limited, Tamil Nadu Electricity Board, ARCIL, Financial Institutions and Banks. The Directors appreciate the dedicated and sincere services rendered by all employees of your Company.

On behalf of the Board

Place : Chennai
Date : 6 August 2010

Dr A C MUTHIAH
Chairman

ANNEXURE TO DIRECTORS' REPORT

Particulars required under the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, for the year ended 31 March 2010.

A. Conservation of Energy

An Energy Audit group, consisting of senior executives and certified energy auditors, is focussing on various energy saving measures. This group identifies potential areas for improvement, scan the environment for innovative and reliable solutions and considers proposals for implementation. Efforts are continuously being taken to reduce energy consumption of the plants.

As a part of energy conservation measures, all pumps and compressors performance were studied. Various energy saving technologies like provision of VFD, speed reduction, impeller trimming and smoothening the fluid flow passage with special coatings were implemented.

B. Technology Absorption

As given in Form 'B', attached hereto.

C. Foreign Exchange Earnings and Outgo

Foreign exchange earnings Rs.3066.46 lacs
Foreign exchange outgo Rs.10143.27 lacs

FORM A (See Rule 2)

FORM FOR DISCLOSURE OF PARTICULARS WITH RESPECT TO CONSERVATION OF ENERGY

				Current Year 2009-10	Previous Year 2008-09
A.	Power and Fuel Consumption				
1	Electricity				
	a) Purchased				
	Unit		MWH	51889.37	49494.62
	Total Amount		Rs. in lacs	2632.21	2465.78
	Rate per Unit		Rs/KWH	5.07	4.98
	b) Own Generation				
	i) through Diesel Generator				
	Unit		MWH	338.27	222.04
	Unit per litre of Diesel oil		KWH/litre	3.47	5.73
	Cost per Unit		Rs/KWH	16.19	15.53
	ii) through Steam turbine/ generator				
	Unit		MWH	--	--
	Cost per Unit		Rs/KWH	--	--
2	Coal (Specify Quantity & where used)				
	Quantity		--	0.044	--
	Total cost		--	129.75	--
	Average Rate		--	2957.31	--
3	Furnace oil/LSHS				
	Quantity		MT in lacs	0.039	0.073
	Total cost		Rs in lacs	977.86	1590.18
	Average Rate		Rs per MT	25150.67	21783.25
	B.	Consumption per MT of Production (Energy intensive products only)			
	Ammonia	Production	MT	--	--
		Electricity	KWH	--	--
		Fuel oil	MT	--	--
	Urea	Production	MT	--	--
		Electricity	KWH	--	--
		Fuel oil	MT	--	--
	DAP	Production	MT	--	--
		Electricity	KWH	--	--
		Fuel oil	MT	--	--
	Complex fertiliser	Production	MT	174605	6225
		Electricity	KWH	46	98
		Fuel oil	MT	0.015	0.006
	Penicillin-G	Production	MMU	677.760	1894.59
		Electricity	KWH	30225.242	22817.25
		Fuel oil	MT	0.004	0.058

FORM B (See Rule 2)

I. SPECIFIC AREAS IN WHICH R&D IS CARRIED OUT BY THE COMPANY

R&D activities have been carried out in the areas of Active Pharmaceutical Ingredients, drug intermediates and process technology improvements towards increased productivity of Penicillin-G.

II. BENEFITS DERIVED AS A RESULT OF THE ABOVE R&D WORK

1. Process developed successfully in the laboratory for:

   Synthetic: Pyridine-3-acetic acid hydrochloride, Ibandronate Sodium

2. High yielding Penicillin-G strain was procured, experimented and achieved the desired production level for enabling reduction in direct cost by 20% and increasing the capacity from 2000 MMU to 2460 MMU.
3. Pilot plant trials and commercial production successfully completed for Irbesartan and Venlafaxine hydrochloride.
4. Formulation: Technologies developed for Erythromycin Estolate, Ofloxacin, Irbesartan, Azithromycin, Coenzyme Q10, Desloratadine and Gabapentin.
5. Cost saving measures: (i) 8 MT and 15 MT coal fired boilers were commissioned during the year to bring down steam cost by 300% vis-à-vis the furnace oil based boiler; & (ii) Tramadol hydrochloride and Risedronic acid yield improved by 7%.

III. FUTURE PLAN OF ACTION

- Develop technologies for Valsartan, Telmisartan, Levocetrizine and Theobromine.
- Formulation new product development – Sildenafil citrate, Romofine capsules, Zidovudine tablets, Lamivudine tablets and Nevirapine tablets.
- Pen-G: Feasiibility of Penicillin-V, Pottasium Ciavulanate as an alternative for Pen-G.

IV. EXPENDITURE ON RESEARCH AND DEVELOPMENT

		(Rs. lacs)
a)	Capital expenditure	Nil
b)	Revenue expenditure	116.82
c)	Total	116.82
d)	Total R&D expenditure as a percentage of total turnover	0.28%

	Technology imported	Year of import	Has technology been fully absorbed	Benefit derived
1.	Modernization of Reformer and Convection section of Ammonia Plant	1998	Yes	Reliability improvement
2.	Dual activated Dual pressure Glycine based CO_2 removal system for Ammonia Plant	1998	Yes	Pollution control
3.	New biomass based gasifier unit for Di-Ammonium Phosphate (DAP) plant and Aluminium Fluoride (AlF_3) plant were installed	2007	Yes	GHG reduction
4.	Augmentation of AlF_3 plant production capacity	2007	Yes	Increased production

*****

Statement showing the particulars of employees of the Company, as required under Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the report of the Board of Directors for the year ended 31 March 2010.

Name	Designation and nature of duties	Age	Qualification	Experience	Last employment	Date of commencement of employment	Gross remuneration (Rupees)
Thiruvalargal							
Dr A C Muthiah	Chairman	69	B.E.(Mech), Management Studies, University of Detroit, USA	39	Executive Vice-President (Admn & Personnel), SPIC	01 10 1983	5275990
R Muthu Manoharan	Vice President (Fertilizer Business)	55	B.Tech (Chem)	31	Vice President (Operations), SPIC	20 07 1979	2803694
N Ramakrishnan	Vice President (Corporate Affairs) & Secretary	56	M.Com, LL.M, F.C.S	36	Vice President (Legal), ITC Limited.	10 07 2002	3181910
N Suryanarayanan	Chief Financial Officer	52	B.Com, A.C.A,	28	Vice President (Corporate Finance), SRF Limited.	11 05 2006	4023241

1. The nature of employment is contractual.
2. Gross remuneration excludes contribution to gratuity funds made during the period as the contribution has been made covering all the employees to approved gratuity fund, based on actuarial valuation.
3. None of the above employees is related to any of the Directors of the Company, except Dr A C Muthiah, who is related to Thiru Ashwin C Muthiah, Vice Chairman of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS REPORT
FERTILIZER

Industry scenario

The Indian fertilizer industry, which is the third largest manufacturer of nitrogenous and phosphatic fertilizers in the world, next only to China and USA, witnessed growth during the period under review. Consumption of phosphatic and potassic fertilizers in the country in 2009-10 recorded an impressive growth of 8% and 14% respectively over the previous year. On the production front, production of Di-Ammonium Phosphate (DAP) recorded a growth of 42%, while the production of Single Super Phosphate (SSP) and NP/NPK fertilizers registered an increase of 22% and 17% respectively; Urea production rose by 6%.

To ensure the nation's food security, the Government has reoriented the subsidy policy, to attract fresh investments into the fertilizer industry and to improve domestic production, by introducing a Nutrient Based Subsidy Scheme (NBS Scheme) effective 1 April 2010, replacing the cost plus Normative Price Scheme. The NBS Scheme has brought with it a major shift from the fixed MRP (maximum retail price) regime to the floating MRP for phosphatic and potassic fertilizers, offering leverage to the industry to fix the prices based on the cost and demand.

With the NBS Scheme, it is expected that the fertilizer industry will bring into use a new combination of crop-specific, soil-specific fertilizers including fortified/value added fertilizers (fertilizers added with micro nutrients like Zinc and Boron for improved soil fertility and increased crop productivity). Thus, in the coming years, products that would ensure soil health and increased production will find favour with the farmers. Undoubtedly, soil health enhancement is the need of the hour for increasing farm productivity, which calls for quality fertilizer products since the requirement of nutrients vary widely from soil to soil due to diversity in climate and crop types. Our country, which is divided into six agro-climatic zones and twenty agro-ecological regions requires a wide variety of fertilizer products, each of which are specific to a particular crop and agro-climatic region. At present, there are approximately eighty products approved in the First Schedule to the Fertilizer Control Order (FCO), to which the concessions under the NBS Scheme are extended. There is further scope for bringing in more varieties of fertilizers under the FCO, particularly, specialty fertilizers, which are nutrient-efficient and cater to specific crops and soil requirements.

The NBS Scheme provides the industry with liberty to market 80% of its production of phosphatic fertilizers in the markets of its choice, leaving only the remaining 20% to be subject to movement control. However, presently, the entire distribution and movement of phosphatic fertilizers is subject to the prior approval of the Department of Fertilizers and is further monitored by the Government under the online, web-based Fertilizer Monitoring System (FMS), which effectively restricts the flexibility of movement as envisaged under the NBS Scheme.

Fertilizer subsidy

Consumption of major fertilizers in India, viz, Urea, DAP, MOP (Muriate of Potash) and NPK fertilizers during the last two years is given under.

in lac metric tonnes (MT)

Year	Urea	DAP	MOP	NPK
2008-09	266.42	94.23	40.95	71.00
2009-10	264.51	101.52	46.76	81.98

Government's subsidy disbursement was Rs.64,032.30 crores during 2009-10; as against Rs.99,494.71 crores (Rs.79,494.71 crores, in cash and Rs.20,000 crores, by way of bonds) disbursed during 2008-09. The subsidy outgo in the year 2008-09 was more because of higher prices of finished fertilizers and raw materials in the international market.

The Indian fertilizer industry continues to suffer from severe cash crunch caused primarily by allocation of inadequate funds for subsidy/concessions in the Annual Budget of the Government, which delays the disbursement. In 2010-11, the Government has allocated only about Rs.53,000 crores for fertilizer subsidy against the estimated subsidy outgo of about Rs.65,000 crores.

Despite the tightening of norms with every successive change in pricing policies after the 1990s in an effort to contain subsidy, the subsidy bill of the Government has kept rising, crossing Rs.1 lac crores in 2008-09. About 95% of the increase in fertilizer subsidy in the current decade has been estimated to be due to the sharp increase in prices of inputs and imported fertilizers, against the backdrop of stagnant or little increase in the farm gate prices and only the balance 5% has been due to increase in consumption of fertilizers. As a result, the fertilizer industry suffers from large under-recoveries under various heads since the Government under the tightened pricing norms does not recognize and reimburse a number of genuine costs of the industry. Increasing the farm gate price of fertilizers gradually would result in lowering the subsidy burden.

In this context, the recent introduction of the NBS Scheme with fixed amount of subsidy per tonne of nutrient and floating MRP (maximum retail price) appears to be a feasible approach towards full decontrol of the industry. Direct transfer of subsidy to farmers may take more time to implement as the necessary infrastructure for such a mechanism needs to be put in place first. Nutrient based subsidy regime has the potential to bring in the much needed efficiency and competitiveness in the domestic industry, relieving the Government from the onerous task of going into detailed cost based pricing exercise and associated micromanagement of the industry. Unshackling of the fertilizer industry allowing it to operate in a competitive manner will make the sector attractive for fresh investment in the coming years.

Natural gas scenario

Ministry of Petroleum and Natural Gas has plans to provide natural gas connectivity to all naphtha/furnace oil and LSHS (Low Sulphur Heavy Stock) based plants in the country by 2012, considering the fact that the fixed cost of naphtha/furnace oil and LSHS based units is substantially lower than new investments and therefore, it would be economical to extend natural gas connectivity to such units. Government is also considering providing adequate support to these units during New Pricing Scheme-IV (NPS-IV). Hence, the Government has advised naphtha based units to initiate action for necessary investments for the switch over, so that these units are ready to receive gas when connectivity is made available. Government is also examining the possibility of supplying

naphtha/ furnace oil and LSHS by petroleum companies to units at the administered price equal to average of gas prices, so that naphtha/furnace oil and LSHS based units also could produce Urea on par with other gas based units in the country, comparable with the Import Parity Price (IPP). The difference between the market price of naphtha/furnace oil and LSHS and the average gas price, in such a situation, will be subsidized directly to the petroleum companies. This initiative of the Government to supply naphtha/furnace oil and LSHS at the average price of natural gas to naphtha or furnace oil and LSHS based units may also lead to substantial savings in tax outgo on purchase of naphtha/furnace oil and LSHS by these companies.

Outlook

Domestic capacity and production have stagnated in the past decade, resulting in a burgeoning demand-supply gap, leading to steep increase in import of fertilizers, culminating in India becoming a major importer of fertilizers in the international market, with annual imports of about 6 million MT each of Urea, DAP and MOP, at high prices. In this scenario, it is imperative that domestic production of fertilizers is given a big thrust. With the anticipated growth in agricultural productivity, the nutritional requirement of the soil will keep increasing in the coming years. Depletion in soil fertility due to inadequate and imbalanced use of nutrients has resulted in lower productivity. The need of the hour is, therefore, for supply of various nutrients to meet the increasing demand therefor to facilitate a balanced fertilizer application for optimum crop yields and to enable achievement of a reasonable degree of self-sufficiency in food grain production.

Globally, the usage of bio-fuel like maize, jatropa etc, has been showing a growing trend, which will increase the demand for fertilizer nutrients for use in the cultivation of such crops. Hence, thrust on additional capacity creation is a key area which should receive top priority from the policy makers. In this direction, the introduction of the NBS Scheme for Phosphatics is a welcome move. Further, Government's announcement of separate policy for green field/brown field investments in Urea sector and the new Import Parity Pricing (IPP) policy will pave the way for creation of additional capacities, with many existing Urea manufacturers already announcing plans for new/expansion projects. With the expected improvement in the availability of gas to meet the additional requirement, the growth prospects of this sector are promising. Further, coverage of Urea units under NBS Scheme simultaneously with the Industry becoming homogenous, by conversion of all non-gas based units into gas, would definitely provide a level playing field for the various stake holders resulting in healthy competition and better productivity, contributing to the food security of the nation.

PHARMA

Industry scenario

Indian pharmaceutical industry, which has witnessed rapid expansion and growth in the last two decades, is highly fragmented, with more than 20,000 registered units. About 250 large units controlling 70% of the market, with the market leader holding a 7% market share, and about 8,000 small scale units (including 5 central public sector units) together form the core of the Indian pharmaceutical industry, producing a complete range of pharmaceutical formulations, i.e, medicines ready for consumption by patients and about 350 bulk drugs, ie, chemicals having therapeutic value and used for production of pharmaceutical formulations. Following de-licensing of the Indian pharmaceutical industry, industrial licensing for most of the drugs and pharmaceutical products has been done away with. Manufacturers are free to produce any drug approved by the Drug Control Authority. Technologically strong and totally self-reliant, the pharmaceutical industry in India has low costs of production, low research and development costs, innovative scientific manpower, strength of national laboratories and an increasing balance of trade. Indian production constitutes about 13% of the world market, in value terms and 8%, in volume terms. The per capita consumption of pharmaceutical drugs in India is amongst the lowest in the world due to the inadequate and sub-standard distribution network, making accessibility to medicines difficult to large sections of the population living in rural India.

Operations, opportunities and outlook

In **Pen-G business,** the Company's Pharmaceutical unit's production was 677 Million Mega Units (MMU) in 2009-10 as against 1,895 MMU in 2008-09. Sales were 838 MMU in 2009-10 as against 1,768 MMU in 2008-09. The year under review was a depressing one for the unit as prices of imports from China tumbled to USD (American Dollar) 7.47 per Billion Units (BU) of Pen-G as against USD 10.22 per BU in 2008-09. Even as domestic Pen-G prices continued to plummet against cheaper imports from China, prices of most of the critical inputs like sugar, furnace oil, phenyle acetic acid shot up, increasing the variable cost of indigenous manufacturers. Further, the deteriorated power situation in Tamilnadu, with steep cuts ranging between 20-40%, hampered operations severely during the period under review, a 100% cut during the peak hours viz, between 6 PM and 10 PM daily, compounding the unit's woes since it depends heavily on grid power.

The gain of the year was the satisfactory implementation of the new Pen-G strain plus technology know-how and its rapid scaling up during September-December 2009; the benchmark was set at almost 10250 BU/batch of 210-215 hours' fermentation vis-a-vis 4850 BU/batch with the old technology. In real terms, a 20% increase in productivity and about 22% reduction in cost have been realized, adding to the cost reduction obtained by commissioning of coal fired boilers vis-a-vis furnace oil fired boilers, bringing down steam cost substantially.

The continued downtrend in prices, with imported Pen-G from China breaking the sub-USD 8 price barrier led to the decision to shut-down Pen-G production from January 2010. In the face of cheaper Chinese imports, the unit has few options. The ability to withstand Chinese competition in terms of huge supply capability and sustained low pricing can be countered only with cost leadership. Further investments in critical equipment replacement, energy saving measures, de-bottlenecking downstream and production of liquid glucose in-house are some of the avenues which can lend viability to sustained operations.

In July 2009, the Company filed a petition with the Director General (Anti-dumping), Ministry of Commerce, Government of India, praying for anti-dumping duties in respect of imports of Pen-G and 6-APA from China. After about eight months of survey, inspection and evaluation, there was an announcement of interim levy of anti-dumping duties on Pen-G and 6-APA by the Director General (Anti-dumping). However, the interim duties are yet to be implemented. Efforts are on by your Company and Alembic with the Ministry of Chemicals and the Ministry of Finance, Government of India, to implement the anti-dumping duties in order to provide

a level playing field and lend viability to the fermentation-based antibiotic industry in the country.

The unit has identified a few products to replace Pen-G. however, at the implementation level, this would require large scale modifications to the plant, necessitating substantial investment. Suitable strategic partners are being approached for entry into high value added and demand oriented products as a viable replacement for Pen-G to improve the profitability and sustainability of the unit.

The existing business model of SPIC Pharma's Active Pharmaceutical Ingredients (API) unit is too small and insignificant compared to the size of the Indian market, which is estimated to be about USD 4.85 billion. Substantial expansion and modernization efforts are needed to become a player of reasonable size in this segment, with commercial viability.

In API business, the unit managed to hold on to marginal operations with existing range of products and customer base. The delay in receipt of the renewed WHO-GMP (World Health Organization-good manufacturing practice) certification resulted in loss of orders during the first six months of the year, which curtailed the top-line and contribution. The limited capacity, old and inadequate utilities, increased cost of power - due to grid power shortage and costly self-generation through diesel based generators - dampened the possibility of expanding the business.

In **Industrial Enzymes business**, the unit managed to consolidate its strength of technical marketing in the leather and textile segments, where the increase in market share and sales growth has been positive in 2009-10 compared to 2008-09.

The potential growth of enzymes and auxiliary products for leather processing and textile processing could not be tapped due to the mismatch in supply ability vis-a-vis the market demand/orders. Outsourced enzyme concentrate also was alternatively tried; but, the input cost was higher and the inconsistency in suppliers' lead time and occasionally, in quality, affected the unit's onward supplies.

The proposal for acquiring new strain along with technological know-how for cellulase, xylanase and pectinase viz., enzymes meant for industrial applications like textile, detergent, tea and paper industries and high production strain for protease and amylase enzymes, used in the leather and textile industries, is nearing fructification and the conduct of pilot trials, production trials and commercialization of entry into market with the products are expected to take place in the current year.

Exports to China, Vietnam and Dubai gained ground in the current year and the feasibility of increasing value and volumes in these markets, besides a few more markets, are being identified for growth. The unit would be in a position to enhance its market share of enzymes for the leather and textile processing industries and poultry feed and supplement industries in the coming years if adequate funding opportunities are forthcoming.

In view of the existing infrastructural resources at Cuddalore and to optimize cost, it is proposed to shift the API and Enzymes plant from MM Nagar to Cuddalore and create a separate Intermediate block and new cGMP (current good manufacturing practice) class API facility in the same premises.

The **Formulations industry** in India was about USD 11.4 billion in 2009, witnessing a growth of 14% over the previous year. India is a major exporter of finished dosages, with global presence and is acknowledged as one of the most qualitative and competitive manufacturers. It is expected that with major patent expiries around the corner, the finished dosage market could grow to almost USD 27-30 billion, by 2012-13.

In **Formulation business**, the unit just managed to hold on to sustainable operations during the period under review. Delay in receipt of the WHO-GMP certification for the facility and products contributed to loss of orders during the first six months of the year, curtailing the top-line and contribution. Exports to Myanmar, Haiti, Iran, Algeria and Sri Lanka were continued during the year; however, at a slightly lower level than in the previous year. Contract-manufacturing services for bulk customers improved steadily. The basket of customers improved, bringing in with it more volumes and value. Further expansion of customer and product base is on the anvil.

SPIC Pharma's formulations plant was built in 1995 and was probably the best in its class during that time. Over the years, due to the constant upgradation requirement in GMP (good manufacturing practice) guidelines and higher expectations from customers, market forces and regulatory authorities, there is a dire need to modernize, expand and comply with national and international accreditation requirements in order to sustain and achieve reasonable growth in the API and formulations businesses.

ENGINEERING/CONSTRUCTION SERVICES (SMO)

To meet the ever increasing demand for power, the Government, in the Eleventh Five-year Plan, envisages an addition of 78,000MW to the nation's power generation capacity, formation of a national power grid and continued focus on modernization and upgradation of urban and rural power network. Also, the Government of India's focus on improving rural electrification through its Restructured Accelerated Power Development and Reform Programme (RAPDRP), power system strengthening schemes and introduction of the National Electricity Policy has attracted increased private investments towards the power sector.

Government of India has plans to construct transmission lines for evacuation of power through Power Grid Corporation of India Ltd (Powergrid), Central and State Power Utilities as also Private Sector-Public Sector Participation. Powergrid and other Utility Agencies also have plans to construct grids for evacuating the power generated on Build, Own, Operate & Transfer (BOOT) basis. The Company is also dialoguing with potential partners (executing on BOOT basis) for participation as a consortium for various Transmission Line Packages

The Division also executes OHE (Overhead Electrification of Railway tracks) for the Railways. Since large tracts of tracks are to be electrified, there is a huge potential in this area. Also, there is a good scope for implementation of exclusive freight corridor projects all over the country. SMO plans to capitalize on these business opportunities.

SMO successfully completed two major rural electrification projects in Uttar Pradesh and Rajasthan and one 400 kV double circuit transmission line project in Tamilnadu during the period under review.

The following projects are presently under execution by SMO:

- Three transmission line projects and one rural electrification project for Powergrid for a value of Rs.218.59 Crores;
- Five transmission lines and sub-station projects in Jammu & Kashmir for the Power Development Department, Government of Jammu & Kashmir for a value of Rs.60.48 Crores; and
- Two railway electrification projects for Central Organisation for Railway Electrification (CORE), in Uttar Pradesh and Orissa for a value of Rs.51.99 Crores.

SMO has been awarded major contracts by Powergrid for a value of Rs.132.06 crores for construction of 561 kms. of 765kV Single Circuit Transmission Lines & 400kV / 220kV Double Circuit Transmission Lines in Uttar Pradesh, Haryana and Rajasthan.

SPIC–SMO's Operation and Maintenance and Engineering group achieved a turnover of Rs.9.86 crores during the financial year. The expertise of SPIC–SMO in operations and maintenance services is well recognized by the chemical/petrochemical sectors in India and abroad. The group has provided major thrust in areas like turnaround maintenance, turbo machinery overhauling, rotary equipment, inspection maintenance and repair (IMR) services and specialized fabrication, design and engineering services.

The expanding business scenario has attracted many new players and hence the field has become fiercely competitive. Further, in a specialized area of operation like transmission & distribution lines, attracting and retaining the best human talent is a challenge, requiring focus in recruiting and retention of such employees.

Internal control systems and their adequacy

The Company has an adequate and satisfactory internal control system monitored by the Management Assurance Group. The Group is staffed with qualified and experienced personnel, who undertake review of all operations pertaining to various divisions/ departments on a regular basis. The Group also reports on the key issues of various control related points to the Executive Management and the Audit Committee of the Board. The Audit Committee reviews the Company's operational, financial and risk management policies. The Audit Committee further advises the Executive Management on issues related to both business risks and internal controls.

Segment-wise financial performance

The summarized segment-wise performance of the Company for the financial year 2009-10 is as follows:

(Rs. crores)

Business Segment	Agro Inputs	Bulk Drugs & Formulations	SMO	Others	Consolidated Total
Segment revenue	31823.68	4988.96	8437.13	2564.57	52282.99
Unallocated income					4468.65
Segment Results Profit/(Loss) [before tax and interest]	(2677.52)	(4365.20)	262.40	(468.98)	(7249.30)
Unallocable expenditure net of unallocable income					(3157.76)
Profit/(loss) before tax					(10407.06)
Interest expenses-net. not allocable to segments					2049.51
Profit/(Loss) before tax					(12456.57)
Capital Employed (Segment assets – Segment liabilities)	26033.34	8394.47	7460.92	3016.39	44905.12
Unallocated					(158458.25)

Industrial relations

The Company considers its human resources as its most important asset and endeavours to nurture, groom and retain talent to meet the current and future needs of its business. The Company strongly believes in professional development of its employees through training and development. The Company has 1,683 employees. Industrial relations in the Company are cordial.

Disclaimer

This report is based on the information available to the Company in its businesses and assumptions based on experience in regard to domestic and global economic conditions and Government and regulatory policies. The performance of the Company is dependent on these factors. It may be materially influenced by macro environment changes, which may be beyond the Company's control, affecting the views expressed in or perceived in this report.

CORPORATE GOVERNANCE REPORT

1 Company's philosophy on Code of Corporate Governance

As a responsible corporate citizen, your Company is conscious that a business run on principles of fairness, transparency and accountability, goes a long way in fostering a healthy relationship among all stakeholders.

In its abiding commitment to adopt and follow the best practices of governance, your Company has been proactive to the changes introduced by SEBI for promoting a responsive and responsible business culture through the Corporate Governance Code. Your Company endeavours to constantly upgrade management practices for ideal corporate governance.

This Report covers the Corporate Governance aspects in your Company for the financial year ended 31 March 2010.

2 Board of Directors

On 31 March 2010, the Board of Directors of the Company had 9 members.

During the financial year 2009-10 viz. from 1 April 2009 to 31 March 2010, 9 Board meetings were held on the following dates i.e, 6 May 2009, 4 June 2009, 28 July 2009, 15 September 2009, 27 October 2009, 28 November 2009, 19 January 2010, 25 January 2010 and 22 February 2010.

Particulars of the Board's composition, Directors' attendance at Board Meetings and at the previous Annual General Meeting, number of other Directorships and Board-Committee memberships held, as on 31 March 2010, are given below:

Sl. No.	Name of the Director, designation and category	Attendance at Board Meetings (Held: 9)	Attendance at previous AGM on 15 Sept 2009	No. of other Directorships (*)	Number of other Board-Committee positions (@)	
					As Chairman	As Member
	Thiruvalargal					
1	Dr A C Muthiah Chairman (Managing Director) Executive	9	Yes	5(4)	-	-
2	Ashwin C Muthiah Vice-Chairman Non-Executive Non-Independent	6	Yes	10(5)	-	-
3	Dr (Thirumathi) S Revathi TIDCO Nominee Non-Executive Independent [from 16.9.2009]	5	Not Applicable	1(1)	-	-
4	T K Arun TIDCO Nominee Non-Executive Independent [from 27.10.2009]	5	Not Applicable	9	1	6
5	B Elangovan TIDCO Nominee Non-Executive Independent [from 28.07.2009]	4	No	7	-	-
6	M Jayasankar Non-Executive Independent	9	Yes	3	-	2
7	B Narendran Non-Executive Independent	8	Yes	2	2	-
8	Sudhir S Rangnekar Non-Executive Independent [from 6.5.2009]	3	Yes	-	-	-
9	Saurav Ghosh Asset Reconstruction Company (India) Ltd Nominee Non-Execuitve Independent [from 28.7.2009]	5	Yes	-	-	-

Sl. No.	Name of the Director, designation and category	Attendance at Board Meetings (Held: 9)	Attendance at previous AGM on 15 Sept 2009	No. of other Directorships (*)	Number of other Board-Committee positions @	
					As Chairman	As Member
10	M F Farooqui, IAS TIDCO Nominee Non-Executive Independent [up to 4.6.2009]	-	Not Applicable	9(5)	-	-
11	Surjit K Chaudhary, IAS TIDCO Nominee Non-Executive Independent [up to 4.6.2009]	-	Not Applicable	1	-	-
12	S J Chiru, IAS TIDCO Nominee Non-Executive Independent [up to 15.9.2009]	-	Not Applicable	10(2)	-	4
13	B Viswabarathy TIDCO Nominee Non-Executive Independent [from 4.6.2009 to 27.10.2009]	2	Yes	3	-	-
14	K Natarajan Nominee Director representing Working Capital Consortium Non-Executive Independent [up to 28.11.2009]	-	No	3	-	3
15	K Nanda Kishore, IAS TIDCO Nominee Non-Executive Independent [from 4.6.2009 to 19.1.2010]	-	No	1	-	-
16	Jawahar Vadivelu Non-Executive Non-Independent [up to 25.1.2010]	7	Yes	3(2)	-	1

(*) includes directorships held in public limited companies only. Directorships held in private companies, foreign companies and companies registered under Section 25 of the Companies Act, 1956 are excluded. Figures mentioned in brackets indicate the number of companies in which the Director is also the Chairman.

(@) includes only positions held in Audit Committee and Shareholders'/Investors' Grievance Committee of the Board of Directors.

None of the Directors of the Company is the Chairman of more than five Board-Committees or Member of more than ten Board-Committees as stipulated under Clause 49 (Corporate Governance) of the Listing Agreement.

As required under the Companies Act, 1956, two-thirds of the Board of Directors is subject to retirement by rotation. One-third of such Directors retire from Office at each Annual General Meeting and are eligible for re-election/appointment.

The election/re-election of Directors at the ensuing 39th Annual General Meeting forms part of the Agenda for the said Meeting. Brief resume and other details of such Directors, seeking appointment/re-appointment, are being provided in the Notice convening the 39th Annual General Meeting.

3 Committees of the Board

Details of composition of the Audit Committee, Shareholders'/Investors' Grievance Committee and Remuneration Committee of the Board of Directors of the Company are furnished below.

(a) Audit Committee

The Audit Committee of the Board of Directors was constituted in 1986. The terms of reference of the Audit Committee cover the matters specified in respect of such committee under clause 49 of the Listing Agreement and Section 292A of the Companies Act, 1956. The terms of reference, in brief, of the Audit Committee, are as under:

a) To oversee the Company's financial reporting process;

b) To recommend the appointment and removal of external auditors/fixation of their fees;

c) To review the adequacy of the internal control systems;

d) To review with the Management, the quarterly, half-yearly and annual financial statements before submission to the Board of Directors;

e) To review the adequacy of the internal audit function, reporting structure coverage and frequency of internal audit;

f) To review the findings of any internal investigations by the internal auditors and report the matter to the Board of Directors;

g) To review the Company's financial and risk management policies; and

h) To discuss with the external Auditors periodically about the nature and scope of audit.

The Committee met 5 times during the financial year 2009-10 on the following dates i.e, on 6 May 2009, 4 June 2009, 28 July 2009, 27 October 2009 and 25 January 2010.

The Committee comprises of non-executive independent directors. The composition, as on 31 March 2010, and the attendance of each Member at the Committee meetings are as follows:

Sl. No.	Name of the Director	Designation	No. of meetings attended	Category
	Thiruvalargal			
1	M Jayasankar	Chairman	5	Non-Executive Independent
2	B Narendran	Member	4	Non-Executive Independent
3	Sudhir S Rangnekar [from 6.5.2009]	Member	2	Non-Executive Independent
4	T K Arun [from 25.1.2010]	Member	-	Non-Executive Independent
5	Jawahar Vadivelu [up to 25.1.2010]	Member	4	Non-Executive Non-Independent

The Statutory Auditors, the Internal Auditor [Head (Management Assurance Group)], the Chief Financial Officer, the Vice Chairman and the Chairman are invited to participate in meetings of the Audit Committee.

The Company Secretary is the Secretary of the Committee.

(b) Shareholders'/Investors' Grievance Committee

A Share and Debenture Committee of the Board of Directors had been functioning since 1972. The Committee was reconstituted in March 2001 and named as the "Shareholders'/Investors' Grievance Committee", with terms of reference and responsibilities, in line with Clause 49 of the Listing Agreement.

The Shareholders'/Investors' Grievance Committee is headed by Thiru M Jayasankar, a Non-Executive Independent Director. The Committee met 6 times during the financial year 2009-10, i.e. on 22 May 2009, 4 September 2009, 18 December 2009, 30 March 2010 and 31 March 2010 (twice).

The composition of the Committee, as on 31 March 2010 and attendance of each Member at its meetings are given below:

Sl. No.	Name of the Director	Designation	Meetings attended	Category
	Thiruvalargal			
1	M Jayasankar	Chairman	6	Non-Executive Independent
2	B Narendran	Member	6	Non-Executive Independent
3	T K Arun [from 25.1.2010]	Member	3	Non-Executive Independent
4	Surjit K Chaudhary, IAS [up to 4.6.2009]	Member	-	Non-Executive Independent
5	K Nanda Kishore, IAS [from 4.6.2009 to 25.1.2010]	Member	-	Non-Executive Independent

There was no investor complaint pending redressal at the beginning as well as at the end of the financial year 2009-10. The queries of investors are attended to promptly.

There were no share transfers pending registration as on 31 March 2010.

Thiru N Ramakrishnan, Secretary, is the Compliance Officer of the Company.

(c) Remuneration Committee

Remuneration of Whole-time/Executive Directors is fixed by the Board of Directors, based on recommendations of the Remuneration Committee. The remuneration of the Whole-time/ Executive Directors is recommended and fixed taking into consideration their qualifications and experience and the prevailing remuneration trends in the fertilizer industry. The Committee was constituted in April 2003. The Committee met once during the financial year 2009-10 on 4 June 2009.

The composition of the Committee, as on 31 March 2010, is as follows:

Sl. No.	Name of the Director	Designation	Meeting attended	Category
	Thiruvalargal			
1	M Jayasankar	Chairman (from 19.1.2009)	1	Non-Executive Independent
2	Ashwin C Muthiah	Member	1	Non-Executive Non-Independent
3	B Narendran	Member	-	Non-Executive Independent
4	Sudhir S Rangnekar [from 6.5.2009]	Member	1	Non-Executive Independent
5	Jawahar Vadivelu [up to 25.1.2010]	Member	-	Non-Executive Non-Independent

The details of remuneration paid/payable to the Directors during the financial year 2009-10 are as under:

Name of the Director		Salary & Perquisites (*) (Rs.)	Special Allowance Paid/ Payable (Rs.)	Sitting Fees (Rs.)
Thiruvalargal				
Dr A C Muthiah, Chairman (Managing Director)		38,50,990	15,00,000	-
Ashwin C Muthiah		-	-	70,000
Dr (Thirumathi) S Revathi	##	-	-	50,000
T K Arun	##	-	-	80,000
B Elangovan	##	-	-	40,000
M Jayasankar		-	-	2,10,000
B Narendran		-	-	1,80,000
Sudhir S Rangnekar		-	-	60,000
Saurav Ghosh	##	-	-	50,000
S J Chiru, IAS	##	-	-	-
M F Farooqui, IAS	##	-	-	-
Surjit K Chaudhary, IAS	##	-	-	-
Jawahar Vadivelu				1,10,000
B Viswabarathy				20,000

(*) includes Company's contribution to provident/superannuation fund, gratuity and leave encashment.

Sitting fees paid to the financial institutions which the Directors represent as Nominees.

Notes:

1. Details of period of appointment and notice period of Dr A C Muthiah, Chairman (Managing Director) is as below:

Period of appointment		Notice period (in months)
From	To	
1 October 2009	30 September 2012	3

2. The components of remuneration as above are fixed. There is no performance-linked incentive.
3. The Company does not have a scheme for grant of stock options either to the Directors or to its employees.
4. The non-executive Directors are not paid any remuneration other than sitting fees for attending meetings of the Board/Board Committees.
5. Except Thiru Ashwin C Muthiah (45 shares) and Thiru M Jayasankar (650 shares) of Rs.10/- each, none of the other non-executive Directors hold any equity shares of the Company.

4 Annual General Meetings

The details of Annual General Meetings held during the last three years are as under:

Year	Day, date and time	Venue
2005-06	Tuesday, 10 April 2007 2.45 P.M.	Rajah Annamalai Hall, Chennai 600 108
2006-08	Thursday, 25 September 2008 3.15 P.M.	- do -
2008-09	Tuesday, 15 September 2009 2.45 P.M.	- do -

A gist of the special resolutions passed at the 36th Annual General Meeting held on 10 April 2007 is given below.

(a) Re-appointment and payment of remuneration/minimum remuneration to Dr A C Muthiah, Chairman (Managing Director), for the period, 1 October 2006 to 30 September 2009;

(b) Re-appointment and payment of remuneration/minimum remuneration to Thiru M G Thirunavukkarasu, Finance Director, for the period 1 July 2006 to 31 March 2007; &

(c) Consent for the vesting in the Company of the investments in various companies held by the erstwhile SPIC Holdings and Investments Ltd, pursuant to the Scheme of Amalgamation sanctioned by the Hon'ble High Court of Judicature at Madras vide Sanction dated 16 February 2007, notwithstanding that arising from the vesting of such investments, the aggregate investments of the Company shall be over and above the limits prescribed under Section 372A of the Companies Act, 1956.

All the special resolutions, as aforementioned, were passed unanimously.

No special resolution was passed at the 37th Annual General Meeting of the Company held on 25 September 2008.

A special resolution was passed at the 38th Annual General Meeting held on 15 September 2009 regarding the re-appointment and payment of remuneration/minimum remuneration to Dr A C Muthiah, Chairman (Managing Director), for the period, 1 October 2009 to 30 September 2012. This resolution was passed unanimously.

No resolution was passed at the previous Annual General Meeting viz, 38th Annual General Meeting held on 15 September 2009 through postal ballot. No special resolution requiring voting by postal ballot is included in the Notice convening the ensuing Annual General Meeting viz, 39th Annual General Meeting.

5 Disclosures

(a) During the financial year 2009-10, there was no materially significant related party transaction i.e., transactions of the Company of material nature, with its promoters, the Directors, or the Management, their subsidiaries or relatives etc. having potential conflict with the interests of the Company at large.

(b) There is no instance of non-compliance by the Company or penalties/strictures imposed on the Company by the Stock Exchanges or SEBI or any Statutory Authority on any matter related to capital markets during the last three years.

(c) There was no pecuniary relationship or transactions of the Non-Executive Directors vis-à-vis the Company during the financial year 2009-10.

(d) The Company has over the years followed an 'open door' management style, which provides personnel at all levels access to the top management to share their views and concerns.

(e) The Company has complied with all the mandatory requirements of Clause 49. Status of adoption of the non-mandatory requirements is provided under Sl.no.8 of this report.

6 Means of communication

The quarterly, half-yearly and annual financial results of the Company are forwarded to the National Stock Exchange immediately upon approval by the Board of Directors and are published in leading financial/non-financial newspapers in English and Tamil (regional language). Normally, the results are published in "The Business Standard" (English) and in "Makkal Kural" (Tamil). The financial results and official press releases are displayed on the Company's website (www.spic.in).

In accordance with Listing Agreement requirements, data pertaining to shareholding pattern, quarterly financial results and other details are forwarded to the Stock Exchange.

Financial results, apart from publication in newspapers, are not sent individually to the shareholders. During the year under review, no presentation was made to the institutional investors or analysts.

The Management Discussion and Analysis Report forms part of the Directors' Report.

7 General shareholders' information

Date, time and venue of Annual General Meeting	: Tuesday, 21 September 2010 at 2.45 P.M. at Rajah Annamalai Hall, Chennai 600108.
Dates of Book Closure	: Tuesday, 7 September 2010 to Tuesday, 21 September 2010 [both days inclusive]

Listing on Stock Exchanges

The equity shares of the Company are listed on the National Stock Exchange of India Ltd, Mumbai 400 051 [NSE] [Stock Symbol/ Code: SPIC].

The Global Depository Receipts (GDRs) of the Company are listed at Societe de la Bourse de Luxembourg, Luxembourg.

The Company paid the listing fees for the financial year 2009-10 to NSE and Luxembourg Exchange.

Market/Share price data

(In Rs. Ps.)

MONTH	National Stock Exchange	
	HIGH	LOW
Apr 2009	9.40	5.90
May 2009	11.60	6.95
June 2009	14.00	9.05
July 2009	10.00	7.75
Aug 2009	10.70	8.70
Sept 2009	14.70	9.25
Oct 2009	15.25	11.60
Nov 2009	17.45	10.70
Dec 2009	19.45	14.40
Jan 2010	19.45	15.50
Feb 2010	19.45	16.30
Mar 2010	20.90	17.00

Performance of SPIC's equity shares vis-à-vis the NSE Nifty Index


6000
5000
4000
3000
2000
1000
0
25
20
15
10
5
0
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
NIFTY
SPIC Share Price(High)

Registrar and Transfer Agents

Cameo Corporate Services Ltd.
"Subramanian Building"
1 Club House Road
Chennai - 600002.
Tel : 044-28460390 / 28460495 /28460084
Fax : 044-28460129
E-mail : cameo@cameoindia.com

Share Transfer System

Presently, the share transfer documents received by the Company/Registrar and Transfer Agents in physical form are processed, approved and despatched within a period of 5 to 15 days from the date of receipt, provided the documents received are complete and the shares under transfer are not under dispute.

For expeditious processing of share transfers, the Board of Directors of the Company has authorized the Secretary, to decide on various issues like transfers/transmission of securities in physical form, change in status of share holders and confirmation of dematerialization.

Demat International Securities Identification Number (ISIN) for equity shares is INE147A01011 [with National Securities Depository Ltd, and Central Depository Services (India) Ltd].

Distribution of shareholding and shareholding pattern as on 31 March 2010, are as under:

(a) Distribution of shareholding

Sl. No.	Range	No. of shares held	Percentage to paid-up capital	No. of Members	Percentage to total Members
1	Up to 500	3183127	2.43	58057	86.56
2	501 - 1000	735460	0.56	5021	7.44
3	1001 - 2000	538191	0.41	2247	3.00
4	2001 - 3000	243845	0.19	720	1.00
5	3001 - 4000	144520	0.11	335	0.00
6	4001 - 5000	74540	0.06	321	0.00
7	5001 - 10000	241850	0.18	387	1.00
8	10001 and above	126012005	96.06	360	1.00
	Total	**131173538**	**100.00**	**67448**	**100.00**

(b) Shareholding pattern

Particulars	Equity shares held	Percentage to paid-up capital
(a)TIDCO	8840000	6.74
(b) Dr M A Chidambaram group	40075409	30.55
Financial institutions and nationalized banks	4786806	3.65
The Bank of New York Mellon (as depository for Global Depository Receipts)	17217150	13.13
Foreign institutional investors	7604831	5.80
Non-resident individuals	818032	0.62
Foreign companies	39800	0.03
Mutual funds	10800	0.01
Public and others	51780710	39.47
Total	**131173538**	**100.00**

Outstanding GDRs/ADRs

- The equity shares underlying the GDRs are held by The Bank of New York, Mellon, as depository for the GDRs, as shown in the shareholding pattern.
- The Company has not issued ADRs.

Warrants or any convertible instruments, conversion date and likely impact on equity

- 21219101 Fully and Compulsorily Convertible Preference Shares (FCCP Shares) of Rs.18/- each, out of 27777777 FCCP Shares allotted on preferential basis to FICON Holdings Limited, Mauritius, a Promoter group company (Dr M A Chidambaram group), on 30 March 2010 and 31 March 2010 are outstanding, convertible fully and compulsorily progressively, in multiple tranches, into 21219101 equity shares of Rs.10/- each, fully paid up, at an issue price of Rs.18/-, inclusive of a premium of Rs.8/- per share, within a period of 18 months from the date of allotment of the said FCCP Shares

Dematerialization of shares and liquidity

The Company's equity shares are in the compulsory demat segment and are available for trading in the depository systems of National Securities Depository Limited and Central Depository Services (India) Limited.

As on 31 March 2010, 91134181 equity shares, constituting 69.48 per cent of the paid-up equity capital of the Company, stood dematerialized.

The Company's equity shares are regularly traded on the National Stock Exchange in the compulsory demat form.

Plant location

Fertilizer Division	:	SPIC Nagar, Tuticorin 628 005
Pharmaceuticals Division	:	(i) Penicillin-G Plant, Plot No.C 14-16, SIPCOT Industrial Complex, Kudikadu Village, Cuddalore 607 005
		(ii) API Plant, Plot No.3&4, NH-7, Maraimalai Nagar 603 209
		(iii) Industrial Enzymes & Allied Business, Plot No.3&4, NH-7, Maraimalai Nagar 603 209
		(iv) Formulations Plant, Plot No.5, NH-7, Maraimalai Nagar 603 209
Biotechnology Division	:	(i) Agro Biotech Centre, Chitrai Chavadi, Pooluvapatti Post, Siruvani Road, Coimbatore 641 101

(iii) Seed Conditioning Plant, Kelamangalam Road, Mathigiri
Cattle Farm Post, Hosur 635 110, Dharmapuri District

Financial calendar (tentative)

Financial year	:	1 April 2010 to 31 March 2011
First quarter results	:	July/August 2010
Half-yearly results	:	October/November 2010
Third quarter results	:	January/February 2011
Annual results	:	June 2011
40th Annual General Meeting	:	September 2011

Address for correspondence

Secretarial Department,
Southern Petrochemical Industries Corporation Ltd,
SPIC HOUSE,
88 Mount Road, Guindy,
Chennai 600 032

Phone No.044-22350245
Fax No.044-22350703/22352163
E-mail: (a) General: sectrl.dep@spic.co.in (b) Investor complaints/grievance redressal: shares.dep@spic.co.in

8 Non-mandatory requirements

The Company has adopted non-mandatory requirement relating to setting up of a remuneration committee. The Board may consider adoption of the other non-mandatory requirements, when considered appropriate.

CHIEF EXECUTIVE OFFICER'S DECLARATION ON CODE OF CONDUCT

As required by Clause 49 of the Listing Agreement, the CEO declaration for Code of Conduct is given below:

To the Members of
Southern Petrochemical Industries Corporation Limited

This is to certify that all Board members and designated senior management personnel have affirmed compliance with the Code of Conduct for Directors and senior management, for the period ended 31 March 2010.

For Southern Petrochemical Industries
Corporation Limited

Place: Chennai
Date : 6 August 2010

Dr A C MUTHIAH
Chairman

AUDITOR'S CERTIFICATE ON CORPORATE GOVERNANCE

To the Members of Southern Petrochemical Industries Corporation Limited

We have examined the compliance of the conditions of Corporate Governance by Southern Petrochemical Industries Corporation Limited for the period ended 31 March 2010, as stipulated in Clause 49 of the Listing Agreement of the said Company with the Stock Exchange.

The compliance of the conditions of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanation given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner
Membership No.19521

Place : Chennai
Date : 6 August 2010

AUDITORS' REPORT TO THE MEMBERS OF SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED.

1. We have audited the attached Balance Sheet of **SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED** ("the Company") as at 31 March 2010, the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date, both annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Companies (Auditor's Report) Order, 2003 (CARO) issued by the Central Government in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
4. Further to our comments in the Annexure referred to in paragraph 3 above, we report as follows:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

(c) The Company has incurred a net loss of Rs. 12456.57 lac during the year ended 31 March 2010 and, as of that date, the Company's current liabilities exceeded its current assets by Rs.27929.29 lac and its total liabilities exceeded its total assets by Rs.113553.14 lac. The ability of the company to continue as a going concern is dependent on the successful implementation of the rework package approved by ARCIL and other financial institutions through CDR mechanism as referred to in Note B-3(b) of Schedule 16 and recommencement of operations of its nitrogenous fertilizer plants. However the financial statements have been prepared on a going concern basis based on matters as set forth in Note B-4 of Schedule 16.

(d) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(e) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956.

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India.

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2010;

(ii) in the case of the Profit and Loss Account, of the loss of the Company for the year ended on that date and

(iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

5) On the basis of the written representations received from the Directors as on 31 March 2010 taken on record by the Board of Directors, none of the Directors is disqualified as on 31 March 2010 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956.

For FRASER & ROSS
Chartered Accountants
(Registration No.000829S)

M K ANANTHANARAYANAN
Partner
(Membership No.19521)

Place : Chennai
Date : 6 August 2010

ANNEXURE TO THE AUDITORS' REPORT
(Referred to in paragraph 3 of our report of even date)

i. Having regard to the nature of the Company's business/ activities/result, clauses (xii), (xiii), (xiv), (xv), (xix) and (xx) of CARO are not applicable.

ii. In respect of its fixed assets.

a. The Company has maintained proper records showing full particulars, including quantitative details and situation of the fixed assets.

b. The fixed assets were physically verified during the year by the Management in accordance with a regular programme of verification which, in our opinion, provides for physical verification of all the fixed assets at reasonable intervals. According to the information and explanation given to us, no material discrepancies were noticed on such verification.

c. The fixed assets disposed off during the year, in our opinion, do not constitute a substantial part of the fixed assets of the Company and such disposal has, in our opinion, not affected the going concern status of the Company.

iii. In respect of its inventory.

a. As explained to us, the inventories were physically verified during the year by the Management at reasonable intervals.

b. In our opinion and according to the information and explanation given to us, the procedures of physical verification of inventories followed by the Management were reasonable and adequate in relation to the size of the Company and the nature of its business.

c. In our opinion and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.

iv. a. The Company has not granted any loans, secured or unsecured, to/from companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956.

b. In respect of loans, secured or unsecured, taken by the Company to companies, firms or other parties covered in the Register maintained under Section 301 of the Companies Act, 1956, according to the information and explanations given to us:

The Company has taken unsecured loans from a financial institution covered in the Register maintained under section 301 of the Companies Act, 1956 in the earlier years. At the year-end, the outstanding balance of such loans taken aggregated Rs.8005.59 lac (including interest accurued) (previous year Rs. 7542.74 lac) and the maximum amount involved during the year was Rs.8005.59 lac (previous year Rs. 7542.74 lac).

c. The rate of interest and other terms and conditions of such loans are, in our opinion, *prima facie* not prejudicial to the interests of the Company.

d. As per the earlier *Corporate Debt Restructuring Scheme (CDR Scheme) of 2003, the repayment terms have been redefined and the interest aggregating to Rs. 2118.88 lac (previous year Rs. 1662.78 lac) have become overdue. The said financial institution is not a party to the re work package referred in Note B-3(b) in Schedule 16.*

v. In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory and fixed assets and the sale of goods and services. During the course of our audit, we have not observed any major weakness in such internal control system.

vi. In respect of contracts or arrangements entered in the Register maintained in pursuance of Section 301 of the Companies Act, 1956, to the best of our knowledge and belief and according to the information and explanations given to us:

a. The particulars of contracts or arrangements referred to Section 301 that needed to be entered in the Register maintained under the said Section have been so entered.

b. Where each of such transaction is in excess of Rs.5 lakhs in respect of any party, the transactions have been made at prices which are *prima facie* reasonable having regard to the prevailing market prices at the relevant time.

vii. According to the information and explanations given to us, the Company has not accepted any deposit from the public during the year. In respect of unclaimed deposits, the Company has complied with the provisions of Sections 58A & 58AA or any other relevant provisions of the Companies Act, 1956.

viii. In our opinion, the Company has an adequate internal audit system commensurate with the size and the nature of its business.

ix. We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 209(1) (d) of the Companies Act, 1956 in respect of Fertilizers, Sulphuric Acid, Penicillin G, Bulk Drugs and Formulations and are of the opinion that *prima facie* the prescribed accounts and records have been made and maintained. We have, however, not made a detailed examination of the records with a view to determining whether they are accurate or complete. To the best of our knowledge and according to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records for any other product of the Company.

x. According to the information and explanations given to us in respect of statutory dues.

a. The Company has generally been regular in depositing undisputed dues, including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, Sales Tax, Wealth Tax, Service Tax, Custom Duty, Excise Duty, Cess and other material statutory dues applicable to it with the appropriate authorities.

b. There were no undisputed amounts payable in respect of Income-tax, Wealth Tax, Custom Duty, Excise Duty, Cess and other material statutory dues in arrears as at 31 March 2010 for a period of more than six months from the date they became payable.

c) Details of dues of Income-tax, Sales Tax, Wealth Tax, Service Tax, Custom Duty, Excise Duty and Cess which have not been deposited as on 31 March 2010 on account of disputes are given below:

Statute	Nature of Dues	Forum where Dispute is pending	Period to which the amount relates	Amount Involved (Rs. in lac)
Income Tax Act, 1961	Income Tax	Madras High Court	1996-97 to 2000-01	NIL (212.91)
Central Excise Act, 1944	Excise Duty	Commissioner of Central Excise (Appeals) / Customs, Excise & Service Tax Appellate Tribunal	1998-99 to 2007-08	346.63 (362.53)
Central Excise Act, 1944	Service Tax.	Commissioner of Central Excise (Appeals) / Madras High Court	2003-04 to 2007-08	124.23 (124.23)
Sales Tax Act under various State Enactments	Local Sales Tax	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal	1996-97 to 2001-02	110.79 (107.29)
Central Sales tax Act, 1956	Central Sales Tax	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal	1998-99 to 2001-02	46.67 (49.92)
Tamilnadu Electricity (Taxation on Consumption) Act, 1962	Electricity Tax	Division Bench of Honorable Madras High Court	1985-86 to 1993-94	840.54 (840.54)
Employees State Insurance Act	ESI Dues	ESI Court / Madras High Court	1977 to 2003	9992.06 (9460.13)

xi. The accumulated losses of the Company at the end of the financial year are more than its net worth and the Company has incurred cash losses in the financial year and in the immediately preceding financial year

xii. As mentioned in Note 3(b) of Schedule 16 in view of the Company's inability to meet its liability under the CDR package dated 19.3.2003, ARCIL and other financial institutions have approved the rework package dated 13.3.2010, read with ARCIL term sheet dated 28.3.2010 through CDR mechanism. As per this rework package an amount of Rs. 60000.00 lac is due for payment as on 31 March 2010. Out of this the Company has paid Rs. 38999.47 lac including the payment of Rs. 28658.00 lac made during the year pursuant to an interim arrangement with ARCIL. The balance amount of Rs. 21000.53 lac has been since paid by April 21, 2010.

xiii. In our opinion and according to the information and explanations given to us, the company has not availed any term loans during the current year.

xiv. In our opinion and according to the information and explanations given to us and on an overall examination of the Balance Sheet, we report that funds raised on short-term basis have not been used during the year for long-term investment.

xv. According to the information and explanations given to us, the Company has not made preferential allotment of Equity shares (other than Conversion of Fully Compulsorily Convertible Preference Shares into equity shares) to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956. The issue of Fully Compulsorily Convertible Preference Shares during the year is, *prima facie,* not prejudicial to the interests of the Company, taking into account the consent of the shareholders obtained under Section 81 (1A) of the Companies Act, 1961 and compliance with Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 (SEBI ICDR Regulations) and the other applicable provisions of the Companies Act, 1956.

xvi. To the best of our knowledge and according to the information and explanations given to us, no fraud by the Company and no fraud on the Company has been noticed or reported during the year.

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner
Membership No: 19521

Place : Chennai
Date : 6 August 2010

BALANCE SHEET AS AT 31 MARCH 2010

(Rupees in lac)

	Schedule		As at 31 March 2010		As at 31 March 2009
SOURCES OF FUNDS					
Shareholders' funds:					
Share Capital	1	18186.79		12044.82	
Reserves and surplus	2	25628.90		23770.87	
			43815.69		35815.69
Loan funds:					
Secured	3	167768.35		219994.63	
Unsecured	4	49426.18		51475.17	
			217194.53		271469.80
Total			261010.22		307285.49
APPLICATION OF FUNDS					
Fixed assets:	5				
Gross block			262690.41		272909.92
Less:Depreciation			157739.93		150167.80
Net block			104950.48		122742.12
Capital work-in-progress / advances			2765.78		3423.40
			107716.26		126165.52
Investments	6		23854.42		57561.53
Current assets, loans and advances:					
Interest accrued on investments		6.35		6.56	
Inventories	7	10802.53		12064.77	
Sundry debtors	8	7171.39		5275.05	
Cash and bank balances	9	18264.72		28772.30	
Loans and advances	10	15123.27		16372.19	
		51368.26		62490.87	
Current liabilities & provisions:	11				
Liabilities		78870.03		83374.71	
Provisions		427.52		469.98	
		79297.55		83844.69	
Net current assets			(27929.29)		(21353.82)
Profit and loss account			157368.83		144912.26
Total			261010.22		307285.49
Notes on accounts	16				

Schedule 1 to 11 and 16 form an integral part of this Balance Sheet.

For and on behalf of the Board

In terms of our report attached
For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place: Chennai
Date: 06 August 2010.

Dr A C MUTHIAH
Chairman

ASHWIN C MUTHIAH
Vice Chairman

B.ELANGOVAN
Director

M JAYASANKAR
Director

B NARENDRAN
Director

Dr.(Tmt) S REVATHI
Director

T K ARUN
Director

N RAMAKRISHNAN
Secretary

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2010

(Rupees in lac)

	Schedule		Year ended 31 March 2010		Year ended 31 March 2009
INCOME					
Sales and services (Refer Note No: B - 19(c) of Schedule 16)		**42125.90**		39194.04	
Less: Excise duty		**419.39**		1415.23	
			41706.51		37778.81
Other income	12		**10576.48**		5136.35
TOTAL INCOME			**52282.99**		42915.16
EXPENDITURE					
Purchase of finished goods			**1599.83**		899.30
Manufacturing and other expenses	13		**47129.42**		46890.95
Interest and financial charges	14		**2049.51**		12774.31
Depreciation			**9667.44**		8245.52
TOTAL EXPENDITURE			**60446.20**		68810.08
Loss for the year before exceptional items and tax			**(8163.21)**		(25894.92)
Add : Exceptional items	15		**(4293.36)**		(44773.03)
Loss for the year before tax and after exceptional items			**(12456.57)**		(70667.95)
Provision for Tax					
Less: Fringe Benefit Tax (FBT)			**-**		52.88
Loss for the year after exceptional items and tax			**(12456.57)**		(70720.83)
Add: Loss brought forward from the previous year			**(144912.26)**		(74191.43)
Balance carried to Balance sheet			**(157368.83)**		(144912.26)
Basic earnings per share of Rs.10 each			**(11.69)**		(65.68)
Diluted earnings per share of Rs.10 each			**(9.77)**		(65.68)
Notes on accounts	16				

Schedule 12 to 16 form an integral part of this Profit and Loss Account.

For and on behalf of the Board

In terms of our report attached
For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place: Chennai
Date: 06 August 2010.

Dr A C MUTHIAH
Chairman

ASHWIN C MUTHIAH
Vice Chairman

B.ELANGOVAN
Director

M JAYASANKAR
Director

B NARENDRAN
Director

Dr.(Tmt) S REVATHI
Director

T K ARUN
Director

N RAMAKRISHNAN
Secretary

CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2010

(Rupees in lac)

		Year ended 31 March 2010		Year ended 31 March 2009
A. CASH FLOW FROM OPERATING ACTIVITIES:				
(Loss) for the year before exceptional items and tax		(8163.21)		(25894.92)
Add : Exceptional item				
Provision for dimunition in the value of Investments		(30609.63)		(44773.03)
Loss on sale of fixed assets		(1315.50)		-
Profit on sale of investments in a joint venture and in a wholly owned subsidiary company		7694.45		-
Excess liability for interest on loans written back		17065.40		-
Provision for claims no longer required written back		2871.92		-
(Loss) for the year before tax and after exceptional item		(12456.57)		(70667.95)
Adjustment for :				
Depreciation	9667.44		8245.52	
Loss on sale / retirement of fixed assets (Net)	1980.42		589.19	
Profit on sale of investments	(7781.92)		(143.69)	
Dimunition in the value of Investments	30616.20		44773.03	
Excess liability for interest on loans written back	(17065.40)		-	
Inventories provision write back	74.34		853.22	
Miscellaneous expenditure written off	-		139.97	
Provision for claims no longer required written back	(2871.92)		-	
Provision for doubtful debts and advances	1029.67		(98.28)	
Provision write back	(3123.22)		-	
Bad debts and advances written off	253.46		8.23	
Exchange difference	(3750.95)		6924.90	
Interest and financial charges	2049.51		12774.31	
Income from investments	(882.72)		(879.80)	
Interest income	(829.72)		(2070.07)	
		9365.19		71551.50
Operating profit before working capital changes		(3091.38)		883.55
Adjustments for :				
(Increase)/Decrease in sundry debtors	(1692.89)		6935.91	
(Increase)/Decrease in inventories	1187.89		3209.48	
(Increase)/Decrease in loans and advances	1083.83		1053.86	
Increase/(Decrease) in current liabilities and provisions	1691.98		(8214.46)	
		2270.81		2984.79
Cash (used in)/generated from operations		(820.57)		3868.34
Direct taxes (paid) / Received		(388.84)		(1069.14)
NET CASH (USED IN)/FROM OPERATING ACTIVITIES		(1209.41)		2799.20

CASH FLOW STATEMENT (Contd)

(Rupees in lac)

			Year ended 31 March 2010		Year ended 31 March 2009
B.	**CASH FLOW FROM INVESTING ACTIVITIES :**				
	Deletions/(Additions) to fixed assets, including capital work-in-progress/ advances adjustments for exchange fluctuation	**(1215.64)**		(1599.35)	
	Proceeds from sale of fixed assets	**8017.05**		378.50	
	Income from investments	**882.72**		879.80	
	Proceeds from sale of investments	**10872.81**		1897.44	
	Interest income	**829.72**		2070.07	
			19386.66		3626.46
	NET CASH FROM INVESTING ACTIVITIES		**19386.66**		3626.46
C.	**CASH FLOW FROM FINANCING ACTIVITIES :**				
	Proceeds from issue of preference share capital	**5000.00**		-	
	Long term borrowings	**(35999.47)**		3963.58	
	Dividend paid	**-**		(15.95)	
	Deposits paid	**(3.65)**		(11.38)	
	Interest and financial charges paid	**(228.41)**		(937.18)	
			(31231.53)		2999.07
	NET CASH (USED IN)/FROM FINANCING ACTIVITIES		**(31231.53)**		2999.07
	NET CASH FLOWS DURING THE YEAR (A+B+C)		**(13054.28)**		9424.73
	Cash and cash equivalents (opening balance)		**28772.30**		19347.57
	Cash balance regrouped from secured loans		2546.70		-
	Cash and cash equivalents (closing balance)		**18264.72**		28772.30
	Disclosure of non cash transactions				
	Unpaid Interest	**1821.10**		11837.13	
	Exchange (loss) / gain on restatement of FRN liability	**2048.99**		(3723.86)	
	Conversion of Subsidy to Investment	**-**		434.90	

For and on behalf of the Board

In terms of our report attached

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner
Place: Chennai
Date: 06 August 2010.

Dr A C MUTHIAH
Chairman

ASHWIN C MUTHIAH
Vice Chairman

B.ELANGOVAN
Director

M JAYASANKAR
Director

B NARENDRAN
Director

Dr.(Tmt) S REVATHI
Director

T K ARUN
Director

N RAMAKRISHNAN
Secretary

SCHEDULE 1

SHARE CAPITAL

(Rupees in lac)

		As at 31 March 2010	As at 31 March 2009
Authorised:			
19,10,00,000 (19,10,00,000) Equity shares of Rs.10 each		**19100.00**	19100.00
55,00,000 (1,09,00,000) Redeemable cumulative preference shares of Rs.100 each		**5500.00**	10900.00
3,00,00,000 (Nil) Fully Compulsorily Convertible Preference (FCCP) shares of Rs.18 each		**5400.00**	-
		30000.00	30000.00
Issued, subscribed and paid up:			
13,11,73,538 (10,79,48,196) Equity shares of Rs.10 each		**13117.35**	10794.82
3,00,000 (3,00,000) 14.50% Redeemable cumulative non-convertible preference shares of Rs.100 each		**300.00**	300.00
8,50,000 (8,50,000) 11.50% Redeemable cumulative non-convertible preference shares of Rs.100 each		**850.00**	850.00
1,00,000 (1,00,000) 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 each		**100.00**	100.00
2,77,77,777 (Nil) Fully Compulsorily Convertible preference shares of Rs 18 each	**5000.00**		
Less:65,58,676 of FCCPs Converted in to Equity shares during the year	**1180.56**		
2,12,19,101 (Nil) Fully Compulsorily Convertible preference shares of Rs 18 each		**3819.44**	-
		18186.79	12044.82

Notes:

1. **Equity shares include:**
   (a) 1,70,00,000 Equity shares allotted as fully paid up bonus shares, by capitalisation of Rs.1700 lac, from General Reserve.
   (b) Pursuant to the approval of the Board at its meeting held on 25th January 2010 and the shareholders at the EGM held on 22nd February 2010, Asset Reconstruction Company (India) Ltd. (ARCIL) has been allotted 1,66,66,666 equity shares of Rs. 10 each fully paid up, at an issue price of Rs. 18 per share inclusive of a premium of Rs. 8 per share in accordance with SEBI ICDR Regulations, 2009, at the meeting of the Board of Directors held on 30th March 2010 by conversion of secured debt of a sum of Rs. 3000 lac into equity. Also refer Note no 3(b) of Schedule 16.
   (c) At the meeting of the Board of Directors held on 31st March 2010, 65,58,676 FCCPs were converted into Equity shares of the face value of Rs.10 each fully paid up at a premium of Rs.8 per share.
2. **Preference shares:**
   (a) 14.50% Redeemable cumulative non-convertible preference shares of Rs.300 lac issued on private placement basis redeemable at par after the expiry of 60 months from the date(s) of allotment, have fallen due for redemption during the year 2001-02.
   (b) 11.50% Redeemable cumulative non-convertible preference shares of Rs.850 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2002-03.
   (c) 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2003-04.
   (d) Pursuant to the approval of the Board at its meeting held on 25th January 2010 and the shareholders at the EGM held on 22nd February 2010, M/s FICON Holdings Ltd, Mauritius (FICON) a promoter group entity remitted Rs. 5000 lac and was allotted 2,77,77,777 Fully and Compulsorily Convertible Preference shares (FCCP) of Rs. 18 each with each FCCP share compulsorily and mandatorily convertible in multiple tranche to one equity share of Rs. 10 each, fully paid up at an issue price of Rs.18 which is inclusive of a premium of Rs.8 per share, in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 ("SEBI ICDR Regulations").

   The above said receipt of Rs. 5000 lac has been since utilized for payment to Indian Oil Corporation Limited towards the dues owed to them, in accordance with the supply agreement dated 24th April 2010 entered into with IOCL and this utilization is in accordance with the objective for which the preferential allotment was made.

(Rupees in lac)

	As at 31 March 2009	Additions	Deductions	As at 31 March 2010
SCHEDULE 2				
RESERVES AND SURPLUS				
Securities Premium Account (Refer note 1- (b),1-(c) and 2-(d) of Schedule 1)	13332.30	**1858.03**	-	**15190.33**
Debenture Redemption Reserve	3800.00	-	-	**3800.00**
Capital Redemption Reserve	6500.00	-	-	**6500.00**
Capital Reserve	97.24	-	-	**97.24**
Statutory Reserve	41.33	-	-	**41.33**
Total	23770.87	**1858.03**	-	**25628.90**

SCHEDULE 3

SECURED LOANS
(Refer Note No. 3 (b) of Schedule 16)

(Rupees in lac)

	As at 31 March 2010	As at 31 March 2009
I. Privately placed non-convertible debentures : *		
(i) Series VII	**4469.92**	4500.00
Funded interest term loan	**1561.40**	2092.65
Interest accrued and due	**687.44**	4101.40
(ii) Series XIII	**10000.00**	10000.00
Funded interest term loan	**2277.06**	2277.06
Interest accrued and due	**571.94**	3864.14
II. Loans :		
(a) From banks		
(i) Term Loans	**15020.90**	28535.40
(ii) Working capital loans and cash credit facilities	**6176.15**	14811.30
(b) From financial institutions		
Term loans	**1466.47**	8040.57
Interest accrued and due	**1156.96**	2931.00
(c) Long term Loans and advances from others **	**131518.40**	138841.11
	174906.64	219994.63
Less Payments made to ARCIL	**7138.29**	-
Total	**167768.35**	219994.63

* Includes debentures assigned to Asset Reconstruction Company (India) Limited (ARCIL) Rs. 15567.00 Lac (Previous Year Rs. 16998.23 lac)

** Represent borrowings from certain banks and financial institutions which have been assigned to ARCIL by them.

Notes to Schedule 3:

1. The secured loans as above are secured / to be secured by a *pari-passu* charge, by way of joint equitable mortgage, on immovable and movable properties of the Company, both present and future, hypothecation of inventories and all present and future book debts of the Company including Government subsidies, pledge of Company's investments in equity of other companies identified for divestment, Personal Guarantee of two Director(s) and by pledge of shareholding of the private promoters in the Company.
2. As per the rework package of CDR dt 13th March 2010 (read with Term Sheet of ARCIL dt 28th March 2010) as refered in note 3(b) of Schedule 16, the repayment schedule is for the total secured loans and the debentures do not have a separate redemption Schedule.

   The amount repayable within one year, as per the rework package of CDR dt 13th March 2010 (read with Term Sheet of ARCIL dt 28th March 2010), is Rs. 62978 lac.

Notes to Schedule 3 (contd.)

3. As per the rework package dt 13.3.2010 (read with Term Sheet of ARCIL dt 28th March 2010), all the repayments including to those lenders not assigned to ARCIL are made through ARCIL, who distributes them to the respective lenders. During the year 2009-10 the company has paid to ARCIL Rs 35999.47 lac out of which, based on the information available, Rs 28861.18 lac has been distributed to the lenders by ARCIL. Accordingly the balance dues against various categories of lenders are net of the amounts paid to them. The balance amount of Rs. 7138.29 lac whose distribution details are not available is shown as deduction from the outstanding dues to lenders.

(Rupees in lac)

SCHEDULE 4

UNSECURED LOANS #

		As at 31 March 2010	As at 31 March 2009
1	**Short Term**		
	From Financial Institutions	**5770.00**	5770.00
	Interest accrued and Due	**1772.74**	1772.74
2	**Other Loans**		
	From Others	**31105.97**	32774.89
	Interest accrued and Due	**10777.47**	11157.54
	Total	**49426.18**	51475.17

Amount repayable within one year Rs.21828.61 lac (Previous year Rs.21106.78 lac).

SCHEDULE 5

FIXED ASSETS

(Rupees In lac)

Description	GROSS BLOCK					DEPRECIATION					NET BLOCK	
	As at 31 March 2009	Additions/ Adjustments	Deductions/ Adjustments	Adjustments	As at 31 March 2010	As at 31 March 2009	Additions/ Adjustments	Deletions/ Adjustments	Adjustments*	As at 31 March 2010	As at 31 March 2010	As at 31 March 2009
Tangible Assets $												
Freehold Land and Development@	19300.30	-	**4356.96**	-	**14943.34**	-	-	-	-	-	**14943.34**	19300.30
Leasehold Land	1201.41	-	-	-	**1201.41**	65.81	**14.59**	-	-	**80.40**	**1121.01**	1135.60
Buildings and sanitary fittings #	45564.86	**182.49**	**5728.47**	-	**40018.88**	15813.23	**773.46**	**908.15**	-	**15678.54**	**24340.34**	29751.63
Plant and Machinery	192806.17	**1249.56**	**1400.01**	-	**192655.72**	124631.95	**8219.54**	**780.05**	-	**132071.44**	**60584.28**	68174.22
Electrical fittings and water supply installations	7199.96	**0.84**	**181.24**	-	**7019.56**	5339.44	**257.66**	**110.97**	-	**5486.13**	**1533.43**	1860.52
Furniture,Fixtures,office and other equipment	4508.20	**77.26**	**364.53**	-	**4220.93**	3228.80	**195.30**	**249.27**	-	**3174.83**	**1046.10**	1279.40
Roads	1185.40	-	-	-	**1185.40**	506.62	**41.22**	-	-	**547.84**	**637.56**	678.78
Railway siding	582.26	-	-	-	**582.26**	185.49	**14.19**	-	-	**199.68**	**382.58**	396.77
Vehicles	399.55	**1.25**	**61.55**	-	**339.25**	234.65	**30.87**	**46.87**	-	**218.65**	**120.60**	164.90
InTangible Assets												
Technical know-how	161.81	**361.85**	-	-	**523.66**	161.81	**120.61**	-	-	**282.42**	**241.24**	-
Total	272909.92	**1873.25**	**12092.76**	-	**262690.41**	150167.80	**9667.44**	**2095.31**	-	**157739.93**	**104950.48**	
Previous Year	270402.53	343.72	2883.34	5047.01	272909.92	138308.13	8245.52	1432.85	5047.01	150167.80		122742.12
Capital Work-in-progress/advances											**2765.78**	3423.40
(Refer Note No. B - 8 of Schedule 16)											**107716.26**	126165.52

@ Includes certain lands which are yet to be transferred to the Company's name

Includes Rs. 976.63 lac (Previous year Rs. 794.14 lac) being cost of building on lease hold land.

$ Includes R & D Assets of Rs. 1691.93 lac (Previous year Rs.1708.21 lac). Also refer Note B-5 in schedule 16 regarding revaluation of certain assets done in earlier years.

Free hold Land, Building and Capital work-in-progress include amount held for sale aggregating to Rs. 9466.62 lac (Stated at lower of net book value and realisable value)

SCHEDULE 6

INVESTMENTS (At Cost)

		As at 31 March 2010	As at 31 March 2009
			(Rupees in lac)
	LONG TERM		
	In subsidiary companies - Quoted		
	Equity shares (fully paid)		
	SPEL Semiconductor Limited 2,58,11,207 (2,58,11,207) Equity shares of Rs.10 each	**7738.98**	7738.98
a)	**In subsidiary companies - Unquoted**		
	Equity shares (fully paid)		
	Indo-Jordan Chemicals Company Limited 2,31,63,000 (2,31,63,000) Equity shares of JD 1 each ***	**13747.68**	13747.68
	Ind-Ital Chemicals Limited Nil (1,26,873) Equity shares of Rs.100 each (Sold 1,26,873 (Nil) equity shares during the year)	**-**	345.89
	SPIC Fertilizers and Chemicals Limited, Mauritius 3,26,40,000 (3,26,40,000) Equity shares of USD1 each	**18453.62**	18453.62
	SPIC Petrochemicals Ltd 25,37,50,009 (25,37,50,009) Equity shares of Rs 10 each	**25375.00**	25375.00
	Orchard Microsystems Limited 32,62,100 (32,62,100) Equity Shares of Rs.10 each	**270.60**	270.60
	Preference shares (fully paid)		
	SPIC Petrochemicals Limited 5,000 (5,000) 8 % Redeemable Cumulative Non Convertible Preference Shares of Rs.100 each	**5.00**	5.00
	In Bonds		
	SPIC Petrochemicals Ltd (Zero interest non transferable bonds)*	**30609.63**	30609.63
b)	**Quoted (Non Trade)**		
	Equity shares (fully paid)		
	Tuticorin Alkali Chemicals and Fertilisers Limited 66,80,113 (66,80,113) Equity shares of Rs.10 each	**1935.67**	1935.67
	SICAL Logistics Limited 5,77,681 (5,77,681) Equity shares of Rs.10 each	**158.14**	158.14
	SICAGEN India Limited** 5,77,681 (5,77,681) Equity shares of Rs.10 each	**	**
	Tamilnadu Petroproducts Limited 1,52,34,375 (1,52,34,375) Equity shares of Rs.10 each	**1980.47**	1980.47
	Manali Petrochemical Limited 6,58,66,053 (6,58,66,053) Equity shares of Rs.5 each	**4484.32**	4484.32
	ICICI Bank Limited 383 (383) Equity shares of Rs.10 each	**0.20**	0.20
	State Bank of Bikaner and Jaipur 3450 (3450) Equity shares of Rs.10 each	**1.85**	1.85

INVESTMENTS (contd.)

	As at 31 March 2010	As at 31 March 2009
		(Rupees in lac)
c) Unquoted (Non Trade)		
Equity shares (fully paid)		
Cuffe Castle Co-operative Housing Society Limited Nil (15) shares of Rs.50 each costing Rs.750 (Sold 15 (Nil) shares during the year)	-	0.01
Kodaikanal Co-operative Stores Limited Nil (25) shares of Rs.5 each costing Rs.125	-	-
Chennai Willington Corporate Foundation 50 (50) Equity shares of Rs.10 each costing Rs.450	-	-
Technip India Limited Nil (14,50,000) Equity shares of Rs.10 each (Sold 14,50,000 (Nil) equity shares during the year)	-	145.00
EDAC Engineering Limited 14,27,143 (14,27,143) Equity shares of Rs.10 each	**252.12**	252.12
Biotech Consortium India Limited 2,50,000 (2,50,000) Equity shares of Rs.10 each	**25.00**	25.00
Cuddalore SIPCOT Industries Common Utilities Limited 15,915 (15,915) Equity shares of Rs.100 each	**15.92**	15.92
Gold Nest Trading Company Limited 2,49,000 (2,49,000) Equity Shares of Rs.100 each	**250.25**	250.25
National Aromatics & Petrochemicals Corporation Limited 25,000 (25,000) Equity Shares of Rs.10 each	**2.50**	2.50
SPIC Electric Power Corporation Private Limited 5,00,000 (5,00,000) Equity Shares of Rs. 10 each	**50.00**	50.00
Preference shares (fully paid)		
Tuticorin Alkali Chemicals and Fertilisers Limited 20,00,000 (20,00,000) - 5% Redeemable Cumulative Preference Shares of Rs 100 each.	**2000.00**	2000.00
SPIC Aromatic & Chemicals Corporation Limited 5,000 (5,000) 8% Redeemable Cumulative Non Convertible Preference Shares of Rs.100 each	**5.00**	5.00
d) In Mutual funds		
In Canara Robeco Equity Diversified - Growth Plan formely known as Canara Robeco Fortune - 94 units 12,760 (12,626) units of Rs.10 each	**1.00**	1.00
CURRENT		
Unquoted (Non Trade)		
Others		
8.30% Fertilizer Companies GOI Special Bonds,2023	-	2600.00
7.00% Fertilizer Companies GOI Special Bonds,2022	**167.00**	167.00
6.65% Fertilizer Companies GOI Special Bonds,2023	**267.90**	267.90
	107797.85	110888.75
Provision for diminution in value of investments	**83943.43**	53327.22
Total	**23854.42**	57561.53
Aggregate value of unquoted investments	**14432.72**	48139.83
Aggregate value of quoted investments	**9421.70**	9421.70
Market value of quoted investments	**13703.96**	8340.58

Notes to Schedule 6

* Repayable in ten equal half yearly instalments after 12 years from the commencement of commercial production or total repayment of the term loan to the lenders whichever is earlier.

** Consequent to the Scheme of Arrangement (Demerger) between SICAL LOGISTICS LIMITED and SICAGEN INDIA LIMITED, sanctioned by the Hon'ble High Court of Madras,by its Order dated 20.12.2007, the Company has been allotted 577681 equity shares of the face value of Rs.10 each in SICAGEN INDIA LIMITED.

*** The entire shareholding was sold in April 2010 earning a profit of Rs.7814.39 lac consequent to which the company ceased to be a subsidiary effective from 21.4.2010.

(Rupees in lac)

SCHEDULE 7	As at 31 March 2010	As at 31 March 2009
INVENTORIES		
Stores and spares	**3132.93**	3473.13
Raw Materials	**4338.79**	2628.44
Work-in-process	**316.78**	1050:76
Contracts-in-progress	**1772.87**	3276.00
Finished goods	**1241.16**	1636.44
Total	**10802.53**	12064.77

SCHEDULE 8

SUNDRY DEBTORS (Unsecured, Considered Good unless otherwise stated) **Unsecured :**		As at 31 March 2010		As at 31 March 2009
Debts outstanding for a period exceeding six months:				
Considered good				
-Dues from subsidiaries	-		-	
-Dues from others*	**3882.70**		3292.10	
	3882.70		3292.10	
Considered doubtful				
-Dues from subsidiaries#	**352.76**		352.76	
-Dues from others	**2031.84**		2031.63	
	2384.60		2384.39	
		6267.30		5676.49
Other debts:				
Considered good				
-Dues from subsidiaries#	**25.23**		-	
-Dues from others*	**3263.46**		1982.95	
		3288.69		1982.95
		9555.99		7659.44
Less: Provision for doubtful debts		**2384.60**		2384.39
Total		**7171.39**		5275.05

* Includes Rs.2654.79 lac in Debts exceeding six months (Previous year Rs.2571.29 lac) and Rs.402.39 lac in Other debts (Previous year Rs.479.32 lac) retentions on account of Contract-in-progress.

\# Maximum Outstanding due at any time during the year

SPIC Fertilizers and Chemicals Limited (SFCL) Rs. 352.76 lac (Rs. 352.76 lac)

Indo Jordan Chemicals Company Limited Rs. 25.23 lac (Nil)

SCHEDULE 9

CASH AND BANK BALANCES

(Rupees in lac)

	As at 31 March 2010	As at 31 March 2009
Cash & Cheques on hand	11.49	12.95
Bank Balances		
With Scheduled Banks:		
In Current Accounts	3209.67	377.55
In Deposit Accounts (including Margin money for Bank Guarantee)	15043.56	28381.80
Total	18264.72	28772.30

SCHEDULE 10

LOANS AND ADVANCES

		31 March 2010		31 March 2009
(Unsecured, Considered Good unless otherwise stated)				
Dues from Subsidiaries:*				
Considered good	4829.95		5412.93	
Considered doubtful	2059.92		2041.84	
	6889.87		7454.77	
Less: Provision for doubtful advances	2059.92		2041.84	
		4829.95		5412.93
Advances recoverable in cash or in kind or for value to be received:				
Considered good	6607.30		7662.08	
Considered doubtful	2547.53		2482.73	
	9154.83		10144.81	
Less: Provision for doubtful advances	2547.53		2482.73	
		6607.30		7662.08
Prepaid taxes less provisions (provision for tax - Rs. 1543.09 Lac (previous year Rs.1543.09 Lac))		3686.02		3297.18
TOTAL		15123.27		16372.19

* Maximum amount due at any time during the year.

SPEL Semiconductor Limited	Rs. 0.33 lac (0.60 lac)
Indo Jordan Chemicals Company Limited	Rs. 5153.64 lac (Rs. 5907.82 lac)
SPIC Fertlizers and Chemicals Limited (SFCL)	Rs. 1615.85 lac (Rs. 1722.93 lac)
SPIC Petrochemicals Limited	Rs. 318.91 lac (Rs. 318.91 lac)
Ind Ital Chemicals Limited	Nil (Rs. 6.01 lac)

SCHEDULE 11

CURRENT LIABILITIES AND PROVISIONS

		31 March 2010		31 March 2009
CURRENT LIABILITIES:				
Sundry creditors				
Dues to :				
- Micro Enterprises and Small Enterprises (Refer Note No. B - 20 of Schedule 16)	72.67		25.30	
- Other than Micro Enterprises and Small Enterprises	61344.05		64195.84	
- Subsidiary companies	123.79		5284.65	
Advance from customers	4939.85		1833.57	
Due to directors	15.00		15.00	
Interest accrued but not due on loans	7689.99		7983.88	
Investor Education and Protection Fund shall be credited by the following amounts:*				
- Unpaid matured deposits	12.30		15.95	
- Interest accrued on matured deposits	-		-	
Other Liabilities	4672.38		4020.52	
		78870.03		83374.71
PROVISIONS				
Leave encashment		427.52		469.98
Total		79297.55		83844.69

* There are no amounts due and outstanding to be credited to the Investor Education and Protection Fund.

SCHEDULE 12

OTHER INCOME

(Rupees in lac)

	Year ended 31 March 2010	Year ended 31 March 2009
Dividend from Long Term Investments		
- Others (Trade)	**881.87**	879.71
- Others (Non -trade)	**0.85**	0.10
Interest from		
- Banks	**808.12**	2002.42
- Others (from customers/others)	**21.60**	67.65
(Tax deducted at source Rs.94.38 lac Previous year Rs. 301.04 lac)		
Conversion charges relating to Contract Manufacturing	**489.02**	298.45
Profit on sale of investment (Net)	**87.47**	143.69
Exchange Fluctuation Gain (Net)	**3750.95**	-
Unclaimed credit balances written back	**1818.09**	-
Provision for doubtful debts/advances no longer required written back	**182.55**	98.28
Provision for claims no longer required written back	**1122.58**	-
Miscellaneous Income	**1413.38**	1646.05
Total	**10576.48**	5136.35

SCHEDULE 13
MANUFACTURING AND OTHER EXPENSES

		Year ended 31 March 2010		Year ended 31 March 2009
Raw materials consumed				
Opening stock	**2628.44**		5244.19	
Add: Purchases	**20935.86**		6004.04	
	23564.30		11248.23	
Less: Raw materials sold	**171.54**		1037.10	
	23392.76		10211.13	
Less: Closing stock	**4338.79**		2628.44	
Raw materials consumed (Net)		**19053.97**		7582.69
Stores and spares consumed		**234.31**		311.36
Materials and equipment for construction contracts		**3746.48**		7347.15
Sub-contractors payment		**1727.30**		2474.48
Power and fuel charges		**4327.65**		5077.93
Water charges		**263.30**		644.45
Rent		**384.76**		410.20
Repairs to:#				
Plant and machinery	**1416.32**		1490.28	
Buildings	**527.72**		281.42	
Others	**708.50**		234.64	
		2652.52		2006.34
Salaries, wages and bonus		**4469.62**		4953.19
Contribution to Provident and other funds		**300.16**		624.56
Contribution to Gratuity and Superannuation Funds		**397.91**		727.45
Staff welfare expenses		**501.67**		573.12
Insurance		**253.48**		322.47
Rates and taxes		**199.23**		951.00
Excise duty *		**60.05**		(5.24)
Turnover tax		**-**		0.79
Packing, transportation and handling		**1874.48**		533.97
Rebates and discounts		**256.75**		395.51
Sales promotion expenses		**85.62**		119.11
Travelling expenditure		**343.52**		385.04
Other professional charges		**185.68**		403.88

(Rupees in lac)

Schedule 13 (contd)		Year ended 31 March 2010		Year ended 31 March 2009
Provision for Doubtful Debts		1029.67		-
Bad debts & advances written off	957.74		8.23	
Less: Transfer off from provision	704.28		-	
		253.46		8.23
Write down of non - moving inventories		-		853.22
Provision for Non moving Inventories		74.34		-
Provision for diminution in value of Investment		6.56		-
Loss on sale/ retirement of fixed assets (Net)		664.93		1024.16
Exchange Fluctuation Loss (Net)		-		6924.90
Miscellaneous expenses		1149.61		1720.36
Opening Stock				
Finished goods	1636.44		1277.31	
Work-in-process (including Contracts-in-progress)	4326.76		5206.53	
	5963.20		6483.84	
Closing Stock				
Finished goods	1241.16		1636.44	
Work-in-process (including Contracts-in-progress)	2089.65		4326.76	
	3330.81		5963.20	
		2632.39		520.64
TOTAL		47129.42		46890.95
# Includes Stores and Spare parts		718.09		899.74

* Represents excise duty on stock differential. Excise duty on sales for the year is shown as deduction from turnover.

SCHEDULE 14

INTEREST AND FINANCIAL CHARGES

	Year ended 31 March 2010	Year ended 31 March 2009
On debentures	-	1011.58
On fixed loans	262.37	6058.17
On others	1787.14	5704.56
Total	2049.51	12774.31

SCHEDULE 15

EXCEPTIONAL ITEMS

	Year ended 31 March 2010	Year ended 31 March 2009
Provision for Diminution in value of Investments in a Subsidiary Company (Refer Note B-9 of Schedule 16)	(30609.63)	(44773.03)
Profit/(Loss) on sale of properties (Net) *	(1315.50)	-
Profit on sale of investments in a joint venture and in a wholly owned Subsidiary company	7694.45	-
Excess liability for interest on loans written back (Refer Note B-3(c) of Schedule 16	17065.40	-
Provision for claims no longer required written back	2871.92	-
Total	(4293.36)	(44773.03)

* Includes Provision for Loss on sale of properties which were sold during May 2010-Rs 2011.46 lac.

SCHEDULE 16

NOTES ON ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2010

A. SIGNIFICANT ACCOUNTING POLICIES

i) Basis of accounting

The financial statements have been prepared under the historical cost convention, except for certain fixed assets which are revalued, on accrual basis and in accordance with the generally accepted accounting principles in India (Indian GAAP). The said financial statements comply with the relevant provisions of the Companies Act, 1956 (the Act) and the Accounting Standards notified by the Central Government of India under Companies (Accounting Standards) Rules, 2006 as applicable.

ii) Use of Estimates

The preparation of financial statements requires the Management to make estimates and assumptions considered in the reported amounts of assets and liabilities including the disclosure of contingent liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Future results may vary from these estimates.

iii) Fixed Assets and Depreciation

Fixed assets are stated at historical cost (net of CENVAT/VAT wherever applicable) less accumulated depreciation / amortisation. Cost comprises of direct cost, related taxes, duties, freight and attributable finance costs (Refer (xi) below) till such assets are ready for its intended use Capital work in progress is stated at the amount expended up to the Balance sheet date. Machinery spares used in connection with a particular item of fixed asset and the use of which is irregular, are capitalized at cost net of CENVAT / VAT, as applicable.

Certain assets have been revalued as on 31.3.1996, 31.3.1999, 31.3.2000, 1.4.2002, 1.4.2003 and 31.3.2006 and the resultant surplus has been added to the cost of the assets with a corresponding credit to Revaluation Reserve Account. (Refer Note B-5).

Depreciation on fixed assets has been provided on Straight Line Method (SLM) in accordance with and in the manner prescribed in Schedule XIV to the Companies Act, 1956. In respect of assets acquired prior to 1.4.1993 where depreciation was provided on SLM as per section 205(2) (b) of the Companies Act 1956 at rates which were higher than Schedule XIV rates, depreciation on the unamortised depreciable amount is provided over the residual life of the respective fixed assets.

Depreciation in respect of fixed assets relating to Pen G unit is provided based on the useful lives as determined by the management at the following rates which are higher than the rates prescribed under Schedule XIV of the companies Act, 1956:

Class of Asset	Percentage of Depreciation
Buildings	3.34%
Plant & Machinery	5.28% for assets installed after 01.04.04. For other assets, depreciation is charged at 50% and 33.33% based on the useful life of the assets
Furniture & Fixtures	33.33%
Office Equipments	33.33%
Computers	33.33%
Vehicles	9.50%
Technical Know-how	33.33%

Premium on Lease hold Land is amortized over the tenure of the lease. Individual assets costing less than Rs.5,000 are depreciated in full in the year of acquisition.

Intangible assets are amortized over their estimated useful life of 3 years on straight line basis.

iv) Impairment of Assets

At each balance sheet date, the carrying values of the tangible and intangible assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where there is an indication that there is a likely impairment loss for a group of assets, the company estimates the recoverable amount of the group of assets as a whole, and the impairment loss is recognized.

v) **Investments**

Investments that are intended to be held for more than a year, from the date of acquisition, are classified as long term investments and are carried at cost. However, provision for diminution is made in the value of investments if such diminution is other than of temporary in nature. Current investments are stated at lower of cost or fair value

vi) **Inventories**

Inventories are valued at lower of cost and net realizable value. Cost includes freight, taxes and duties net of CENVAT / VAT credit wherever applicable. Customs duty payable on material in bond is added to the cost. The method of determining cost of various categories of inventories of various divisions is as follows:

Stores, spares and raw materials	-	Monthly weighted average method/first in first out method/annual average method
Work-in-Process and finished goods	-	Average cost of last quarter's production/average annual cost, computed on full absorption costing method
By-Products	-	At Net realizable value
Contract in Progress	-	Work-in-Process on construction contracts reflects proportionate value of inputs and expenses on contracts yet to be billed

vii) **Revenue Recognition**

(a) Sales revenue is recognized at the point of despatch to customers. Sales include amounts recovered towards excise duty and exclude sales tax.

(b) Subsidy from GOI allowable under the concession scheme with respect to fertilizers are recognized on the rates notified by the Government for the period for which notification has been issued and for the remaining period on estimates with the related costs that are intended to be compensated. Concession is recognized on the basis of the receipt of material at the warehouse/sale at the factory gate to dealers.

(c) **Income on long-term contract**

Income on long-term contracts is recognized on percentage completion method and measured by reference to the percentage of cost incurred up to the reporting date to the estimated total cost for each contract. Provision for anticipated losses on the long-term contracts is made as and when such loss is established.

(d) **Dividend Income**

Dividend Income is recognized, when the right to receive the payment is established.

viii) **Foreign Currency Transactions**

Foreign currency transactions are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets & liabilities outstanding at the year-end are translated at the rate of exchange prevailing at the year-end and the gain or loss, is recognized in the profit and loss account.

Exchange differences arising on actual payments/realizations and year-end restatements are dealt with in the Profit & Loss Account. Investments in Foreign currencies are reported using the exchange rate at the date of the transaction.

ix) **Employee Benefits**

(a) Defined Contribution Plan

i) Fixed contributions to (i) the Superannuation Fund pertaining to Officers and Executives which is administered by the Company nominated trustees and being managed by Life Insurance Corporation of India, (ii) the Superannuation Fund pertaining to staff members which is administered by Company nominated trustees and (iii) the Employee State Insurance Corporation (ESIC) are charged to the Profit and Loss Account.

Company also contributes to a government administered Pension Fund on behalf of its employees, which are charged to the Profit and Loss Account.

ii) Fixed Contributions made to the Provident Fund are charged to the Profit & Loss account. During the year the approved Provident Fund Trust was handed over by the management together with the accumulated funds, to the Regional Provident Fund Commissioner.

(b) Defined Benefit Plan

The liability for Gratuity to employees, as at the Balance Sheet date is determined on the basis of actuarial valuation using Projected Unit Credit method as on the Balance Sheet date, is funded to a Gratuity Trust managed by Company nominated Trustees. The liability thereof paid /payable is absorbed in the Profit & Loss account. The actuarial gains/ losses are recognised in the Profit and Loss Account.

(c) Long Term Compensated Absences

In respect of long term portion of compensated absences [Leave benefits], the liability is determined on the basis of actuarial valuation and is provided for.

(d) Short Term Employee Benefits

Short term employee benefits including accumulated compensated absences determined as per Company's policy/ scheme are recognized as expense based on expected obligation on undiscounted basis.

x) **Research and Development Expenditure**

All revenue expenditure related to research and development are charged to the respective heads in the Profit and Loss Account. Capital expenditure incurred on research and development is capitalized as fixed assets and depreciated in accordance with the depreciation policy of the Company.

xi) **Borrowing costs**

Borrowing costs, if any, are capitalized as part of qualifying fixed assets when it is possible that they will result in future economic benefits. Other borrowing costs are expensed.

xii) **Segment Reporting**

The generally accepted accounting principles used in the preparation of the financial statements are applied to record revenue and expenditure in individual segments.

a) Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under unallocated corporate expenses.

b) Investments, advance towards investments and other advances, which are not allocable to segments, are excluded from segment capital employed.

xiii) **Taxation**

Current tax is determined on income for the year chargeable to tax in accordance with the Income Tax Act, 1961.

Deferred tax is recognized for all the timing differences. Deferred Tax assets in respect of unabsorbed depreciation and carry forward of losses are recognized if there is virtual certainty that there will be sufficient future taxable income available to realize such losses. Other deferred tax assets are recognized if there is reasonable certainty that there will be sufficient future taxable income available to realize such assets.

xiv) **Provision, Contingent Liabilities and Contingent Assets**

Provisions are recognized only when there is a present obligation as a result of past events and when a reliable estimate of the amount of obligation can be made. Contingent liability is disclosed for (i) Possible obligation which will be confirmed only by future events not wholly within the control of the Company or (ii) Present obligations arising from past events where it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made. Contingent assets are not recognized in the financial statements.

B. NOTES ON ACCOUNTS

1 Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) Rs.246.88 lac (Previous year Rs. 400.13 lac).

2. **Contingent Liabilities**

(a) Claims not acknowledged as debts :

(i) The District Collector, Tuticorin vide his letter dated, 21.8.2009 has demanded Rs.16873.97 lac (Previous year NIL) towards lease rent for the utilization of 415.19 acres of sand quarry poramboke lands by the Company for its effluent treatment and storage of Gypsum for the period from 1975 to 2008 while the assignment proposal submitted by the Company in the year 1975 to the State Government is still pending. The Company had filed a writ petition challenging the demand before the Hon'ble Madras High Court and the court granted interim stay vide its order dated 21.4.2010 on further proceedings.

(ii) The Phosphate Chemical Export Association Inc. USA (Phoschem) filed a suit, for recovery of US$11.52 million during March 2006 towards supply of raw material, before the Hon'ble Madras High Court. The court passed an interim decree in favour of Phoschem for US$8.76 million against which the Company filed a Review Petition on the ground that the Madras Hon'ble High Court has not considered the realization of US$6.31 million by Phoschem from the Insurance company. The Review Petition is still pending before the Hon'ble Madras High Court. The Company had already made a provision of Rs.3914.70 lac towards this claim and the balance claim not acknowledged by the Company is Rs.1247.80 lac (Previous year Rs.1408.40 lac).

(iii) Groupe Chimique Tunisian SA (GCT) initiated arbitration proceedings against the Company for non payment of US$ 15.02 million together with interest towards supply of Phosphoric Acid in the earlier years against which the Arbitral Tribunal passed an award on 9.9.2009 directing the Company to pay a sum of Rs.7300 lac to GCT towards principal and Rs.2500 lac towards interest. The Company filed a petition before the Hon'ble Madras High Court on 07.12.2009 for setting aside the award and the court ordered notice to GCT on 23.12.2009. The matter is pending before the Hon'ble Madras High court. As the Company had already made a provision of Rs.6637.57 lac, the remaining claim not acknowledged by the Company on this account is Rs.3163 lac (Previous year NIL).

(iv) Other claims against the Company, which are being disputed/challenged before the Courts - Rs.4167.05 lac (Previous year Rs. 2519.30 lac).

In respect of the above claims, the Company has been advised that there are reasonable chances of successful outcome of the Appeals / Petitions filed before the Hon'ble Madras High Court and accordingly no further provision is considered necessary.

(b) Guarantees/Security given to Banks/Financial Institutions on behalf of other companies Rs.4500 lac (Previous year Rs.4500 lac).

(c) Other Bank Guarantees outstanding Rs.803.07 lac (Previous year Rs. 765.91 lac).

(d) Cumulative amount of Preference Dividend and Dividend Tax thereon not provided for the period from 1.4.2001 to 31.3.2010 is Rs.1935.94 lac (Previous year Rs. 1759.56 lac).

(e) No provision is considered necessary for the following disputed Income Tax, Sales Tax, Excise duty, Service tax, Electricity tax and Employees State Insurance demands which are under various stages of appeal proceedings. The Company has been advised that there are reasonable chances of successful outcome of the appeals and hence no provision is considered necessary for these demands.

Name of the Statute	Nature of the Dues	Period to which the amount relates	Amount (Rs. in lac)	Forum where pending
Direct Taxes Income Tax Act, 1961	Income Tax	1996-97 to 2000-01	**2592.46** (2553.69)	Madras High Court
Indirect Taxes Central Excise Act, 1944	Excise duty	1998-99 to 2007-08	**391.46** (407.11)	Commissioner of Central Excise (Appeals) / Customs, Excise and Service Tax Appellate Tribunal
	Service Tax	2003-04 to 2007-08	**124.23** (124.23)	Commissioner of Central Excise (Appeals) / Madras High Court
Sales Tax Act under various State enactments	Local Sales Tax	1996-97 to 2001-02	**156.77** (156.77)	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal
Central Sales Tax Act, 1956	Central Sales Tax	1998-99 to 2001-02	**86.35** (86.35)	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal
Tamilnadu Electricity (Taxation on Consumption) Act, 1962	Electricity Tax	1985-86 to 1993-94	**1050.54** (1050.54)	An appeal filed against the order dated 18th June 2010 of the Single Judge before the Division Bench of the Hon'ble Madras High Court
Employees State Insurance Act *	ESI dues	1977 to 2003	**10697.01** (10026.73)	ESI Court / Madras High Court
Total			**15098.82** (14405.42)	

* Includes disputes relating to the period 1977 to 1992 decided by the ESI Court in favour of the Company against which the Employees State Insurance Corporation has gone an appeal before the Hon'ble Madras High Court.

Out of the above demand of Rs 15098.82 lac, an amount of Rs.3637.90 lac (Previous year Rs. 3247.87 lac) has been deposited under protest/adjusted by relevant authorities.

f) Certain unsecured creditors have filed winding up petitions which are being defended by the Company before the Hon'ble Madras High Court

3. (a) Consequent to the implementation of Corporate Debt Restructuring (CDR) Package dated 19.3.2003, the Company had availed interest relief from various banks and financial institutions amounting to Rs.4110.36 lac (Previous year Rs. 4110.36 lac) for the year 2002-03 and therefore accrued the interest liability at the reduced rates in the subsequent years up to 31.3.2008.

(b) As the above CDR did not yield the desired results, the secured lenders preferred to assign their debts in favour of Asset Reconstruction Company (India) Limited (ARCIL). During the year 2008-09, approximately 70% of secured debts in value had been assigned in favour of ARCIL under the provisions of Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act). In view of the restructuring package contemplated then, no provision was considered necessary for interest on the secured loans assigned to ARCIL during 2008-09. As on 31st March 2010 twenty two out of thirty five secured lenders covering approximately 84% of secured debts in value had assigned the financial assistance granted by them along with the attendant security interests in favour of ARCIL, under the provisions of SARFAESI Act.

During the year, ARCIL and other financial institutions have approved the rework package dated 13.3.2010 through CDR mechanism (read with Term Sheet of ARCIL dated 28.3. 2010,) on successful implementation of which the Company would be eligible for substantial reduction in debts and interest accrued thereon. The Company has, during the year, paid Rs.35999.47 lac to ARCIL for distribution to secured lenders (including to those whose debts had not been assigned to ARCIL) and has also converted part of the debts amounting to Rs.3000 lac into equity as stipulated in the CDR Rework Package. Though the Company has commenced payment of dues to ARCIL, credit has not been taken for the expected relief in loan and interest liabilities vis a vis the corresponding amounts taken over by ARCIL the amounts acknowledged as dues by other lenders in the rework package, pending satisfactory completion /compliance of various conditions stipulated in the said package.

(c) Based on the amount of secured debts including accrued interest taken over by ARCIL and also the dues recognized in the rework package for granting relief, the excess interest liability over the said amounts accrued in the books amounting to Rs.17065.40 lac has been written back to Profit and Loss Account. Also considering the balance provision for interest available in the books, no further provision is considered necessary for the interest liability on certain unsecured loans and consequently there is no charge to Profit and Loss Account for the year on this account.

(d) As certain working capital banks raised claims before the Hon'ble Debts Recovery Tribunal (Hon'ble DRT), which the Company

is contesting, opening of letters of credit by banks was affected. As a result, the Ammonia and Urea plants which were stopped on 26.3.2007 for turnaround activities could not be recommenced. The phosphatic plant also could not be operated until 18.8.2007. In compliance with Hon'ble DRT's interim order dated 19.6.2007, certain banks opened fresh letters of credit and this enabled the Company to recommence its operations of the phosphatic plants from 19.8.2007 to 4.2.2008. While disposing the interim applications filed by the Company, the Hon'ble DRT had directed the lead bank viz Indian Bank vide its order dated 3.1.2008 to deposit the subsidy amount retained by it in the fixed deposits of certain banks. An appeal was filed by the lead bank against the above direction and the Hon'ble Debt Recovery Applellate Tribunal (DRAT) vide its order dated 24.1.2008 had directed the lead bank to keep the subsidy amounts in maximum interest earning no-lien account effective 25.1.2008 until further orders. The Company filed an appeal challenging the aforesaid order of Hon'ble DRT and DRAT in its order dated 5.3.2008 directed the lead bank to disburse a sum of Rs.800 lac per month commencing from 15.3.2008 from the said deposit to the Company to meet statutory and critical payments and make a one time payment of Rs.500 lac for its start up expenses.

Consequent to the dismissal of the writ petitions/civil revision petitions filed before the Hon'ble Madras High Court and the Special Leave Petition filed before the Hon'ble Supreme Court by the lead and other banks challenging the DRAT order dated 5.3.2008 the Company received Rs10400 lac on 23.3.09 out of Rs.25368 lac which was kept in the deposit account as on that date. The Company recommenced production of phosphatic fertilizers utilizing the above funds from 8.4.2009 and continued the production throughout the financial year 2009-10. The Company further received Rs.4800 lac out of Rs.7832 lac realised through monetization of fertilizer bonds and fertilizer concession from Govt. of India, as per the direction of DRAT.

After the assignment of financial assistance along with the attendant security interests in favour of ARCIL by a secured lender, who originally filed recovery claim before Hon'ble DRT, ARCIL filed a substitution petition before Hon'ble DRT in its place which was allowed on 25.6.2009. ARCIL also filed an application on 6.7.2009 before Hon'ble DRT with a prayer to direct the lead bank to deposit Rs.15000 lac from the no-lien account maintained by it for the purpose of distribution among the secured lenders on pro-rata basis based on the principal amount outstanding. The Company also filed its counter before Hon'ble DRT wherein it was informed that the prayer of ARCIL may be considered on merits, subject to the condition that the monetized amount of fertilizer bonds, pipeline and future subsidy receipts from Govt. of India on account of urea production may be permitted to be released without any objection by ARCIL and other secured lenders directly to Indian Oil Corporation Limited (IOC) towards future supply of raw materials in accordance with the Memorandum of Understanding proposed to be executed in this connection between the Company and IOC. Meanwhile, the Corporate Debt Restructuring Cell (CDR) convened a meeting of Corporate Debt Re-structuring Empowered Group (CDREG) on 31.8.2009 and appointed ARCIL as the monitoring agent for the Trust and Retention Account (TRA) in place of Indian Bank, the lead bank. CDREG also authorized ARCIL to approach Hon'ble DRT or any other fora/statutory authorities on behalf of the secured lenders for the appropriation of Rs.15000 lac lying in the TRA in favour of the secured lenders.

Hon'ble DRT after considering the submissions of ARCIL, the Company and the decisions taken by CDREG on 31.8.2009, made the following directions, vide its order dated 22.9.2009.

i) Indian Bank, the lead bank was directed to deposit Rs.15000 lac out of the subsidy amount of Rs.18708 lac lying in the Trust and Retention Account in a no lien interest bearing fixed deposit in HDFC Bank, Mumbai subject to the condition that the said amount would be distributed among the lender banks on prorata basis based on the principal amount outstanding and in accordance with the directions of CDREG within seven days from the date of order.

ii) The lead bank was also directed to release a sum of Rs. 3000 lac out of Rs.18708 lac lying in Trust and Retention Account as well as future urea subsidy receivable from Government of India (GOI) directly to IOCL towards future supply of raw materials in accordance with the Memorandum of Understanding to be executed by the Company with IOCL. The balance amount of Rs.708 lac along with the monetized amount of the fertilizer bonds with the face value of Rs.435 lac as well as future fertilizer concession receivable from GOI on account of production of phosphatic fertilizers shall be released to the Company for its operations and the same shall be monitored by ARCIL as per CDR mechanism.

In compliance with the above directions of Hon'ble DRT, the lead bank deposited Rs.15000 lac in ARCIL's account with HDFC Bank, Mumbai. As on 31.3.2010, the balance that remained in the deposit account maintained by the lead bank was Rs.3000 lac (Previous year Rs.14968 lac).The lead bank released Rs.3000 lac to IOCL on 24.4.2010 from the deposit account, as per the Supply Agreement executed by the Company with IOCL as referred in Note 3(e) below.

(e) The Company has executed a Memorandum of Understanding with IOCL on 19.4.2010 mutually agreeing the terms and conditions for the execution of the Supply Agreement for resumption of supply of Naphtha and Furnace Oil and settlement of certain past dues. The Supply Agreement was also executed by the Company with IOCL on 24.4.2010 for the supply of Naphtha and furnace oil on agreed terms and conditions.

(f) One lender had sent a communication to the Company withdrawing its consent to the CDR package dated 19.3.2003 and advised the Company to take note of the same. The Company has not received any demand from this lender so far, though as per the approved restructuring package, the lender retains the right to revoke the package in case the Company does not meet its commitments as stipulated in the package. However, the Company has accrued interest on the said loan at the original rate from the date of disbursement of loan.

4. **Going Concern**

In spite of erosion of net-worth, the financial statements of the Company have been prepared on a going concern basis, in view of the following:

i) The Company had recommenced its production of phosphatic fertilizers from 8.4.2009 and continued the production during the current year. The other Divisions, viz. SPIC Maintenance Organization, Enzymes, API and Formulation Units and Agri Business, continued their operations throughout the financial year.

ii) The rework package dated 13.3.2010 approved under CDR mechanism (read with Term Sheet of ARCIL dated 28.3.2010), as referred in Note 3 (b) envisages bringing down the debts to a sustainable level consequently improving the net-worth.

iii) The Supply Agreement executed on 24.4.2010 by the Company with Indian Oil Corporation Ltd. (IOC) will enable the Company to source Naphtha and Furnace oil and recommencement of operations of its nitrogenous fertilizer plants in the near future.

iv) The assurance of Department of Fertilizers, Government of India (GOI), to cut down the urea subsidy payment cycle will result in reduction of working capital requirement and enable the Company to operate its nitrogenous fertilizer plants at stipulated capacity levels.

v) The Notification issued by the Department of Fertilizers, GOI, increasing the fixed cost reimbursements in urea operations resulting in additional realization of fertilizer subsidy and consequent improvement in profitability.

vi) The fresh order value received by SMO Division during the period from 1.4.2009 to 31.7.2010 aggregates to Rs.43017 lac. This will enhance the revenue and also improve the profitability in the coming years.

The above positive developments will enable the Company to operate the fertilizer plants, being its core business, at optimum levels which will enable the Company to continue its operations with improvement in the profitability.

5. The fixed assets were revalued by independent professional valuers in earlier years. The details of said revaluation and the resultant surplus in value are as follows:

Assets revalued	Revalued as on	Division	Revaluation uplift (Rupees in lac)
Fixed assets (other than furniture and fittings, office equipment, vehicles and certain buildings and plant & machinery)	31.3.1996	All Divisions	36659.06
Land, buildings and plant and machinery	31.3.1999	Pharmaceutical and Biotechnology	5412.77
Fixed assets (other than furniture and fittings, office equipment and vehicles)	31.3.2000	Fertilizer	30905.38
Fixed assets (other than furniture and fittings, office equipment and vehicles)	1.4.2002	Fertilizer	35086.61
Land and buildings, plant and machinery, compound wall and Roads	1.4.2003	Pharmaceutical and Biotechnology	6940.24
Fixed assets (other than furniture and fittings, office equipment and vehicles)	31.3.2006	Fertilizer	14912.79
Administrative buildings and land	31.3.2006	Pharmaceutical and Biotechnology	21857.00

6. During the year, the useful life of fixed assets relating to Pen G unit was reviewed in terms of technological obsolescence, energy efficiency and cost of operations. Consequent to the review, the carrying value of these assets as on 1st April 2009 is being amortized over their revised remaining useful life resulting in the depreciation charge for the year being higher by Rs.1409.38 lac with a corresponding impact on the loss for the year.

7. The Company's investments included Rs.18453.62 lac (Previous year Rs.18453.62 lac) in equity share capital of SPIC Fertilizer and Chemicals Limited, Mauritius, which has invested in a wholly owned subsidiary company, viz. SPIC Fertilizers and Chemicals FZE Dubai(SFC Fze Dubai), whose objective was production of ammonia and urea in Jebel Ali Free Zone, Dubai. Since the project did not materialize due to non allocation of gas, the said subsidiary company had commenced activities for dismantling the existing plant and machinery at the project site with a view to relocate the same where assured gas supply could be obtained.

Meanwhile, the Jebel Ali Free Zone Authorities (JAFZA), Dubai had issued a notice on 24.3.2010 to SFC Fze Dubai, for vacation of site and surrender of materials and machineries on site to JAFZA towards land lease arrears amounting to Rs.2483.50 lac (equivalent to 203,34,918.75 AED) due to them failing which they will initiate legal action against the company. SFC Fze, Dubai, has conveyed its consent to the above authorities to avoid proposed legal action and consequent damages. However, full provision has been made by the Company for the carrying value of investment in this step down subsidiary along with other dues from it and the Company does not expect any further liability on this account.

8. Capital work in progress/advances include a sum of Rs. 2091.04 lac (Previous year Rs.2091.04 lac) being advances paid to MCC Finance Limited for purchase of certain immovable properties. The Company entered into sale agreements for these properties with MCC Finance Limited and the execution and registration of sale deeds are pending. The Administrator/Provisional Liquidator of MCC Finance Limited filed a Petition before the Company Court at Chennai seeking a direction that the sale agreements entered into between the Company and MCC Finance Limited be declared null and void. The said Petition was allowed by the Single Judge on 18.6.2003. The Company has filed an appeal against the Order before the Division Bench of the Hon'ble Madras High Court. The Division Bench admitted the appeal and ordered status quo be maintained, pending disposal of the appeal.

9. The Company promoted SPIC Petrochemicals Limited (SPIC Petro) in 1994-95 for the manufacture of Polyester Filament Yarn (Capacity: 80000 TPA) and Purified Terepthalic Acid (Capacity: 315000 TPA). The Company has so far invested Rs.25375.00 lac in the equity share capital, Rs.5.00 lac in 8% redeemable cumulative non convertible preference share capital, Rs.30609.63 lac in Unsecured Zero Interest Bonds redeemable after 12 years from the date of commencement of commercial production or repayment of all the term loans to the lenders, whichever is earlier. In view of the pending litigation between Chennai Petroleum Corporation Limited (CPCL) and the Company and the consequent interim injunction granted by the Hon'ble Madras High Court in 1997 to stop implementation of activities, there has been a suspension of activities.

   While SPIC Petro was pursuing its revival efforts, the Hon'ble Single Judge of the Hon'ble Madras High Court ordered the winding up of the company on 17.4.2009 and appointed the Official Liquidator to take charge of all the properties and effects of the company, at the time of disposing the winding up petitions filed by certain unsecured creditors.

   Against the above winding up order, SPIC Petro filed an appeal and obtained an interim stay from the Division Bench of the Hon'ble Madras High Court on 5.5.2009. After several hearings, the Division Bench vide its order dated 16.12.2009 directed SPIC Petro to pay an amount of Rs.110 lac as part-payment to certain unsecured creditors who have initiated the winding up proceedings before the court, on or before 31.3.2010. Since SPIC Petro was unable to make the above payment on or before 31.3.2010, the Division Bench of the Hon'ble Madras High Court, dismissed the appeal on 26.4.2010. Meanwhile, ARCIL issued a notice on 19.3.2009, u/s 13(2) of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act), directing SPIC Petro to make payment of the dues to ARCIL within sixty days from the date of the notice. As SPIC Petro could not make the payment, ARCIL took over the possession of the assets of SPIC Petro, under SARFAESI Act on 13.5.2010.

   However, the Official Liquidator appointed by the Madras High Court has taken over possession of the assets and effects of SPIC Petro on 14.5.2010, in accordance with the order issued by the Division Bench of the Hon'ble Madras High Court on 26.4.2010. Since then, the assets of the Company are under the control of the Official Liquidator.

   In view of the above developments, full provision has been made for the carrying value of investments in SPIC Petro and all other dues from it.

10. The Company has given an undertaking to the lenders of Tuticorin Alkali Chemicals and Fertilizers Limited for non disposal of its shareholdings in the said company without their prior approval.

11. During the year, the company did not receive any "Fertilizer Companies' Government of India Special Bonds" (Previous year Rs. 434.90 lac) towards subsidy receivable. The bonds already received in the previous years are tradable in the market and therefore, it is restated at fair value as at 31st March 2010 resulting in a charge to the Profit and Loss Account of Rs.6.46 lac (Previous year Rs. 42.33 lac). The Company has also disposed of bonds worth Rs.2600.00 lac (Previous year Rs. 1750.40 lac) during the current year and the profit on sale of such bonds amounting to Rs. 66.23 lac (Previous year Rs. 144.21 lac) has been credited to the Profit & Loss Account under the head "Other Income".

12. The Government of India grants price concession on sale of fertilizers and income from such concession is shown under 'Sales' in the Profit and Loss Account. The subsidy income for the year includes Rs.11894.86 lac, (net of estimated downward revision in subsidy Rs.197.26 lac) being income recognized having regard to the existing price concession scheme for the period for which notification has not been issued and accrued based on the management's estimates. Necessary adjustment to such estimates will be made on announcement of final notification/determination.

13. Miscellaneous expenditure, to the extent not written off or adjusted, represents the amounts paid under Company's voluntary retirement scheme for employees being amortized over a period of five years from the accounting year in which the liability was incurred as detailed below:

(Rupees in lac)

Particulars	**As at 31.3.2010**	As at 31.3.2009
Opening Balance	--	139.97
Less: Amortized during the year	--	139.97
Closing Balance	--	--

14. Sundry debtors and loans & advances include certain overdue and unconfirmed balances. However, in the opinion of the Management these current assets would in the ordinary course of business realize the value as stated in the accounts.

15. (a) Information in accordance with the requirements of the revised Accounting Standard - 7 on Construction Contracts notified under Companies (Accounting Standard) Rules, 2006 is as below:

(Rupees in lac)

Particulars	Year ended 31 March 2010	Year ended 31 March 2009
Contract revenue recognized as revenue in the year	**7262.13**	11769.67
Aggregate amount of contract costs incurred and recognized profits (less recognized losses) for all the contracts in progress	**30255.85**	3694.12
Advances received	**935.79**	1524.55
The amount of retention due from customers for contracts in progress	**2393.66**	2996.14
Gross amount due from customers for contracts in progress	**86.90**	156.34

(b) Research and Development expenses incurred on revenue account is Rs.116.82 lac (Previous year Rs. 254.82 lac)

16. **Disclosure as per Accounting Standard 15 (Revised)**

Disclosures required under this standard are given below:

a) Movement

(Rupees in lac)

Particulars	2009-10	2008-09
Projected Benefit Obligation as of 1st April, 2009	**1517.70**	1213.66
Service cost	**81.60**	101.18
Interest cost	**112.01**	87.83
Actuarial Loss	**24.36**	351.06
Benefits paid	**(239.54)**	(236.03)
Projected Benefit Obligation as of 31st March, 2010	**1496.13**	1517.70
Amount recognised in the Balance Sheet:		
Projected benefit obligation at the end of the year	**1496.13**	1517.70
Fair value of plan assets at the end of the year	**1339.71**	1029.82
Liability recognised in the Balance Sheet	**156.42**	487.89
Cost of defined plan for the year		
Current service cost	**81.60**	101.18
Interest on obligation	**112.01**	87.83
Expected return on plan assets	**73.35**	89.43
Net actuarial loss recognized in the year	**451.74**	390.45
Net cost recognized in the Profit and Loss account	**331.46**	490.02
Fair value of plan assets at the beginning	**1029.82**	1215.80
Expected return on plan assets assuming that movements occur in mid year	**73.35**	89.44
Benefits paid (claim settled)	**239.55**	236.03
Actuarial gain/loss on plan assets	**(476.08)**	(39.38)
Fair value plan assets at the end of the financial year	**1339.71**	1029.82

b) Mean Financial Assumptions

Particulars	2009-10	2008-09
Discount Rate	**8%**	8%
Salary escalation rate	**6%**	6%
Demographic assumptions – Mortality	**LIC 94-96 rates**	LIC 94-96 rates
Demographic assumptions – Withdrawal	**3%**	3%

Estimates of future salary increase take into account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

In the absence of relevant information from the actuary the above details do not include the composition of plan assets.

17 **Managerial Remuneration:**

(Rupees in lac)

Particulars	Year ended 31 March 2010	Year ended 31 March 2009
Salaries	**18.00**	18.00
Contribution to Provident and other funds	**5.70**	5.70
Perquisites	**14.81**	14.36
Special Allowance	**15.00 ***	15.00
Directors' sitting fees	**8.70**	5.30
TOTAL	**62.21**	58.36

* Rs.15 lac is payable as on 31st March 2010 .

The appointment and remuneration of a former Director for the period 30.7.1990 to 26.9.1990, aggregating to Rs.19206.90 paid during earlier years, is subject to approval of the shareholders and the Central Government.

The appointment and remuneration of the Chairman for the period 1.10.2009 to 31.3.2010 is subject to the approval of the shareholders and the Central Government.

The Company has filed necessary application to the Central Government for its approval.

The Whole-time Director is covered under the Company's Gratuity Policy along with the other employees of the Company. Proportionate amount of gratuity is not included in the aforementioned disclosure.

18. **Manufacturing Expenses includes fees and other expenses paid to Auditors as**

(Rupees in lac)

Particulars	Year ended 31 March 2010	Year ended 31 March 2009
Audit fees	**25.00**	25.00
Fees for other services	**14.76**	10.41
Expenses	**0.17**	0.50

19. **The information required by paras 3 and 4 of Part II of Schedule VI to the Companies Act 1956 is as under:**

I CAPACITY, PRODUCTION, PURCHASES, SALES, CONSUMPTION AND STOCKS:
Quantitative information in respect of goods manufactured/purchased

(a) LICENSED CAPACITY,INSTALLED CAPACITY AND ACTUAL PRODUCTION:

PRODUCTS #	LICENSED CAPACITY (Metric Tonnes) PER ANNUM	*** INSTALLED CAPACITY (Metric Tonnes) PER ANNUM	ACTUAL PRODUCTION (Metric Tonnes) PER ANNUM
Ammonia	**352000**	**363000**	**-**
	(352000)	(352000)	(-)
Urea	**	***620400**	**-**
		(620400)	(-)
Complex Fertilizers (DAP & NPK)	**	**278800**	**34921**
In terms of P_2O_5 (Phosphorous Pentoxide)		(278800)	(1245)
Aluminium Fluoride	**	***10000**	**3233**
		(10000)	(2463)
Sulphuric Acid	**150000**	**192000**	**76835**
	(150000)	(150000)	(21084)
Phosphoric Acid	**52800**	**52800**	**10020**
	(52800)	(52800)	(2780)
Pencillin-G (MMU)	**	******2460**	**678**
		(2000)	(1895)

(Figures in brackets are for the year ended 31.3. 2009)

Includes products for captive consumption.

* Reassessed capacity by Government of India.

** These products are delicensed.

*** As certified by the Management, but not verified by Auditors, being a technical matter.

**** Formal approval yet to be received.

(b) PURCHASE OF FINISHED GOODS

Particulars	Year ended 31 March 2010		Year ended 31 March 2009	
	Quantity	**Value**	Quantity	Value
	(Metric Tonnes)	(Rupees in lac)	(Metric Tonnes)	(Rupees in lac)
Others		**1599.83**	-	899.30
		1599.83	-	899.30

(c) SALES AND SERVICES

Particulars	Year ended 31 March 2010		Year ended 31 March 2009	
	Quantity	**Value**	Quantity	Value
	(Metric Tonnes)	(Rupees in lac)	(Metric Tonnes)	(Rupees in lac)
Urea	-	-	-	-
Di-Ammonium Phosphate	-	-	-	-
Complex Fertilizer (20:20)	**174603**	**10991.28**	6225	1789.25
Aluminium Fluoride	**2058**	**1038.31**	2414	1634.06
Gypsum	**166305**	**1621.83**	148582	1675.87
Penicillin - G (MMU)	**838**	**3651.35**	1767	9350.42
Fertilizer and Transport Subsidy		**11894.86**		639.18
Income from Contracts		**8248.27**		12641.92
Others		**4679.99**		11463.34
Total		**42125.90**		39194.04

(d) RAW MATERIALS CONSUMED

Particulars	Year ended 31 March 2010		Year ended 31 March 2009	
	Quantity	**Value**	Quantity	Value
	(Metric Tonnes)	(Rupees in lac)	(Metric Tonnes)	(Rupees in lac)
Naphtha	-	-	-	-
Rock Phosphate	**38746**	**2725.33**	10008	554.17
Sulphur	**29790**	**1086.29**	6998	736.42
Aluminium Hydroxide	**3695**	**578.91**	2861	450.91
Sulphuric Acid	**23322**	**139.71**	-	-
Ammonia	**42730**	**6614.23**	1556	185.99
Phosphoric Acid	**23789**	**5886.73**	4153	1038.23
Phenyl Acetic Acid	**217**	**266.98**	471	575.35
Butyl Acetate	**126**	**82.15**	450	323.33
Cane Sugar	**1735**	**430.48**	8356	1405.05
Demulsifier	**31**	**53.11**	71	127.35
Cotton Seed Meal	**173**	**46.93**	1527	407.58
Others		**1143.12**		1778.31
Total		**19053.97**		7582.69

(e) STOCK PARTICULARS OF FINISHED GOODS (INCLUDING TRADED GOODS)

(Previous year's figures are given in brackets)

Particulars	OPENING STOCK		CLOSING STOCK	
	Quantity (Metric Tonnes)	Value (Rupees in lac)	Quantity (Metric Tonnes)	Value (Rupees in lac)
Urea	**59**	**10.47**	**59**	**10.47**
	(59)	(10.47)	(59)	(10.47)
Di-Ammonium Phosphate	**8**	**1.38**	**8**	**1.38**
	(8)	(1.38)	(8)	(1.38)
Aluminium Fluoride	**176**	**83.96**	**1351**	**524.29**
	(127)	(55.60)	(176)	(83.96)
Gypsum	**40127**	**417.10**	**51903**	**441.03**
	(70707)	(580.44)	(40127)	(417.10)
Penicillin-G (MMU)	**177.20**	**779.27**	***4.20**	**18.95**
	(56.20)	(293.46)	(177.20)	(779.27)
Others	-	**344.26**	-	**244.85**
		(335.96)		(344.26)
TOTAL		**1636.44**		**1241.16**
		(1277.31)		(1636.44)

*After adjusting an internal transfer of 12.56 MMU.

(II) EXPENDITURE IN FOREIGN CURRENCY

(Rupees in lac)

	Year ended 31 March 2010	Year ended 31 March 2009
Travel	**6.41**	43.47
Royalty	**46.48**	-
Technical know how	**366.48**	53.31

(III) EARNINGS IN FOREIGN EXCHANGE

(Rupees in lac)

	Year ended 31 March 2010	Year ended 31 March 2009
Export on FOB basis	**2935.86**	4466.00
Others	**130.60**	559.67

(IV) CIF VALUE OF IMPORTS

(Rupees in lac)

	Year ended 31 March 2010	Year ended 31 March 2009
Raw Materials	**9430.56**	139.93
Components and spare parts	**40.01**	181.94
Capital goods	**253.33**	20.72

(V) VALUE OF RAW MATERIALS, COMPONENTS AND SPARE PARTS CONSUMED

	Year ended 31 March 2010				Year ended 31 March 2009			
	Raw Materials		**Components & Spare parts**		Raw Materials		Components & Spare parts	
	Percentage to total consumption	**Value (Rs.in lac)**	**Percentage to total consumption**	**Value (Rs.in lac)**	Percentage to total consumption	Value (Rs.in lac)	Percentage to total consumption	Value (Rs.in lac)
Imported	**50.38**	**9600.30**	**7.57**	**72.11**	34.72	2632.66	14.72	178.28
Indigenous	**49.62**	**9453.67**	**92.43**	**880.29**	65.28	4950.03	85.28	1032.82

20. The details relating to the amounts due to Micro, Small and Medium enterprises as per Micro, Small and Medium Enterprises Development Act, 2006 as identified by the Management and relied upon by the auditors are given below.

Particulars	**As at 31 March 2010**	As at 31 March 2009
Dues outstanding for more than 45 days	**70.65**	NIL
Amount remaining unpaid as at the end of the year		
- Principal amounts	**70.65**	NIL
- Interest amounts	**4.23**	NIL
The amount of interest paid in terms of section 16, along with the amounts of the payment made to the supplier beyond the appointed day during the year	**NIL**	NIL
The amount of interest due and payable for the period of delay in making payment :		
- As per the terms of the contract	**NIL**	NIL
- As specified by the Act	**4.23**	NIL
The amount of interest accrued and remaining unpaid at the end of the year	**4.23**	NIL

21. The Company has reviewed its deferred tax assets and liabilities as at 31 March 2010. The Company has carry forward losses and unabsorbed depreciation, which give rise to deferred tax asset of Rs 48814.27 lac (Previous Year Rs.57087.84 lac). However in the absence of virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realized, the said deferred tax asset that can be recognized is restricted to the deferred tax liability of Rs.11902.55 lac (Previous Year Rs. 18269.68 lac) as given below. Accordingly, there is no net deferred tax asset or liability as at 31 March 2010 to be accounted for.

(Rupees in lac)

Particulars	**As at 31 March 2010**	As at 31 March 2009
Depreciation	-	6371.44
Subsidy	**11902.55**	11898.24
Deferred tax liability	**11902.55**	18269.68
Depreciation	**1223.63**	-
Provision for doubtful debts	**2322.58**	2348.36
Carry forward business losses and unabsorbed depreciation restricted to	**8356.34**	15921.32
Deferred tax asset	**11902.55**	18269.68
Net deferred tax asset	**-**	-

22. **Disclosure as required under clause 32 of the Listing Agreement:**

(Rupees in lac)

Particulars	**Amount outstanding as at March 31, 2010**	**Maximum amount outstanding during the year**
Loans and advances in the nature of loans to subsidiaries	(Nil)	(Nil)
Loans and advances in the nature of loans to associates	(Nil)	(Nil)
Loans and advances in the nature of loans where there is:		
(I) No repayment schedule or repayment beyond seven years or	(Nil)	(Nil)
(II) No interest or interest below section 372A of the Companies Act	(Nil)	(Nil)
Loans and advances in the nature of loans to firms/ companies in which the directors are interested:	Nil	920.38
- SICAL Logistics Limited	(Nil)	(920.38)

23. **Segment Reporting**

Primary segment information (Business segments)

(Rupees in lac)

Particulars	Agro Inputs	Bulk Drugs and Formulations	SMO	Others	Total
Segment revenue					
Sales to external Customers	**26163.09** (12367.27)	**4839.92** (10349.30)	**8248.27** (12641.92)	**2455.23** (2420.32)	**41706.51** (37778.81)
Other Income	**5660.59** (1468.60)	**149.03** (215.41)	**188.87** (367.60)	**109.34** (18.80)	**6107.83** (2070.41)
Unallocated income					**4468.65** (3065.94)
Inter segment Revenue	-	-	-	-	-
Total Revenue	**31823.68** (13835.87)	**4988.95** (10564.71)	**8437.14** (13009.52)	**2564.57** (2439.13)	**52282.99** (42915.16)
Elimination of inter segment sales	-	-	-	-	-
Total Net Revenue	**31823.68** (13835.87)	**4988.95** (10564.71)	**8437.14** (13009.52)	**2564.57** (2439.13)	**52282.99** (42915.16)
Segment results	**(2677.52)** (-8450.67)	**(4365.20)** (-1626.13)	**262.40** (585.50)	**(468.98)** (-278.57)	**(7249.30)** (-6738.11)
Unallocated expenses net of unallocated income					**3157.76** (48123.77)
Profit / (Loss) before interest etc.,and taxation					**(10407.06)** (-57893.64)
Interest Expenses (Net) not allocable to segments					**2049.51** (12774.31)
Profit / (Loss) before taxation					**(12456.57)** (-70667.95)
Income taxes / Fringe benefit tax					- (52.88)
Profit / (Loss) after Taxation					**(12456.57)** (-70720.83)
Other information					
Segment assets	**87184.81** (89670.46)	**9867.17** (14573.04)	**12265.54** (12193.86)	**3302.68** (6718.61)	**112620.20** (123155.97)
Unallocated corporate Assets					**70318.74** (123061.94)
Total Assets					**182938.94** (246217.91)
Segment liabilities	**61151.47** (65382.10)	**1472.71** (1462.47)	**4804.62** (4874.42)	**286.29** (329.68)	**67715.09** (72048.67)
Unallocated corporate Liabilities					**228776.97** (283265.82)
Total Liabilities					**296492.06** (355314.49)
Capital expenditure	**45.93** (87.66)	**626.82** (1413.05)	**494.17** (29.88)	**4.57** (11.66)	
Depreciation/Amortisation	**6214.95** (6214.85)	**2816.79** (1336.46)	**57.91** (55.61)	**146.46** (166.30)	
Non-cash expenditure other than depreciation	**377.04** (634.87)	**1.71** (0.70)	(-219.33)	**6.52** (5.96)	

Secondary segment Information (Geographical Segments)	Revenue	Carrying amount of segment assets	Capital Expenditure
Within India	**44878.48** (35383.22)	**112620.20** (123155.97)	**1171.49** (1542.25)
Outside India	**2935.86** (4466.00)	- (-)	- (-)
Total	**47814.34** (39849.22)	**112620.20** (123155.97)	**1171.49** (1542.25)

NOTES:

(a) **Business segments**

The business segment has been considered as the primary segment for discloure. The products included in each of the business segments are as follows:

(i) Agro inputs - includes fertilisers.

(ii) Bulk drugs and formulations - includes Penicillin - G and formulations.

(iii) SMO - includes maintenance contracts

(iv) Others - includes tissue culture and floriculture

Revenues and expenses, which relates to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenditure net of unallocated income".

Unallocated corporate assets and unallocated corporate liabilities include the assets and liabilities which are not directly attributable to segments.

(b) **Geographical segments**

The geograpical segments considered for disclosure are as follows:

- Sales within India include Sales to customers located within India.
- Sales outside India include sales to customers located outside India.

24. **Related party disclosure under Accounting Standard – 18**

(i) The list of related parties, as identified by the management, are as under:

Subsidiaries	1	Orchard Microsystems Limited
	2	Ind-Ital Chemicals Limited (Liquidated during the year)
	3	SPIC Petrochemicals Limited
	4	Indo-Jordan Chemicals Company Limited,Jordan
	5	SPIC Fertilizers and Chemicals Limited, Mauritius
	6	SPIC Fertilizers and Chemicals, FZE, Dubai
	7	SPEL Semiconductor Limited
	8	SPEL America Inc., USA
Associates	1	Tuticorin Alkali Chemicals & Fertilisers Limited
	2	Manali Petrochemical Limited
	3	Gold Nest Trading Company Limited
	4	EDAC Engineering Limited
Joint Ventures	1	Tamilnadu Petroproducts Limited
	2	Technip India Limited (Terminated during the year)
	3	National Aromatics and Petrochemicals Corporation Limited.
Key management personnel of the Company	1.	Dr. A C Muthiah
	2.	Thiru. Ashwin C Muthiah
Relatives of Key Management Personnel of the Company (with whom there were transactions during the year 2009-10)	1 .	Thirumathi Devaki Muthiah
Enterprise owned by / over which Key Management Personnel is able to exercise significant influence		-----

24 (ii) **The following transactions were carried out with the related parties:**

(Rupees in lac)

S.NO	PARTICULARS	RELATIONSHIP	As at 31 March 2010	As at 31 March 2009
A	**Balance outstanding as at 31.3.2010**			
(a)	**Receivables including Advances**			
	Ind-Ital Chemicals Limited	Subsidiary	-	6.01
	Indo Jordan Chemicals Company Limited	Subsidiary	**4855.08**	5087.80
	SPEL Semiconductor Limited	Subsidiary	**0.11**	0.20
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**1053.47**	1037.33
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	**1.93**	-
	SPIC Petrochemicals Limited	Subsidiary	**318.91**	318.91
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**1083.25**	873.95
	EDAC Engineering Limited	Associate	**0.33**	124.90
	Manali Petrochemical Limited	Associate	**0.10**	3.44
	Tamilnadu Petroproducts Limited	Joint Venture	**31.97**	32.82
	Technip India Limited	Joint Venture	-	242.12
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**1468.75**	1465.78
	Thirumathi Devaki Muthiah	Relatives of KMP	**3.75**	3.75
(b)	**Payables**			
	Indo Jordan Chemicals Company Limited	Subsidiary	**49.65**	5210.51
	SPEL Semiconductor Limited	Subsidiary	**1.81**	1.07
	Orchard Microsystems Limited	Subsidiary	**70.00**	70.00
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	**0.82**	0.82
	SPIC Petrochemicals Limited	Subsidiary	**3.32**	3.32
	Manali Petrochemical Limited	Associate	**0.47**	8.68
	EDAC Engineering Limited	Associate	**52.32**	-
	Tamilnadu Petroproducts Limited	Joint Venture	**0.27**	7.66
	Dr.A.C.Muthiah	Key Management Personnel	**15.00**	15.00
(c)	**Advance against equity**			
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**1038.37**	1038.37
B	**Transactions during the year**			
1	**Sale of goods**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**359.81**	-
	EDAC Engineering Limited	Associate	**7.44**	-
2	**Purchase/Loan of materials**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**156.72**	128.00
	Manali Petrochemical Limited	Associate	**8.40**	70.54
	Tamilnadu Petroproducts Limited	Joint Venture	**19.81**	52.65
3	**Reimbursement of Expenses (Receipts)**			
	Indo Jordan Chemicals Company Limited	Subsidiary	**11.00**	34.86
	SPEL Semiconductor Limited	Subsidiary	**(1.10)**	(1.01)
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**16.14**	99.74
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	**1.93**	-
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**14.58**	37.97
	Manali Petrochemical Limited	Associate	-	6.24
	EDAC Engineering Limited	Associate	**30.32**	69.21
	Tamilnadu Petroproducts Limited	Joint Venture	**24.36**	36.37
	Technip India Limited	Joint Venture	-	0.51
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**2.98**	2.42
4	**Income from services rendered**			
	Indo Jordan Chemicals Company Limited	Subsidiary	**36.52**	3.07
	SPEL Semiconductor Limited	Subsidiary	**0.18**	0.21
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**0.30**	13.19
	Manali Petrochemical Limited	Associate	**0.31**	41.30
	EDAC Engineering Limited	Associate	**32.97**	90.70
	Tamilnadu Petroproducts Limited	Joint Venture	**35.97**	32.19
	Technip India Limited	Joint Venture	**1.23**	17.98

Related parties transactions (contd.) (Rupees in lac)

S.NO	PARTICULARS	RELATIONSHIP	As at 31 March 2010	As at 31 March 2009
5	**Services/Consultancy charges**			
	SPEL Semiconductor Limited	Subsidiary	**0.08**	0.08
	Manali Petrochemical Limited	Associate	**0.08**	0.04
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**264.72**	-
	EDAC Engineering Limited	Associate	**376.43**	-
	Tamilnadu Petroproducts Limited	Joint Venture	**-**	0.11
	Technip India Limited	Joint Venture	**-**	6.74
6	**Advances given**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**20.00**	112.40
7	**Purchase of Fixed Assets**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**-**	10.00
8	**Sale of Fixed Assets**			
	EDAC Engineering Limited	Associate	**121.62**	-
9	**Sale of Investment**			
	Ind-Ital Chemicals Limited	Subsidiary	**345.89**	-
	Technip India Limited	Joint Venture	**145.00**	-
10	**Income from Rentals**			
	EDAC Engineering Limited	Associate	**57.21**	39.90
	Tamilnadu Petroproducts Limited	Joint Venture	**1.77**	1.80
	Technip India Limited	Joint Venture	**67.88**	206.50
11	**Dividend Income**			
	Manali Petrochemical Limited	Associate	**164.67**	329.33
	Technip India Limited	Joint Venture	**716.75**	548.74
12	**Bad debts written off**			
	Technip India Limited	Joint Venture	**224.11**	-
13	**Provision for Interest (written back)**			
	Indo Jordan Chemicals Company Limited	Subsidiary	**(2871.46)**	-
14	**Provision for doubtful Debts (written back)**			
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**-**	(240.17)
15	**Provision for diminution in value of investments**			
	SPIC Petrochemicals Limited	Subsidiary	**30609.63**	25380.00
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	**-**	13840.22
	SPEL Semiconductor Limited	Subsidiary	**-**	5209.47
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**-**	454.24
16	**Provision for doubtful advances**			
	SPIC Petrochemicals Limited	Subsidiary	**-**	318.91
	SPIC Fertilizers and Chemicals FZE, Dubai	Subsidiary	**16.14**	92.90
	SPIC Fertilizers and Chemicals Limited, Mauritius	Subsidiary	**1.93**	-
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**1047.79**	-
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**7.02**	-
17	**Managerial Remuneration**			
	Dr.A.C.Muthiah	Key Management Personnel	**53.51**	53.06
18	**Rent Paid**			
	Thirumathi Devaki Muthiah	Relatives of KMP	**6.00**	6.00
19	**Sitting Fees**			
	Thiru Ashwin C Muthiah	Key Management Personnel	**0.70**	0.50

25. **Earning per share:**

	Year ended 31 March 2010	Year ended 31 March 2009
Face Value per share (in Rupees)	**10**	10
Profit/(Loss) for the year after preference dividend (Rupees in lac)	**(12632.94)**	(70897.79)
Basic		
Weighted Average Number of shares outstanding	**108057489**	107948196
Earnings/(Loss) per share (in Rupees)	**(11.69)**	(65.68)
Diluted		
Weighted Average Number of shares outstanding	**129276590**	107948196
Earnings/(Loss) per share (in Rupees)	**(9.77)**	(65.68)

26. **Joint Venture Disclosures:**

I. Jointly controlled entities:

Sl. No.	Name	Country of Incorporation	Percentage of ownership interest
1)	Tamilnadu Petroproducts Limited	India	16.93
2)	Technip India Limited (Terminated during the year)	India	50.00
3)	National Aromatics and Petrochemicals Corporation Limited	India	50.00

II. **Interest in the assets, liabilities, income and expenses with respect to Jointly controlled entities for the Year 1 April 2009 to 31 March 2010:**

(A) Assets:

(Rupees. in lac)

		2009-10	2008-09
1)	Fixed assets (Net block)	**6713.28**	6672.49
	Fixed assets held for transfer	**359.58**	362.15
	Capital work in progress / advances	**737.91**	1041.80
	Pre-operating expenses pending allocation	**2155.75**	2081.69
	Investments	**1007.42**	965.57
2)	Current Assets, Loans and advances		
	Inventories	**1533.55**	1243.22
	Sundry debtors	**1125.07**	4300.74
	Cash and bank balances	**1261.89**	3133.08
	Loans and advances	**1320.24**	3296.96
	Miscellaneous expenditure (to the extent not written off / adjusted)	**12.14**	12.14

(B) Liabilities:

		2009-10	2008-09
			(Rupees. in lac)
i)	Loan Funds:		
	Secured Loans	**2676.67**	2193.28
	Unsecured Loans	**396.95**	367.92
ii)	Current Liabilities and Provisions		
	Liabilities	**3637.72**	7658.41
	Provisions	**138.36**	47.47
	Deferred tax liability (net)	**1243.19**	1238.95
(C)	**Income:**		
i)	Sales and Services (Gross)	**24208.55**	27177.11
ii)	Other Income	**219.90**	677.51
(D)	**Expenditure:**		
i)	Purchase of finished goods	**447.12**	--
ii)	Manufacturing and other expenses	**19834.58**	22642.35
iii)	Interest and finance charges	**270.60**	205.41
iv)	Depreciation	**714.32**	668.71
v)	Provision for taxation - Current Tax	**706.36**	749.34
	- Fringe Benefit Tax	--	22.84
	- Deferred Tax	**14.97**	(13.74)
(E)	**Others :**		
i)	Bills and cheques discounted	--	79.58
ii)	Letter of Credit	--	184.39
iii)	Capital Commitments	**70.50**	64.21
iv)	Guarantees	--	648.86
v)	Disputed Tax	**515.96**	626.35

27 (a) Previous year figures have been regrouped / recast, wherever necessary, to conform to the classification of the current year.

(b) Previous year figures are given in brackets.

28 BALANCE SHEET ABSTRACT AND COMPANY'S GENERAL BUSINESS PROFILE

I. Registration Details	Registration No	0 5 7 7 8 State Code 1 8
	Balance Sheet Date	31 03 2010
II. Capital raised during the year	Public Issue	NIL
(Amount in Rupees Thousand)	Rights Issue	NIL
	Bonus Issue	NIL
	Private Placement	6 1 4 1 9 7
III. Position of mobilisation and Deployment of funds	Total Liabilities	3 4 0 3 0 7 7 7
(Amount in Rupees Thousand)	Total Assets	3 4 0 3 0 7 7 7
Sources of Funds	Paid-up Capital	1 8 1 8 6 7 9
	Reserves and Surplus	2 5 6 2 8 9 0
	Secured Loans	1 6 7 7 6 8 3 5
	Unsecured Loans	4 9 4 2 6 1 8
Application of Funds	Net Fixed Assets	1 0 7 7 1 6 2 6
	Investments	2 3 8 5 4 4 2
	Net Current Assets	(-) 2 7 9 2 9 2 9
	Miscellaneous Expenditure	- - - - - - - -
	Accumulated Losses	1 5 7 3 6 8 8 3
IV. Performance of Company	Turnover	5 2 2 8 2 9 9
(Amount in Rupees Thousand)	Total Expenditure	6 4 7 3 9 5 6
	Profit/(Loss) Before Tax	1 2 4 5 6 5 7 (+ / - : ✓ -)
	Profit/(Loss) After Tax	1 2 4 5 6 5 7 (+ / - : ✓ -)
	Earnings per share in Rupees	1 1 . 6 9 (+ / - : ✓ -)
	Dividend Rate %	NIL
V. Generic names of three Principal Products/Services (As per monetary terms)	Item Code No.	3 1 0 2 1 0
	Product Description	UREA
	Item Code No.	3 1 0 5 3 0
	Product Description	DI-AMMONIUM PHOSPHATE
	Item Code No.	2 9 4 1 1 0
	Product Description	PENICILLIN-G

Dr A C MUTHIAH *Chairman*	**ASHWIN C MUTHIAH** *Vice Chairman*	**B.ELANGOVAN** *Director*
M JAYASANKAR *Director*	**B NARENDRAN** *Director*	**Dr.(Tmt) S REVATHI** *Director*
T K ARUN *Director*	**N RAMAKRISHNAN** *Secretary*	

Place: Chennai
Date: 6 August 2010.

STATEMENT REGARDING SUBSIDIARY COMPANIES PURSUANT TO SECTION 212 OF THE COMPANIES ACT, 1956

a. Name of Subsidiary Company	Indo-Jordan Chemicals Company Limited.	Orchard Microsystems Limited	SPEL Semiconductor Limited	SPEL America Inc., (Subsidiary of SPEL Semiconductor Limited)
b. Financial year of the Subsidiary Company ended on	31 December 2009	31 March 2010	31 March 2010	31 March 2010
c. Holding Company's Interest:				
(i) No. of Equity Shares	23163000	3262100	25811207	10
Face Value	One Jordanian Dinar	Rs.10	Rs. 10	USD 10
Paid up Value	JD 23163000	Rs.32621000	Rs. 258112070	USD 100
(ii) Extent of Holding	52.17 per cent	100 per cent	55.97 percent	55.97 percent
d. Net aggregate amount of Subsidiary's profits/(losses) not dealt with in the Holding Company's accounts:				
(i) for Subsidiary's financial year	(JD 11231074)	Rs. (131897)	Rs.34187898	(USD 1246)
(ii) for its previous financial years	JD 15306962	Rs. (16931698)	Rs. 89074609	USD 628
e. Net aggregate amount of Subsidiary's profits/(losses) dealt with in the Holding Company's accounts:				
(i) for Subsidiary's financial year	NIL	NIL	NIL	NIL
(ii) for its previous financial year	JD 9728460	NIL	NIL	NIL
f. Changes in the interest of the Holding Company between the end of the Subsidiary's financial year ended 31 December 2009 and 31 March 2010				
(i) Holding Company's interest as on 31 March 2010	NIL	NIL	NIL	NIL
Number of Equity Shares				
Face Value				
Paid up value				
(ii) Extent of Shareholding				
g. Material changes between the end of the Subsidiary's financial year ended 31 December 2009 and 31 March 2010 in respect of:				
(i) Subsidiary's Fixed Assets	NIL	NIL	NIL	NIL
(ii) Subsidiary's Investments	NIL	NIL	NIL	NIL
(iii) Monies lent by Subsidiary	NIL	NIL	NIL	NIL
(iv) Monies borrowed by the Subsidiary, other than for meeting current liabilities	NIL	NIL	NIL	NIL

1. SPIC Petrochemicals Limited (SPC) is under liquidation as per Order dated 17 April, 2010 passed by the Hon'ble Highcourt of Madras. Hence the details of SPC are not given in the above statement.
2. SPIC Fertilizers and Chemicals Limited, Mauritius (SFCL) (a wholly owned subsidiary of the Company), holds 1 equity share of One Million Arab Emirate Dinar each in SPIC Fertilizers and Chemicals FZE, Dubai (SFC, FZE). Hence the combined share of the Company and its Subsidiary in SFC FZE Dubai is 83.54%. Due to inaccessibility to the records consequent to re-possession of certain assests of the company by Jebel Ali Free Zone Authorities (JAFZA), Dubai the details of SFC, FZE Dubai and SFCL Mauritius are not given in the above statement.

Dr A C MUTHIAH
Chairman

ASHWIN C MUTHIAH
Vice Chairman

B.ELANGOVAN
Director

M JAYASANKAR
Director

B NARENDRAN
Director

Dr.(Tmt) S REVATHI
Director

Place: Chennai
Date: 06 August 2010.

T K ARUN
Director

N RAMAKRISHNAN
Secretary

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, ITS SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

1. We have audited the attached Consolidated Balance Sheet of SOUTHERN PETROCHEMICAL INDUSTRIES CORPORATION LIMITED ("the Company"), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute "the Group") as at 31 March 2010, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement of the Group for the year ended on that date, both annexed thereto. The Consolidated Financial Statements include investments in associates accounted on the equity method in accordance with Accounting Standard 23 (Accounting for Investments in Associates in Consolidated Financial Statements) and the jointly controlled entities accounted in accordance with Accounting Standard 27 (Financial Reporting of Interests in Joint Ventures) as notified under the Companies (Accounting Standards) Rules, 2006. These financial statements are the responsibility of the Company's Management and have been prepared on the basis of separate financial statements and other information regarding components. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. The Company has incurred a net loss of Rs.12456.57 lac during the year ended 31 March 2010 and, as of that date, the Company's current liabilities exceeded its current assets by Rs.27929.29 lac and its total liabilities exceeded its total assets by Rs.113553.14 lac. The ability of the company to continue as a going concern is dependent on the successful implementation of the rework package approved by ARCIL and other financial institutions through CDR mechanism as referred to in Note C-3(b) of Schedule 22 and recommencement of operations of its nitrogenous fertilizer plants. However, the financial statements have been prepared on a going concern basis based on matters as set forth in Note C-4 of Schedule 22.

4. (a) We did not audit the financial statements of the three associates whose financial statements include the company's share of profit of Rs.1259.35 lac and six subsidiaries and three joint ventures whose financial statements reflect total assets of Rs. 550122.98 lac as at 31 March 2010 (except in respect of two subsidiaries whose assets as at 31 March 2009 have been considered in the absence of financial statements for the year ended 31 March 2010-Refer Note Nos A-1(a) and (b) of Schedule 22), total revenues of Rs. 69730.55 lac and net cash outflows amounting to Rs. 7578.87 lac for the year ended on that date as considered in the Consolidated Financial Statements.

   These financial statements *except those relating to two subsidiaries (referred to in Note Nos A-1(a) and (b) of Schedule 22) and a joint venture* have been audited by other auditors whose reports have been furnished to us, and our opinion in so far as it relates to the amounts included in respect of these subsidiaries, joint ventures and associates is based solely on the reports of other auditors.

   (b) *In respect of one Joint Venture, Technip India Limited, the financial statement for the year 1 April 2009 to 31 March 2010 have not been audited and we have relied upon the unaudited financial statements as given by the management. (Refer Note A-5 of Schedule 22)*

5. We report that the Consolidated Financial Statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21 (Consolidated Financial Statements), Accounting Standard 23 (Accounting for Investment in Associates in Consolidated Financial Statements) and Accounting Standard 27 (Financial Reporting of Interests in Joint Ventures) as notified under the Companies (Accounting Standard) Rules 2006 *except that the financial statements of two subsidiaries for the year ended 31 March 2010 were not available for consolidation (vide Note Nos. A-1(a) and (b) of Schedule 22).*

6. *Attention is invited to the following:*

   a. *Note Nos A-1(a) and (b) of Schedule 22 regarding non consolidation of results of two subsidiaries for the year ended 31 March 2010 in the absence of their financial statements for the said period. We are unable to express our opinion on the adjusments that would be required to be made in the consolidated financial statements, had the audited financial statements of those subsidiaries for the year ended 31 March 2010 were available.*

   b. *In respect of the Joint Venture Tamilnadu Petroproducts Limited*

      i) *As stated in Note C-15 of Schedule 22 regarding investments by Tamilnadu Petroproducts Limited (TPL) (a Joint Venture of SPIC), in SPIC Electric Power Corporation Private Limited and advance against equity held by TPL in the said company, no provision has been considered necessary by the management in respect of the net assets included in the accounts of TPL, reflecting the value of investment of Rs. 2764.50 lac (proportionate share included in consolidated financials Rs. 468.03 lac) and advance against equity of Rs.33.91 lac. In view of the considerable delay in the implementation of the*

project, we are unable to express an opinion on the provision, if any, required in respect of the said net assets reflecting the value of the above referred investments and advance against equity.

ii) *As stated in Note C-15 of Schedule 22, assets held by TPL amounting to Rs. 2123.63 lac (proportionate share included in consolidated financials Rs. 359.58 lac) are expected to be transferred to the proposed overseas project at not less than cost. We are unable to express an opinion on the realizable value of these assets.*

7. Based on our audit and on consideration of the separate audit reports on the individual financial statements of the Company, its aforesaid subsidiaries, joint ventures and associates, and to the best of our information and according to the explanations given to us, *subject to our comments in paragraphs 4(b), 6(a) and 6(b) above, the effect of which we are unable to determine,* in our opinion, the Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   i) in the case of the Consolidated Balance Sheet of the state of affairs of the Group as at 31 March, 2010;

   ii) in the case of the Consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date; and

   iii) in the case of the Consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For FRASER & ROSS
Chartered Accountants
(Registration No.000829S)

M K ANANTHANARAYANAN
Partner
Membership No.19521

Place: Chennai
Date: 6 August 2010

CONSOLIDATED BALANCE SHEET AS AT 31 MARCH 2010

(Rupees in lac)

	SCHEDULE		As at 31 March 2010		As at 31 March 2009
SOURCES OF FUNDS					
Shareholders' funds:					
Share capital	1	**18186.79**		12044.82	
Share capital advance	2	**1615.04**		1616.81	
Reserves and surplus	3	**38489.25**		38820.33	
			58291.08		52481.96
Minority interest			**24072.78**		31189.15
Loan funds:					
Secured	4	**496143.15**		549025.09	
Unsecured	5	**55293.28**		58280.11	
			551436.43		607305.20
Deferred tax liability (Net) (Note C-14(b))	6		**2320.48**		2107.59
TOTAL			**636120.77**		693083.90
APPLICATION OF FUNDS					
Fixed assets:	7				
Gross block			**387510.53**		397168.16
Less:Depreciation			**228664.01**		216196.23
Net block			**158846.52**		180971.93
Capital work-in-progress / advances			**143129.63**		151610.36
			301976.15		332582.29
Fixed Assets held for transfer			**359.58**		362.15
Pre-operative expenditure pending allocation	8		**334490.50**		334415.67
Investments	9		**9454.97**		11048.36
Current assets, loans and advances:					
Interest accrued on Investments		**6.35**		6.56	
Inventories	10	**22641.44**		38624.95	
Sundry debtors	11	**8739.90**		14959.55	
Cash and bank balances	12	**23435.73**		41500.12	
Loans and advances	13	**10707.02**		9333.77	
		65530.44		104424.95	
Less: Current liabilities and provisions	14				
Liabilities		**159750.60**		190183.28	
Provisions		**779.54**		1620.63	
		160530.14		191803.91	
Net current assets			**(94999.70)**		(87378.96)
Miscellaneous expenditure (Note C-11(a)) (to the extent not written off or adjusted)	15		**316.84**		316.84
Profit and loss account			**84522.43**		101737.55
TOTAL			**636120.77**		693083.90
Notes on accounts	22				

Schedule 1 to 15 and 22 form an integral part of this Balance Sheet

For and on behalf of the Board

In terms of our report attached

For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place: Chennai
Date: 06 August 2010.

Dr A C MUTHIAH *Chairman*

ASHWIN C MUTHIAH *Vice Chairman*

B.ELANGOVAN *Director*

M JAYASANKAR *Director*

B NARENDRAN *Director*

Dr.(Tmt) S REVATHI *Director*

T K ARUN *Director*

N RAMAKRISHNAN *Secretary*

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31 MARCH 2010 (Rupees in lac)

	SCHEDULE		Year ended 31 March 2010		Year ended 31 March 2009
INCOME					
Sales and services		113014.83		186524.43	
Less: Excise Duty		1577.76		3354.54	
Net Sales and services	16		111437.07		183169.89
Other income	17		11015.68		6065.29
TOTAL INCOME			122452.75		189235.18
EXPENDITURE					
Purchase of finished goods	18		2046.95		899.30
Manufacturing and other expenses	19		122800.75		181274.83
Interest and financial charges (net)	20		2346.04		13283.75
Depreciation		15423.42		13615.01	
Less: Credit for amount withdrawn from revaluation reserve [Refer Note C-5(b)]		5.27		5.48	
			15418.15		13609.53
TOTAL EXPENDITURE			142611.89		209067.41
LOSS BEFORE EXCEPTIONAL ITEM AND TAXATION			(20159.14)		(19832.23)
Less : Exceptional items					
Provision for Diminution in value of Investments			6.56		42.33
Loss on sale of assets			1315.48		-
Effect of disposal of Subsidiary/Joint Venture			(4689.25)		-
Excess liability for interest on loans written back [Refer Note C-3 (c)]			(17065.40)		-
Provision for claims no longer required written back			(2871.92)		-
Goodwill on consolidation written off			-		12050.92
PROFIT/(LOSS) BEFORE TAXATION AND AFTER EXCEPTIONAL ITEMS			3145.39		(31925.48)
Provision for taxation - Current	21		817.01		750.61
- Fringe Benefit Tax			-		84.89
- Deffered			223.62		314.41
PROFIT/(LOSS) AFTER TAXATION			2104.76		(33075.39)
Share of Profit of Associates (Net)			1259.35		515.10
Profit/(Loss) before minority interest			3364.11		(32560.29)
Profit /(Loss) applicable to minority interest			(6853.42)		1500.96
Net Profit/(Loss) for the year			10217.53		(34061.25)
Loss brought forward			(101737.55)		(68489.83)
Less: Adjustments relating to earlier years			8350.97		-
			(83169.05)		(102551.08)
APPROPRIATIONS					
Transfer to Specific Reserve by a Subsidiary			-		(28.20)
Dividend and tax on dividends paid by Joint Ventures			(89.12)		(642.01)
Adjustments arising on Consolidation			(1264.26)		1483.74
Balance carried to balance sheet			(84522.43)		(101737.55)
Basic earnings per share of Rs.10 each			9.29		(31.72)
Diluted earnings per share of Rs.10 each			7.77		(31.72)
Notes on accounts	22				

Schedule 16 to 22 form an integral part of this Profit and Loss Account

For and on behalf of the Board

In terms of our report attached
For FRASER & ROSS
Chartered Accountants
M K ANANTHANARAYANAN
Partner
Place: Chennai
Date: 06 August 2010.

Dr A C MUTHIAH *Chairman*

ASHWIN C MUTHIAH *Vice Chairman*

B.ELANGOVAN *Director*

M JAYASANKAR *Director*

B NARENDRAN *Director*

Dr.(Tmt) S REVATHI *Director*

T K ARUN *Director*

N RAMAKRISHNAN *Secretary*

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2010

(Rupees in lac)

PARTICULARS		Year ended 31 March 2010		Year ended 31 March 2009
A. CASH FLOW FROM OPERATING ACTIVITIES:				
Net Loss for the year before exceptional item and tax		**(20159.14)**		(19832.23)
Add: Exceptional Item				
Provision for dimunition in the value of Investments		**(6.56)**		(42.33)
Goodwill on consolidation written off		-		(12050.92)
Loss on sale of fixed assets		**(1315.48)**		-
Effects of disposal of Subsidiary/Joint Venture		**4689.25**		-
Excess liability for interest on loans written back		**17065.40**		-
Provision for claims no longer required written back		**2871.92**		-
Profit/(Loss) for the year before tax and after exceptional item		**3145.39**		(31925.48)
Adjustment for :				
Depreciation	**15418.14**		13609.55	
(Profit)/Loss on sale of assets	**1975.84**		533.86	
(Profit)/Loss on sale of investments	**(4776.72)**		(143.69)	
Dimunition in the value of investments	**6.56**		(110.94)	
Assets written off	-		434.97	
Miscellaneous Expenditure written off	-		139.97	
Unrealised Exchange gain/loss	**(3825.69)**		7199.91	
Bad debts written off	**253.46**		-	
Excess liability for interest on loans written back	**(17065.40)**		-	
Provision for Doubtful debts and advances	**1033.79**		(93.88)	
Interest and financial charges	**2759.48**		13859.74	
Provision written back	**(3123.22)**		-	
Amotisation of Employee Compensation	-		(70.18)	
Income from investments	**(894.30)**		(879.80)	
Forward Premium Gain	-		(3.28)	
Provision for claims no longer required written back	**(2871.92)**		-	
Goodwill on consolidation written off	-		12050.92	
Provision for non moving Inventories	**82.45**		853.22	
Lease Rental Income	**(6.30)**		(7.31)	
Interest income	**(1255.02)**		(2686.35)	
		(12288.86)		44686.71
Operating profit before working capital changes		**(9143.47)**		12761.23
Adjustments for :				
(Increase)/Decrease in sundry debtors	**(6164.47)**		7302.23	
(Increase)/Decrease in inventories	**15776.22**		(12153.29)	
(Increase)/Decrease in loans and advances	**7722.86**		(1662.72)	
Increase/(Decrease) in current liabilities and provisions	**(9462.55)**		20561.98	
		7872.06		14048.20
Cash (used in)/generated from operations		**(1271.41)**		26809.43
Direct taxes		**(1219.95)**		(1671.84)
Foreign Exchange Gain		-		108.47
NET CASH (USED IN)/FROM OPERATING ACTIVITIES		**(2491.36)**		25246.06

CONSOLIDATED CASH FLOW STATEMENT (contd.)

(Rupees in lac)

PARTICULARS		Year ended 31 March 2010		Year ended 31 March 2009
B. CASH FLOW FROM INVESTING ACTIVITIES :				
Additions to fixed assets, including capital work-in-progress/ advances and adjustments for exchange fluctuation	**(4315.75)**		(20762.39)	
Proceeds from sale of fixed assets	**8028.07**		934.91	
Payments on account of investments and advances to be adjusted against equity	**-**		1.86	
Income from investments	**894.30**		879.80	
Proceeds from sale of investments	**10872.81**		1897.44	
Proceeds from Issue of Share Capital to minority shareholders by a Joint Venture	**23.78**		-	
Share of Profits of Associates in Joint Venture	**(41.85)**		(20.17)	
Lease Rental Income	**6.31**		7.31	
Interest income	**1255.02**		2610.50	
		16722 .69		(14450.74)
NET CASH FROM/(USED IN) INVESTING ACTIVITIES		**16722 .69**		(14450.74)
C. CASH FLOW FROM FINANCING ACTIVITIES :				
Proceeds from issue of Preference share capital	**5000.00**		-	
Proceeds from borrowings	**1830.60**		4120.90	
Repayment of borrowings	**(38361.96)**		104.74	
Deposits paid	**(3.65)**		(11.38)	
Translation Difference arising on consolidation	**153.95**		3916.91	
Dividend and Dividend tax paid	**(832.26)**		(657.55)	
Prepayment premium paid	**-**		(4.26)	
Paid to Investor Education and Protection Fund	**(4.49)**		-	
Interest and financial charges paid	**(959.44)**		(2022.89)	
		(33177.25)		5446.47
NET CASH (USED IN)/FROM FINANCING ACTIVITIES		**(33177.25)**		5446.47
NET CASH FLOWS DURING THE YEAR (A+B+C)		**(18945.92)**		16241.79
Cash and cash equivalents (opening balance)		**41500.12**		25258.33
Cash balance regrouped from secured loans		**2546.70**		-
Cash and Bank Balances on disposal of a Subsidiary and a Joint Venture		**(1665.17)**		-
Cash and cash equivalents (closing balance)		**23435.73**		41500.12

For and on behalf of the Board

In terms of our report attached
For FRASER & ROSS
Chartered Accountants

M K ANANTHANARAYANAN
Partner

Place: Chennai
Date: 06 August 2010.

Dr A C MUTHIAH
Chairman

ASHWIN C MUTHIAH
Vice Chairman

B.ELANGOVAN
Director

M JAYASANKAR
Director

B NARENDRAN
Director

Dr.(Tmt) S REVATHI
Director

T K ARUN
Director

N RAMAKRISHNAN
Secretary

SCHEDULE 1 (Rupees in lac)

SHARE CAPITAL		As at 31 March 2010		As at 31 March 2009
AUTHORISED CAPITAL				
19,10,00,000 (19,10,00,000)Equity shares of Rs.10 each	**19100.00**		19100.00	
55,00,000 (1,09,00,000) Redeemable Cumulative Preference Shares of Rs.100 each	**5500.00**		10900.00	
300,00,000 (Nil) Fully and Compulsorily Convertible Preference Shares of Rs.18 each	**5400.00**		-	
		30000.00		30000.00
Issued, subscribed and paid up:				
13,11,73,538 (10,79,48,196) Equity Shares of Rs.10 each		**13117.35**		10794.82
3,00,000 (3,00,000) 14.50% Redeemable Cumulative Non-Convertible Preference Shares of Rs.100 each		**300.00**		300.00
8,50,000 (8,50,000) 11.50% Redeemable Cumulative Non-Convertible Preference Shares of Rs.100 each		**850.00**		850.00
1,00,000 (1,00,000) 10.00% Redeemable Cumulative Non-Convertible Preference Shares of Rs.100 each		**100.00**		100.00
2,77,77,777 (Nil) Fully Compulsorily Convertible preference shares of Rs 18 each	**5000.00**		-	
Less:65,58,676 of FCCPs Converted into Equity shares during the year	**1180.56**		-	
2,12,19,101 (Nil) Fully and Compulsorily Convertible Preference Shares of Rs.18 each		**3819.44**		-
		18186.79		12044.82

Notes:

1. **Equity shares includes:**

(a) 1,70,00,000 Equity Shares allotted as fully paid up bonus shares, by capitalisation of Rs.1700 lac, from General Reserve.

(b) Pursuant to the approval of the Board at its meeting held on 25 January 2010 and the shareholders at the EGM held on 22 February 2010, Asset Reconstruction Company (India) Ltd. (ARCIL) has been allotted 1,66,66,666 equity shares of Rs. 10 each fully paid up, at an issue price of Rs. 18 per share inclusive of a premium of Rs. 8 per share in accordance with SEBI ICDR Regulations, 2009, at the meeting of the Board of Directors held on 30 March 2010 by conversion of secured debt of a sum of Rs. 3000 lac into equity. Also refer Note No.C 3(b) of Schedule 22.

(c) At the meeting of the Board of Directors held on 31 March 2010, 65,58,676 FCCP were converted into Equity shares of the face value of Rs.10 each fully paid up at a premium of Rs.8 per share.

2. **Preference shares:**

(a) 14.50 % Redeemable cumulative non-convertible preference shares of Rs. 300 lac issued on private placement basis redeemable at par after the expiry of 60 months from the date(s) of allotment, have fallen due for redemption during the year 2001-02.

(b) 11.50% Redeemable cumulative non-convertible preference shares of Rs.850 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2002-03.

(c) 10.00% Redeemable cumulative non-convertible preference shares of Rs.100 lac issued on private placement basis, redeemable at par after the expiry of 36 months from the date(s) of allotment, have fallen due for redemption during the year 2003-04.

(d) Pursuant to the approval of the Board at its meeting held on 25 January 2010 and the shareholders at the EGM held on 22 February 2010, M/s FICON Holdings Ltd, Mauritius (FICON) a promoter group entity remitted Rs. 5000 lac and was allotted 2,77,77,777 Fully and Compulsorily Convertible Preference shares (FCCP) of Rs. 18 each with each FCCP share compulsorily and mandatorily convertible in multiple tranche to one equity share of Rs. 10 each, fully paid up at an issue price of Rs.18 which is inclusive of a premium of Rs.8 per share , in accordance with the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009 ("SEBI ICDR Regulations"). The above said receipt of Rs. 5000 lac has been since utilized towards settling the dues for payment to Indian Oil Corporation Limited (IOCL) in accordance with the supply agreement dated 24 April 2010 entered into with IOCL and this utilization is in accordance with the objective for which the preferential allotment was made.

SCHEDULE 2

(Rupees in lac)

SHARE CAPITAL ADVANCE	As at 31 March 2010	As at 31 March 2009
Share Capital Advance	**0.08**	0.08
Proportionate share in Joint Ventures	**1614.96**	1616.73
Grand Total	**1615.04**	1616.81

SCHEDULE 3

(Rupees in lac)

RESERVES & SURPLUS

	As at 31 March 2009	Additions	Deductions	As at 31 March 2010
Securities Premium Account	13358.80	**1858.03**	-	**15216.83**
(Refer Note 1 (b), 1(c) and 2 (d) of schedule 1)				
Capital Reserve	100.97	-	-	**100.97**
Statutory Reserve	1788.67		-	**1788.67**
Capital Redemption Reserve	6500.00	-	-	**6500.00**
Debenture Redemption Reserve	3800.00	-	-	**3800.00**
Revaluation Reserve	1313.81	-	**171.83**	**1141.98**
Foreign Currency Translation Reserve	10610.57	-	**1807.68**	**8802.89**
Proportionate share in Joint Ventures				
- Securities Premium Account	780.85	-	-	**780.85**
- Capital Reserve	7.15	-	-	**7.15**
- Revaluation Reserve	353.32	-	**3.41**	**349.91**
- Export Project Reserve	179.00	-	**179.00**	-
- Foreign Project Reserve	27.19	-	**27.19**	-
Total Reserves	38820.33	**1858.03**	**2189.11**	**38489.25**

SCHEDULE 4

SECURED LOANS

(Rupees in lac)

	As at 31 March 2010	As at 31 March 2009
I. Privately placed non-convertible debentures:*		
(i) Series VII (including Funded interest term loan)	**6031.32**	6592.65
(ii) Series XIII (including Funded interest term loan)	**12277.06**	12277.06
Interest accrued and due	**1259.38**	7965.54
II. Loans		
(a) From Banks		
(i) Term Loans	**92962.91**	107793.83
(ii) Working capital loans and Cash Credit facilities	**6651.29**	15109.06
(b) From Financial Institutions		
Term Loans	**249904.41**	258252.56
(c) Long term loans & advances from others **	**131518.40**	138841.11
	500604.77	546831.81
Less: Payments made to ARCIL yet to be appropriated	**7138.29**	-
Total	**493466.48**	546831.81
Proportionate share in Joint Ventures	**2676.67**	2193.28
Grand Total	**496143.15**	549025.09

* Includes debentures assigned to Asset Reconstruction Company (India) Limited (ARCIL) Rs.15567.00 lac (Previous year Rs.16998.23 lac)

** Represent borrowings from certain banks and financial institutions which have been assigned to ARCIL by them.

Notes:

1. The secured loans as above are secured/to be secured by a *pari passu* charge, by way of joint equitable mortgage, on immovable and movable properties of the Parent Company, both present and future, hypothecation of inventories and all present and future book debts of the Parent Company including Government subsidies, pledge of Parent Company's investments in equity of other companies identified for divestment, personal guarantee of two director(s) of the Parent Company and by pledge of shareholding of the private promoters in the Parent Company.

2. As per the rework package of CDR dated 13 March 2010 (read with Term Sheet of ARCIL dated 28 March 2010) as refered in note C 3(b) of Schedule 22, the repayment schedule is for the total secured loans and the debentures do not have a separate redemption Schedule.

   The amount repayable within one year, as per the rework package of CDR dated 13 March 2010 (read with Term Sheet of ARCIL dated 28 March 2010) is Rs. 62978 lac.

3. As per the rework package dated 13 March 2010 (read with Term Sheet of ARCIL dated 28 March 2010), all the repayments including to those lenders who have not assigned their debts to ARCIL are made through ARCIL, who distributes them to the respective lenders. During the year 2009-10 the company has paid to ARCIL Rs 35999.47 lac out of which, based on the information available, Rs 28861.18 lac has been distributed to the lenders by ARCIL. Accordingly the balance dues against various categories of lenders disclosed above are net of the amounts paid to them. The balance amount of Rs. 7138.29 lac whose distribution details are not available is shown as deduction from the outstanding dues to lenders.

4. Loans from Financial Institutions and Banks includes Rs.323440.27 lac which are secured / to be secured by *pari passu* first charge of all the immovable and movable properties of SPIC Petrochemicals Ltd., both present and future (subject to prior charges to be created on specified movables in favour of the bankers for meeting the working capital requirements).

5. Term loans from banks include Rs.1782.73 lac secured by first mortgage on SPEL Semiconductor Limited's fixed assets acquired out of Bank Finance. Equitable Mortgage relating to Factory Land and Building at 5 CMDA Industrial Estate, Maraimalai Nagar and first Charge on the existing Plant & Machinery and other Fixed Assets for Term Loan.

6. Working Capital loans from banks include Rs.475.15 lac secured by hypothecation by way of first charge on SPEL Semiconductor Limited's current assets of ICP unit of the company viz stock of raw materials, stock-in process, semi-finished and finished goods, stores and spares not relating to plant and machinery (consumables, stores and spares), bills receivables, book debts, deposits and all other movables excluding such movables as may be permitted by consortium of banks in their discretion from time to time, both present and future, wherever situated and further secured by the second charge on the immovable assets of the company both present and future. The charge on current assets of the company will rank *parri-passu* with the existing charges created and /or agreed to be created thereon in favour of consortium of banks.

7. Proportionate share in Secured loans of Joint Ventures are secured by movable and immovable properties and current assets of the respective Joint Venture companies.

SCHEDULE 5

UNSECURED LOANS	As at 31 March 2010	As at 31 March 2009
		(Rupees in lac)
(a) Floating Rate Notes	31105.97	32774.89
(b) From Financial Institutions		
- Others	5770.00	5770.00
(c) From banks	1362.75	1538.15
(d) From Other than banks	4107.41	4898.88
(e) Interest accrued and due	12550.20	12930.28
Total	54896.33	57912.20
Proportionate share in Joint Ventures	396.95	367.91
Grand Total	55293.28	58280.11

SCHEDULE 6

DEFERRED TAX LIABILITY (NET)	As at 31 March 2010	As at 31 March 2009
		(Rupees in lac)
Deferred Tax liability		
Depreciation	1077.29	868.65
Deferred Tax Assets	-	-
Net Deferred Tax Liability (in respect of subsidiaries)	1077.29	868.65
Proportionate share in Joint Ventures	1243.19	1238.94
Grand Total	2320.48	2107.59

SCHEDULE 7

FIXED ASSETS

(Rupees in lac)

Description	COST / VALUATION					DEPRECIATION					NET BOOK VALUE	
	As at 31 March 2009	Additions/ Adjustments	Deductions/ Adjustments	Adjustments $	As at 31 March 2010	As at 31 March 2009	For the year *	Deductions/ Adjustments	Adjustments $	As at 31 March 2010	As at 31 March 2010	As at 31 March 2009
Tangible Assets $												
Freehold land and development@	23521.54	-	**4514.46**	-	**19007.08**	-	-	-	-	-	**19007.08**	23521.54
Leasehold land	1201.41	-	-	-	**1201.41**	65.81	**14.59**	-	-	**80.40**	**1121.01**	1135.60
Buildings and Sanitary fittings#	52162.81	**215.94**	**5802.33**	-	**46576.42**	19110.95	**1047.30**	**964.88**	-	**19193.37**	**27383.05**	33051.86
Plant and Machinery	281166.71	**2380.69**	**1810.36**	-	**281737.04**	170265.00	**12774.03**	**780.99**	-	**182258.04**	**99479.00**	110901.71
Electrical fittings and water supply installations	7774.54	**0.84**	**181.23**	-	**7594.15**	5599.56	**285.80**	**110.97**	-	**5774.39**	**1819.76**	2174.98
Furniture, fixtures, office and other equipment	6075.34	**115.57**	**381.00**	-	**5809.91**	4537.76	**243.99**	**265.43**	-	**4516.32**	**1293.59**	1537.58
Roads	1915.54	-	**19.06**	-	**1896.48**	916.43	**76.72**	**8.05**	-	**985.10**	**911.38**	999.11
Railway sidings	582.26	-	-	-	**582.26**	185.50	**14.19**	-	-	**199.69**	**382.57**	396.76
Vehicles	1367.58	**57.38**	**61.54**	-	**1363.42**	787.28	**128.44**	**46.87**	-	**868.85**	**494.57**	580.30
Intangible Asset												
Technical Know-how	161.81	**361.85**	-	-	**523.66**	161.81	**120.62**	-	-	**282.43**	**241.23**	-
TOTAL	375929.54	**3132.27**	**12769.98**		**366291.83**	201630.10	**14705.68**	2177.19	-	**214158.59**	**152133.24**	174299.44
Capital work-in-progress / advances											**142391.73**	150568.55
Total (a)	375929.54	**3132.27**	**12769.98**	-	**366291.83**	201630.10	**14705.68**	2177.19	-	**214158.59**	**294524.97**	324867.99
Proportionate share in Joint Ventures												
Fixed Assets	21238.62	**1675.13**	**1695.05**	-	**21218.70**	14566.13	**718.14**	**778.85**	-	**14505.42**	**6713.28**	6672.49
Capital work-in-progress / advances											**737.90**	1041.81
Total (b)	21238.62	**1675.13**	**1695.05**	-	**21218.70**	14566.13	**718.14**	**778.85**	-	**14505.42**	**7451.18**	7714.30
Grand Total (a+b)	397168.16	**4807.40**	**14465.03**	-	**387510.53**	216196.23	**15423.82**	**2956.04**	-	**228664.01**	**301976.15**	
Previous year	378081.39	2602.55	(11437.21)	5047.01	397168.16	192262.30	13658.01	(5228.92)	5047.01	216196.23		332582.29

@ Includes certain lands which are yet to be transferred to the Company's name.

* Depreciation for the year includes Rs.Nil (Previous year Rs.42.48 lac) debited to Pre-operative expenditure pending allocation in respect of a subsidiary and Rs 0.41 lac (Previous year Rs.0.52 lac) debited to Expenditure Pending Allocation in respect of Joint Ventures.

\# Includes Rs. 976.63 lac (Previous year Rs. 794.14 lac) being cost of building on lease hold land.

$ Includes R & D Assets of Rs. 1691.93 lac (Previous year Rs.1708.21 lac) . Also refer Note C-5(a) in Schedule 22 regarding revaluation of certain assets done in earlier years.

Free hold Land, Building and Capital work-in-progress include amount held for sale aggregating to Rs. 9466.62 lac (Stated at lower of net book value and realisable value)

SCHEDULE 8

PRE-OPERATIVE EXPENDITURE PENDING ALLOCATION

(Rupees in lac)

	As at 31 March 2010	As at 31 March 2009
Salaries	**2090.19**	2090.19
Contribution to Provident and other Funds	**202.61**	202.61
Staff Welfare Expenses	**319.11**	319.11
Training and Seminar Expenses	**124.11**	124.11
Recruitment Expenses	**36.41**	36.41
Power	**352.90**	352.90
Freight	**77.26**	77.26
Storage and Handling	**144.97**	144.97
Rent	**134.62**	134.62
Rates and Taxes	**14.10**	14.10
Travel and Conveyance	**401.85**	401.85
Vehicle Hire charges	**332.96**	332.96
Communication Expenses	**161.05**	161.05
Printing and Stationery	**50.21**	50.21
Books and Periodicals	**8.97**	8.97
Insurance	**1260.17**	1260.17
Publicity	**21.45**	21.45
Legal and Consulting Charges	**239.61**	239.61
Repairs and Maintenance		
Building	**27.35**	27.35
Others	**320.70**	320.70
Project Appraisal fee	**10.00**	10.00
Environmental Clearance fee	**13.32**	13.32
Interest and Commitment charges	**325250.08**	325250.08
Auditors Remuneration		
Audit fees	**10.96**	10.96
Certification fees	**2.84**	2.84
Reimbursement of Expenses/levies	**0.70**	0.70
Management Services	**14.00**	14.00
Depreciation	**713.28**	713.28
Director's Sitting fees	**6.76**	6.76
Miscellaneous Expenses	**207.91**	207.90
Less: Miscellaneous Income	**(37.95)**	(37.95)
Interest Received	**(0.67)**	(0.67)
Loan amount waived by a bank	**(177.08)**	(177.08)
Pre-operative expenditure pending allocation	**332334.75**	332334.74
Proportionate share in Joint Ventures	**2155.75**	2080.93
Grand Total	**334490.50**	334415.67

SCHEDULE 9

INVESTMENTS

(Rupees in lac)

	As at 31 March 2010	As at 31 March 2009
A LONG TERM		
a) Trade		
(i) Quoted		
Equity shares - Associates	**4820.84**	4331.29
Equity shares - Others	**160.20**	160.20
(ii) Unquoted		
Equity Shares - Associates	**3033.58**	2551.81
Equity shares - Others #	**90.91**	90.92
b) Non Trade		
(i) Unquoted		
Equity shares - Others	**-**	0.01
Units	**1.00**	1.00
Preference shares	**5.00**	5.00
B CURRENT		
(i) Trade		
GOI Special Bonds #	**434.90**	3034.90
Total	**8546.43**	10175.13
# Diminution in value of Investments	**98.88**	92.32
	8447.55	10082.81
Proportionate share in Joint Ventures	**1007.42**	965.55
Grand Total	**9454.97**	11048.36

SCHEDULE 10

INVENTORIES

	As at 31 March 2010	As at 31 March 2009 (Rupees in lac)
Stores and spares	**8418.84**	8985.64
Raw material	**6144.26**	4747.55
Work-in-process	**1234.18**	4482.82
Contracts-in-progress	**1772.87**	3276.00
Finished goods	**3537.74**	15889.74
Total	**21107.89**	37381.75
Proportionate share in Joint Ventures	**1533.55**	1243.20
Grand Total	**22641.44**	38624.95

SCHEDULE 11

SUNDRY DEBTORS

		As at 31 March 2010		As at 31 March 2009 (Rupees in lac)
Unsecured:				
Debts outstanding for a period exceeding six months:				
Considered good	**3885.19**		3292.09	
Considered doubtful	**2418.05**		2417.84	
		6303.24		5709.93
Other debts:				
Considered good		**3729.64**		7366.72
		10032.88		13076.65
Less: Provision for doubtful debts		**2418.05**		2417.84
Total		**7614.83**		10658.81
Proportionate share in Joint Ventures		**1125.07**		4300.74
Grand Total		**8739.90**		14959.55

SCHEDULE 12

CASH AND BANK BALANCES

	As at 31 March 2010	As at 31 March 2009 (Rupees in lac)
Cash and cheques on hand	**17.12**	18.53
With Scheduled Banks :		
In Current Accounts	**3277.26**	526.64
In Fixed Deposits	**15076.14**	28698.39
In Margin Deposits	**82.12**	91.50
With Other Banks :		
In Current Accounts	**3721.20**	9031.97
Total	**22173.84**	38367.03
Proportionate share in Joint Ventures	**1261.89**	3133.09
Grand Total	**23435.73**	41500.12

SCHEDULE 13 (Rupees in lac)

LOANS AND ADVANCES

		As at 31 March 2010		As at 31 March 2009
Advances recoverable in cash or in kind or for value to be received				
Unsecured:				
- Considered good	5417.37		2382.83	
- Considered doubtful	4611.51		4528.63	
	10028.88		6911.46	
Less: Provision for doubtful advances	4611.51		4528.63	
		5417.37		2382.83
Income tax payments less provision(provision for tax - Rs.1948.68 lac (previous year Rs.1855.05 lac))		3505.77		3226.80
Balance with Customs, Port Trust and Central Excise on current accounts		463.64		427.16
Total		9386.78		6036.79
Proportionate share in Joint Ventures		1320.24		3296.98
Grand Total		10707.02		9333.77

SCHEDULE 14 (Rupees in lac)

CURRENT LIABILITIES AND PROVISIONS

	As at 31 March 2010	As at 31 March 2009
CURRENT LIABILITIES		
Sundry creditors		
- dues to micro and small enterprises	74.59	27.66
- others	146749.26	172876.60
Unclaimed deposits	12.30	15.95
Interest accrued but not due on loans	9310.75	9604.65
Total	156146.90	182524.86
Proportionate share in Joint Ventures	3603.70	7658.42
Total	159750.60	190183.28
PROVISIONS:		
Leave encashment	432.61	613.52
Gratuity and other retirement benefits	208.57	959.66
Total	641.18	1573.18
Proportionate share in Joint Ventures	138.36	47.45
Total	779.54	1620.63
Grand Total	160530.14	191803.91

SCHEDULE 15

MISCELLANEOUS EXPENDITURE NOT WRITTEN OFF (OR) ADJUSTED	As at 31 March 2010	(Rupees in lac) As at 31 March 2009
Preliminary Expenditure and Other Expenditure	**304.70**	304.70
Proportionate share in Joint Ventures	**12.14**	12.14
Grand Total	**316.84**	316.84

SCHEDULE 16

SALES & SERVICES	Year ended 31 March 2010	(Rupees in lac) Year ended 31 March 2009
Sales & Services	**88806.31**	159347.34
Less: Excise Duty	**419.39**	1415.23
Net Sales & Services	**88386.92**	157932.11
Proportionate share in Joint Ventures	**23050.15**	25237.78
Grand Total	**111437.07**	183169.89

SCHEDULE 17

OTHER INCOME	Year ended 31 March 2010	(Rupees in lac) Year ended 31 March 2009
Dividend from trade investments	**881.87**	879.71
Dividend from non-trade investments	**0.85**	0.10
Interest Income from banks/customers/others	**843.59**	2070.07
Exchange Fluctation Gain (net)	**3810.07**	-
Provision for claims no longer required written back	**1122.58**	-
Miscellaneous	**4136.82**	2437.90
Total	**10795.78**	5387.78
Proportionate share in Joint Ventures	**219.90**	677.51
Grand Total	**11015.68**	6065.29

SCHEDULE 18

PURCHASE OF FINISHED GOODS	Year ended 31 March 2010	(Rupees in lac) Year ended 31 March 2009
Purchase of finished goods	**1599.83**	899.30
Proportionate share in Joint Ventures	**447.12**	-
Grand Total	**2046.95**	899.30

SCHEDULE 19

MANUFACTURING AND OTHER EXPENSES

(Rupees in lac)

		Year ended 31 March 2010		Year ended 31 March 2009
Raw materials consumed				
Opening stock	4747.55		7397.09	
Add: Purchases	47847.26		111700.57	
	52594.81		119097.66	
Less: Raw materials sold at cost	171.54		1037.10	
	52423.27		118060.56	
Less: Closing stock	6144.26		4747.55	
Raw materials consumed		46279.01		113313.01
Stores and spares consumed		2269.30		4514.99
Power, fuel and water charges		4951.84		6276.30
Sales promotion expenses		85.62		119.12
Salaries, wages and bonus		10399.91		10748.37
Contribution to gratuity and superannuation funds		397.91		727.45
Contribution to provident and other funds		391.70		719.01
Staff welfare expenses		591.22		664.72
Rent		458.01		473.86
Rates and taxes		215.28		979.96
Excise duty*		60.05		(5.24)
Insurance		543.50		655.31
Repairs to:				
Plant and machinery	1790.83		3746.14	
Buildings	561.60		301.72	
Others	859.03	3211.46	373.31	4421.17
Rebates and discounts		256.75		395.51
Packing, transportation and handling		4963.89		4492.57
Provision for doubtful debts and advances (net)/ Bad debts & advances written off		1287.25		8.23
Provision for non moving inventories		82.45		853.22
Turnover tax		-		0.79
Assets written off		664.93		434.97
Loss on sale of assets (net)		-		589.18
Loss on sale of investments		18.13		-
Loss on Forward Contract		-		187.75
Supply of materials and equipment for construction contracts		3746.48		7347.15
Sub-contractors payments		1727.30		2474.48
Exchange fluctuation Loss		-		1945.30
Miscellaneous expenses		3260.40		9323.97
(Increase) / Decrease in work in process and finished goods				
Opening Stock				
Finished goods	15889.76		4326.91	
Work-in-process (including Contracts-in-progress)	7758.81		6292.99	
	23648.57		10619.90	
Less: Closing Stock				
Finished goods	3537.74		15889.76	
Work-in-process (including Contracts-in-progress)	3007.05		7758.81	
	6544.79		23648.57	
		17103.78		(13028.67)
Total		102966.17		158632.48
Proportionate share in Joint Ventures		19834.58		22642.35
Grand Total		122800.75		181274.83

* Represents excise duty provision on stock differential. Excise duty paid on sales for the year is shown as deduction from turnover.

SCHEDULE 20

(Rupees in lac)

INTEREST AND FINANCIAL CHARGES (Net)	Year ended 31 March 2010	Year ended 31 March 2009
On debentures	-	1011.58
On other fixed interest bearing loans	363.42	6354.60
On others	2001.71	6028.54
Total	2365.13	13394.72
Less:		
Interest on deposits, book debts, loans and others	(289.69)	(316.39)
	2075.44	13078.33
Proportionate share in Joint Ventures		
{ Net of Interest Capitalised Rs. 21.03 lac (Previous year Rs.Nil) }	270.60	205.42
Grand Total	2346.04	13283.75

SCHEDULE 21

(Rupees in lac)

PROVISION FOR TAXATION	Year ended 31 March 2010	Year ended 31 March 2009
Current tax	110.65	1.27
Fringe Benefit Tax	-	62.05
Deferred tax	208.65	328.14
Total	319.30	391.46
Proportionate share in Joint Ventures:		
Current tax	706.36	749.34
Fringe Benefit Tax	-	22.84
Deferred tax	14.97	(13.73)
Grand Total	1040.63	1149.91

SCHEDULE 22

NOTES ON THE CONSOLIDATED ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2010

A. BASIS OF CONSOLIDATION:

The Consolidated Financial Statements comprise of financial statements of Southern Petrochemical Industries Corporation Limited (the Company), its subsidiary companies, joint ventures and associates (SPIC Group). These Consolidated Financial Statements have been prepared in accordance with AS-21 "Consolidated Financial Statements", AS-23 "Accounting for Investments in Associates in Consolidated Financial Statements" and AS-27 "Financial Reporting of Interests in Joint Ventures", notified by the Central Government of India under the Companies (Accounting Standards) Rules, 2006.

Consolidated financial statements are prepared using uniform accounting policies except as stated in B.(iii) and (viii) of this Schedule, the adjustments arising out of the same are not considered material. With respect to overseas subsidiaries Indo Jordan Chemicals Company Limited and SPIC Fertiliser and Chemicals Limited, which are classified as Non-Integral foreign operation, the financials were translated into Indian Currency as per Accounting Standard 11 (revised) and the exchange gains/ (losses) arising on conversion are accumulated under "Foreign Currency Translation Reserve".

1. (i) The subsidiary companies considered in these consolidated financial statements are:

Name	Country of Incorporation	**Percentage of ownership interest as at 31 March 2010**	Percentage of ownership interest as at 31 March 2009
SPIC Petrochemicals Limited	India	**100.00**	100.00
Indo Jordan Chemicals Company Limited	Jordan	**52.17**	52.17
SPIC Fertilizers and Chemicals Limited	Mauritius	**83.54**	83.54
SPIC Fertilizers and Chemicals FZE (through a subsidiary company - SPIC Fertilizers and Chemicals Limited, Mauritius)	Dubai	**83.54**	83.54
Ind-Ital Chemicals Limited	India	**100.00**	100.00
Orchard Microsystems Limited	India	**100.00**	100.00
SPEL Semiconductor Limited	India	**55.97**	55.97
SPEL America, Inc., USA (through a subsidiary company – SPEL Semiconductor Limited, India)	America	**55.97**	55.97

a) Financial Statements for the year ended 31 March, 2010 are not available in respect of wholly owned subsidiary SPIC Petrochemicals Limited (SPC) in respect of which the Order for Liquidation has been passed by Hon'ble Highcourt of Madras on 17 April, 2010 and Official Liquidator has been appointed.

b) Financial Statements for the year ended 31 March, 2010 are not available in respect of step down subsidiary SPIC Fertilizers and Chemicals FZE (SFC, FZE) Dubai due to inaccessibility to the records consequent to re-possession of certain assests of the company by Jebel Ali Free Zone Authorities (JAFZA). Consequently, the consolidated Financial statements for the year ended 31 March, 2010 of the subsidiary company SPIC Fertilizers and Chemicals Limited (SFCL) Mauritius are not available.

Consequent to (a) & (b) above, the transactions of SPC and SFCL-Mauritius (including that of step down subsidiary SFC, FZE-Dubai) for the year ended 31 March 2010 had not been consolidated. The figures relating to these Companies contained in the consolidated balance sheet are based on their latest available financial statements, being the financial statement for the year ended 31 March 2009. However, there have been no material transaction entered into by these Companies during the year. Regarding re-possession of certain assets of SFC, FZE-Dubai by JAFZA, the value of said assets will be adjusted against the dues to the said authority and pending finalization of the settlement to be reached in this regard no adjustment has been made to the respective assets and liabilities.

However, provision has been made in standalone accounts of the Company for the full value of investments in the above subsidiaries

One of the subsidiaries namely, Ind-Ital Chemicals Limited, has been liquidated on 29 March 2010 and accordingly the audited results of operation up to that date, being a loss of Rs. 44.28 lac has been included in consolidated Profit and Loss Account.

(ii) The financial statements of all the subsidiaries other than Indo Jordan Chemicals Company Limited are drawn upto 31 March 2010, while that of Indo Jordan Chemicals Company Limited are drawn up to 31 December 2009 in accordance with International Financial Reporting Standards. There are no significant transactions subsequent to 31 December 2009, which require an adjustment to consolidated financial statements.

2. **Interests in Joint Ventures:**

(i) The Group's interests in jointly controlled entities are:

Name	Country of incorporation	**Percentage of ownership interest as at 31 March 2010**	Percentage of ownership interest as at 31 March 2009
Tamilnadu Petroproducts Limited	India	**16.93**	16.93
Technip India Limited	India	**50.00**	50.00
National Aromatics and Petrochemicals Corporation Limited	India	**50.00**	50.00

Investment in one of the Joint Venture namely, Technip India Limited, has been sold on 17 March 2010 and accordingly the unaudited results of operation up to 31 March 2010 as been included in Consolidated Profit and Loss Account. The transactions or other events between 17 March 2010 and 31 March 2010 are not significant and hence not adjusted.

(ii) The financial statements of the Joint Ventures are drawn up to 31 March 2010

3. **Investments in Associates**

(i) The Group's associates are

Name	Country of incorporation	**Percentage of Ownership interest as at 31 March 2010**	Percentage of Ownership interest as at 31 March 2009
Tuticorin Alkali Chemicals and Fertilisers Limited	India	**45.15**	45.15
Manali Petrochemical Limited	India	**38.29**	38.29
Gold Nest Trading Company Limited	India	**32.76**	32.76
EDAC Engineering Limited	India	**29.73***	33.98

* Consequent to the increase in issued share capital of EDAC Engineering Limited, the Company's shareholding in EDAC Engineering Limited has been reduced from 33.98 percent to 29.73 percent.

(ii) The financial statements of the associates other than Gold Nest Trading Company Limited were drawn up to 31 March 2010 while that of Gold Nest Trading Company Limited has been drawn up to 30 September 2009.

(iii) Investment in Gold Nest Trading Company Limited, an associate company in which the Company holds 32.76 % of its share capital, has not been accounted under "equity method" as required under Accounting Standard (AS) 23, since the carrying amount of investment as on 31 March 2010 is Nil. Accordingly, the goodwill arising on investment and the Company's share in the post-acquisition movements in the net assets of the associate company have not been recognised in the consolidated financial statements.

(iv) Investment in Tuticorin Alkali Chemicals and Fertilisers Limited, an associate company in which the Company holds 45.15 % of its share capital, has not been accounted under "equity method" as required under Accounting Standard (AS) 23, since the carrying amount of investment as on 31 March 2010 is Nil. Accordingly, the goodwill arising on investment and the Company's share in the post-acquisition movements in the net assets of the associate company have not been recognised in the consolidated financial statements.

4. Consistency in adoption of accounting policies among all group companies has been ensured to the extent practicable except in respect of subsidiary, SPEL Semiconductor Limited, the exchange differences arising on restatement/repayment of Foreign Currency Non Repatriable (FCNR) and other foreign currency loans are adjusted to the cost of assets.

5. These consolidated financial statements are based, in so far as they relate to amounts included in respect of subsidiaries, joint ventures and associates, on the audited financial statements of each of the entities, except for Technip India Limited for the period 1 April 2009 to 31 March 2010 which is based on the unaudited financial statements as certified by the management of that Company.

6. The excess of cost to the holding Company of its investments in the subsidiaries and associates over the holding Company's portion of equity of the subsidiaries and associates is recognised in the financial statements as goodwill after considering the performance and business potential of those companies.

7. Minority interest in the net assets of consolidated subsidiaries consists of the amount of equity attributable to the minority shareholders at the dates on which investments are made by the Company in the subsidiary companies and further movements in their share in the equity, subsequent to the dates of investments.

8. Investments in associate companies have been accounted under the Equity Method as per Accounting Standard (AS) 23 'Accounting for Investments in Associates in Consolidated Financial Statements'. Under the Equity Method of accounting, the investment is initially recorded at cost, identifying any goodwill / capital reserve arising at the time of acquisition. The carrying amount of investment is adjusted thereafter for the post acquisition change in the investor's share of net assets of the Investee. The consolidated Profit and Loss Account reflects the investor's share of the results of the operations of the Investee.

9. Investor's share in assets, liabilities, income and expenses as appearing in financial statements of the Joint Venture has been included, in accordance with AS 27 Financial Reporting of Interest in Joint Venture.

B. SIGNIFICANT ACCOUNTING POLICIES:

i) Basis of accounting

The financial statements have been prepared under the historical cost convention, except for certain fixed assets which are revalued, on accrual basis and in accordance with the generally accepted accounting principles in India (Indian GAAP). The said financial statements comply with the relevant provisions of the Companies Act, 1956 (the Act) and the Accounting Standards notified by the Central Government of India under Companies (Accounting Standards) Rules, 2006 as applicable.

ii) Use of Estimates

The preparation of financial statements requires the Management to make estimates and assumptions considered in the reported amounts of assets and liabilities including the disclosure of contingent liabilities as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Future results may vary from these estimates.

iii) Fixed Assets and Depreciation

Fixed assets are stated at historical cost (net of CENVAT/VAT wherever applicable) less accumulated depreciation / amortisation. Cost comprises of direct cost, related taxes, duties, freight and attributable finance costs (Refer (xi) below) till such assets are ready for its intended use. Capital work in progress is stated at the amount expended up to the Balance sheet date. Machinery spares used in connection with a particular item of fixed asset and the use of which is irregular, are capitalized at cost net of CENVAT / VAT, as applicable.

Certain assets have been revalued as on 31 March 1996, 31 March 1999, 31 March 2000, 1 April 2002, 1 April 2003 and 31 March 2006 and the resultant surplus has been added to the cost of the assets with a corresponding credit to Revaluation Reserve Account.[Refer Note C-5(a)]

Depreciation on fixed assets is provided on Straight Line Method (SLM), except in case of Technip India Limited, which provides depreciation on Written Down Value (WDV) method, in accordance with Schedule XIV to the Companies Act, 1956. The difference between the SLM and WDV method in respect of Technip India Limited is not significant. In respect of assets acquired prior to 1 April 1993 where depreciation was provided on SLM as per section 205(2) (b) of the Companies Act, 1956 at rates which were higher than Schedule XIV rates, depreciation on the unamortized depreciable amount is provided over the residual life of the respective fixed assets.

Depreciation in respect of fixed assets relating to Pen G unit is provided based on the useful lives as determined by the management at the following rates which are higher than the rates prescribed under Schedule XIV of the companies Act, 1956:

Class of Asset	Percentage of Depreciation
Buildings	3.34%
Plant & Machinery	5.28% for assets installed after 01.4.04. For other assets, depreciation is charged at 50% and 33.33% based on the useful life of the assets
Furniture & Fixtures	33.33%
Office Equipments	33.33%
Computers	33.33%
Vehicles	9.50%
Technical Know-how	33.33%

Premium on Lease hold Land is amortized over the tenure of the lease. Individual assets costing less than Rs.5000 are depreciated in full in the year of acquisition.

In respect to assets of companies located outside India, depreciation is provided on Straight-line basis over its useful life as estimated by the respective companies.

Intangible assets are amortized over their estimated useful life of the assets.

iv) Impairment of Assets

At each balance sheet date, the carrying values of the tangible and intangible assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where there is an indication that there is a likely impairment loss for a group of assets, the company estimates the recoverable amount of the group of assets as a whole, and the impairment loss is recognized.

v) Investments

Investments that are intended to be held for more than a year, from the date of acquisition, are classified as long term investments and are carried at cost. However, provision for diminution is made in the value of investments if such diminution is other than of temporary in nature. Current investments are stated at lower of cost or fair value.

vi) Inventories

Inventories are valued at lower of cost and net realizable value. Cost includes freight, taxes and duties net of CENVAT / VAT credit wherever applicable. Customs duty payable on material in bond is added to the cost. The method of determining cost of various categories of inventories of various divisions is as follows:

Stores, spares and raw materials	-	Monthly weighted average method/first in first out method/annual average method
Work-in-Process and finished goods	-	Average cost of last quarter's production/average annual cost, computed on full absorption costing method
By-Products	-	At Net realizable value
Contract in Progress	-	Work in Process on construction contracts reflects proportionate value of inputs and expenses on contracts yet to be billed

vii) Revenue Recognition

(a) Sales revenue is recognized at the point of despatch to customers. Sales include amounts recovered towards excise duty and exclude sales tax.

(b) Subsidy from GOI allowable under the concession scheme with respect to fertilizers are recognized on the rates notified by the Government for the period for which notification has been issued and for the remaining period on estimates with the related costs that are intended to be compensated. Concession is recognized on the basis of the receipt of material at the warehouse/sale at the factory gate to dealers.

(c) Income on long-term contract

Income on long-term contracts is recognized on percentage completion method and measured by reference to the percentage of cost incurred up to the reporting date to the estimated total cost for each contract. Provision for anticipated losses on the long-term contracts is made as and when such loss is established.

(d) Dividend Income

Dividend Income is recognized, when the right to receive the payment is established.

viii) Foreign Currency Transactions

Indian operations:

Foreign currency transactions are recorded at the rate of exchange prevailing on the date of the transaction. Monetary assets & liabilities outstanding at the year-end are translated at the rate of exchange prevailing at the year-end and the gain or loss, is recognized in the profit and loss account. In respect of a subsidiary, SPEL Semiconductor Limited, the exchange differences arising on restatement/repayment of Foreign Currency Non Repatriable (FCNR) and other foreign currency loans are adjusted to the cost depreciable capital assets.

Exchange differences arising on actual payments/realizations and year-end restatements are dealt with in the Profit & Loss Account. Investments in Foreign currencies are reported using the exchange rate at the date of the transaction.

ix) Employee Benefits

a. Defined Contribution Plan

(i) Fixed contributions to (i) the Superannuation Fund pertaining to Officers and Executives which is administered by the Company nominated trustees and being managed by Life Insurance Corporation of India, (ii) the Superannuation Fund pertaining to staff members which is administered by Company nominated trustees and (iii) the Employee State Insurance Corporation (ESIC) are charged to the Profit and Loss Account.

Company also contributes to a government administered Pension Fund on behalf of its employees, which are charged to the Profit and Loss Account.

(ii) Fixed Contributions made to the Provident Fund are charged to the Profit & Loss account. During the year the approved Provident Fund Trust of the Company was handed over by the management together with the accumulated funds, to the Regional Provident Fund Commissioner.

b. Defined Benefit Plan

The liability for Gratuity to employees as at the Balance Sheet date is determined on the basis of actuarial valuation using Projected Unit Credit method as on the Balance Sheet date is funded to a Gratuity Trust managed by Company nominated trustees. The liability thereof paid /payable is absorbed in the Profit & Loss account. The actuarial gains/ losses are recognised in the Profit and Loss Account.

c. Long Term Compensated Absences

In respect of long term portion of compensated absences (Leave benefits), the liability is determined on the basis of actuarial valuation and is provided for.

d. Short Term Employee Benefits

Short term employee benefits including accumulated compensated absences determined as per Company's policy/scheme are recognized as expense based on expected obligation on undiscounted basis.

x) **Research and Development Expenditure**

All revenue expenditure related to research and developments are charged to the respective heads in the Profit and Loss Account. Capital expenditure incurred on research and development is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Company.

xi) **Borrowing costs**

Borrowing costs, if any, are capitalized as part of qualifying fixed assets when it is possible that they will result in future economic benefits. Other borrowing costs are expensed.

xii) **Segment Reporting**

The generally accepted accounting principles used in the preparation of the financial statements are applied to record revenue and expenditure in individual segments.

a) Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under unallocated corporate expenses.

b) Investments, advance towards investments and other advances, which are not allocable to segments, are excluded from segment capital employed.

xiii) **Taxes on Income**

Provision for Current tax is made based on the liability computed in accordance with the relevant tax rates and tax laws. Provision for deferred tax is made for timing differences arising between the taxable income and accounting income computed using the tax rates and the laws that have been enacted or substantively enacted as of the Balance Sheet date. Deferred Tax assets in respect of unabsorbed depreciation and carry forward of losses are recognized if there is virtual certainty that there will be sufficient future taxable income available to realize such losses. Other deferred tax assets are recognized if there is reasonable certainty that there will be sufficient future taxable income available to realize such assets.

xiv) **Provision, Contingent Liabilities and Contingent Assets**

Provisions are recognized only when there is a present obligation as a result of past events and when a reliable estimate of the amount of obligation can be made. Contingent liability is disclosed for (i) Possible obligation which will be confirmed only by future events not wholly within the control of the Company or (ii) Present obligations arising from past events where it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made. Contingent assets are not recognised in the financial statements.

C. **NOTES ON ACCOUNTS**

1. (a) Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) Rs.1142.64 lac (Previous year Rs.156478.65 lac) [including share of Joint ventures Rs. 70.50 lac(Previous year Rs.64.21 lac)]

2. Contingent Liabilities

(a) Bills and Cheques discounted Rs. Nil (Previous year Rs.79.58 lac) [including share of Joint ventures Rs. Nil (Previous year Rs. 79.58 lac)]

(b) Claims not acknowledged as debts :

(i) The District Collector, Tuticorin vide his letter dated, 21.8.2009 has demanded Rs.16873.97 lac (Previous year Nil) towards lease rent for the utilization of 415.19 acres of sand quarry poramboke lands by the Company for its effluent treatment and storage of Gypsum for the period from 1975 to 2008 while the assignment proposal submitted by the Company in the year 1975 to the State Government is still pending. The Company had filed a writ petition challenging the demand before the Hon'ble Madras High Court and the court granted interim stay vide its order dated 21.4.2010 on further proceedings.

(ii) The Phosphate Chemical Export Association Inc. USA (Phoschem) filed a suit for recovery of US$11.52 million during March 2006 towards supply of raw material before the Hon'ble Madras High Court. The court passed an interim decree in favour of Phoschem for US$8.76 million against which the Company filed a Review Petition on the ground that the Hon'ble High Court has not considered the realization of US$6.31 million by Phoschem from the Insurance company. The Review Petition is still pending before the Hon'ble High Court. The Company had already made a provision of Rs.3914.70 lac towards this claim and the balance claim not acknowledged by the Company is Rs.1247.80 lac (Previous year Rs.1408.40 lac).

(iii) Groupe Chimique Tunisian SA (GCT) initiated arbitration proceedings against the Company for non payment of US$ 15.02 million together with interest towards supply of Phosphoric Acid in the earlier years against which the Arbitral Tribunal passed an award on 09.9.2009 directing the Company to pay a sum of Rs.7300 lac to GCT towards principal and Rs.2500 lac towards interest. The Company filed a petition before the Hon'ble Madras High Court on 07.12.2009 for setting aside the award and the court ordered notice to GCT on 23.12.2009. The matter is pending before the Madras High court. As the Company had already made a provision of Rs.6637.57 lac, the remaining claim not acknowledged by the Company on this account is Rs.3163 lac (Previous year Nil).

(iv) Other claims against the Company, which are being disputed/challenged before the Courts Rs.4167.05 lac (Previous year Rs. 46301.99 lac).

In respect of the above claims, the Company has been advised that there are reasonable chances of successful outcome of the Appeals / Petitions filed before the Hon'ble Madras High Court and accordingly no further provision is considered necessary.

(v). Disputed claims against one of the subsidiaries not acknowledged as debts amounting to Rs. 45.91 lac(previous year Rs.45.91 lac).

(c) Guarantees / Security given to banks/financial institutions on behalf of other companies Rs. 5020 lac (Previous year Rs. 5020 lac) [including share of Joint ventures Rs.Nil (Previous year Rs.Nil)].

(d) Bank Guarantees outstanding Rs. 943.31 lac (Previous year Rs.1554.20 lac) [including share of Joint Ventures Rs. Nil (Previous year Rs.648.86 lac)], LC Rs.538.76 lac(Previous year Rs.184.38 lac) [including share of Joint ventures Rs.Nil (Previous year Rs.184.38 lac)].

(e) Cumulative amount of Preference Dividend and dividend tax thereon not provided for by the Company from 1 April 2001 to 31 March 2010 is Rs. 1935.94 lac (Previous year Rs. 1759.56 lac)

(f) No provision is considered necessary for the following disputed Income Tax, Sales Tax, Excise duty, Service tax, Electricity tax and Employees State Insurance demands which are under various stages of appeal proceedings. The Company has been advised that there are reasonable chances of successful outcome of the appeals and hence no provision is considered necessary for these demands.

Name of the Statute	Nature of the Dues	Period to which the amount relates	Amount (Rs. in lac)	Forum where pending
Direct Taxes				
Income Tax Act, 1961	Income Tax	1996-97 to 2000-01	**2592.46** (2553.69)	Madras High Court
Indirect Taxes				
Central Excise Act, 1944	Excise duty	1998-99 to 2007-08	**391.46** (407.11)	Commissioner of Central Excise (Appeals) / Customs, Excise and Service Tax Appellate Tribunal
	Service Tax	2003-04 to 2007-08	**124.23** (124.23)	Commissioner of Central Excise (Appeals) / Madras High Court
Sales Tax Act under various State enactments	Local Sales Tax	1996-97 to 2001-02	**156.77** (156.77)	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal
Central Sales Tax Act, 1956	Central Sales Tax	1998-99 to 2001-02	**86.35** (86.35)	Deputy Commissioner (Appeals) / Sales Tax Appellate Tribunal
Tamilnadu Electricity (Taxation on Consumption) Act, 1962	Electricity Tax	1985-86 to 1993-94	**1050.54** (1050.54)	An appeal filed against the order dated 18 June 2010 of the Single Judge before the Division Bench of the Hon'ble Madras High Court
Employees State Insurance Act *	ESI dues	1977 to 2003	**10697.01** (10026.73)	ESI Court / Madras High Court
Proportionate of shares of Income Tax, Sales Tax, Excise Duty, Electricity Tax demands pending before various authorities of Joint Venture/ Subsidiaries .			**515.96** (640.56)	
TOTAL			**15614.78** (15045.98)	

* Includes disputes relating to the period 1977 to 1992 decided by the ESI Court in favour of the Company against which the Employees State Insurance Corporation has gone an appeal before the Hon'ble Madras High Court.

Out of the above demand of Rs 15614.78 lac, an amount of Rs.3637.90 lac (Previous year Rs. 3247.87 lac) has been deposited under protest/adjusted by relevant authorities.

(g) Certain unsecured creditors have filed winding up petitions which are being defended by the Company before the Hon'ble Madras High Court.

3. (a) Consequent to the implementation of Corporate Debt Restructuring (CDR) Package dated 19.3.2003, the Company had availed interest relief from various banks and financial institutions amounting to Rs.4110.36 lac (Previous year Rs. 4110.36 lac) for the year 2002-03 and therefore accrued the interest liability at the reduced rates in the subsequent years up to 31.3.2008.

(b) As the above CDR did not yield the desired results, the secured lenders preferred to assign their debts in favour of Asset Reconstruction Company (India) Limited (ARCIL). During the year 2008-09, approximately 70% of secured debts in value had been assigned in favour of ARCIL under the provisions of Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act). In view of the restructuring package contemplated then, no provision was considered necessary for interest on the secured loans assigned to ARCIL during 2008-09. As on 31 March 2010 twenty two out of thirty five secured lenders covering approximately 84% of secured debts in value had assigned the financial assistance granted by them along with the attendant security interests in favour of ARCIL, under the provisions of SARFAESI Act.

During the year, ARCIL and other financial institutions have approved the rework package dated 13.3.2010 through CDR mechanism (read with Term Sheet of ARCIL dated 28.3. 2010,) on successful implementation of which the Company would be eligible for substantial reduction in debts and interest accrued thereon. The Company has, during the year, paid Rs.35999.47 lac to ARCIL for distribution to secured lenders (including to those whose debts had not been assigned to ARCIL) and has also converted part of the debts amounting to Rs.3000 lac into equity as stipulated in the CDR Rework Package. Though the Company has commenced payment of dues to ARCIL, credit has not been taken for the expected relief in loan and interest liabilities vis a vis the corresponding amounts taken over by ARCIL/ the amounts acknowledged as dues by other lenders in the rework package, pending satisfactory completion /compliance of various conditions stipulated in the said package.

(c) Based on the amount of secured debts including accrued interest taken over by ARCIL and also the dues recognized in the rework package for granting relief, the excess interest liability over the said amounts accrued in the books amounting to Rs.17065.40 lac has been written back to Profit and Loss Account. Also considering the balance provision for interest available in the books, no further provision is considered necessary for the interest liability on certain unsecured loans and consequently there is no charge to Profit and Loss Account for the year on this account.

(d) As certain working capital banks raised claims before the Hon'ble Debts Recovery Tribunal (Hon'ble DRT), which the Company is contesting, opening of letters of credit by banks was affected. As a result, the Ammonia and Urea plants which were stopped on 26.3.2007 for turnaround activities could not be recommenced. The phosphatic plant also could not be operated until 18.8.2007. In compliance with Hon'ble DRT's interim order dated 19.6.2007, certain banks opened fresh letters of credit and this enabled the Company to recommence its operations of the phosphatic plants from 19.8.2007 to 04.2.2008. While disposing the interim applications filed by the Company, the Hon'ble DRT had directed the lead bank viz Indian Bank vide its order dated 03.1.2008 to deposit the subsidy amount retained by it in the fixed deposits of certain banks. An appeal was filed by the lead bank against the above direction and the Hon'ble Debt Recovery Applellate Tribunal (DRAT) vide its order dated 24.1.2008 had directed the lead bank to keep the subsidy amounts in maximum interest earning no-lien account effective 25.1.2008 until further orders. The Company filed an appeal challenging the aforesaid order of Hon'ble DRT and DRAT in its order dated 05.3.2008 directed the lead bank to disburse a sum of Rs.800 lac per month commencing from 15.3.2008 from the said deposit to the Company to meet statutory and critical payments and make a one time payment of Rs.500 lac for its start up expenses.

Consequent to the dismissal of the writ petitions/civil revision petitions filed before the Hon'ble Madras High Court and the Special Leave Petition filed before the Hon'ble Supreme Court by the lead and other banks challenging the DRAT order dated 05.3.2008 the Company received Rs10400 lac on 23.3.2009 out of Rs.25368 lac which was kept in the deposit account as on that date. The Company recommenced production of phosphatic fertilizers utilizing the above funds from 08.4.2009 and continued the production throughout the financial year 2009-10. The Company further received Rs.4800 lac out of Rs.7832 lac realised through monetization of fertilizer bonds and fertilizer concession from Govt. of India, as per the direction of DRAT.

After the assignment of financial assistance along with the attendant security interests in favour of ARCIL by a secured lender, who originally filed recovery claim before Hon'ble DRT, ARCIL filed a substitution petition before Hon'ble DRT in its place which was allowed on 25.6.2009. ARCIL also filed an application on 06.7.2009 before Hon'ble DRT with a prayer to direct the lead bank to deposit Rs.15000 lac from the no-lien account maintained by it for the purpose of distribution among the secured lenders on pro-rata basis based on the principal amount outstanding. The Company also filed its counter before Hon'ble DRT wherein it was informed that the prayer of ARCIL may be considered on merits, subject to the condition that the monetized amount of fertilizer bonds, pipeline and future subsidy receipts from Govt. of India on account of urea production may be permitted to be released without any objection by ARCIL and other secured lenders directly to Indian Oil Corporation Limited (IOCL) towards future supply of raw materials in accordance with the Memorandum of Understanding proposed to be executed in this connection between the Company and IOCL. Meanwhile, the Corporate Debt Restructuring Cell (CDR) convened a meeting of Corporate Debt Re-structuring Empowered Group (CDREG) on 31.8.2009 and appointed ARCIL as the monitoring agent for the Trust and Retention Account (TRA) in place of Indian Bank, the lead bank. CDREG also authorized ARCIL to approach Hon'ble DRT or any other fora/statutory authorities on behalf of the secured lenders for the appropriation of Rs.15000 lac lying in the TRA in favour of the secured lenders.

Hon'ble DRT after considering the submissions of ARCIL, the Company and the decisions taken by CDREG on 31.8.2009, made the following directions, vide its order dated 22.9.2009.

i) Indian Bank, the lead bank was directed to deposit Rs.15000 lac out of the subsidy amount of Rs.18708 lac lying in the Trust and Retention Account in a no lien interest bearing fixed deposit in HDFC Bank, Mumbai subject to the condition that the said amount would be distributed among the lender banks on prorata basis based on the principal amount outstanding and in accordance with the directions of CDREG within seven days from the date of order.

ii) The lead bank was also directed to release a sum of Rs. 3000 lac out of Rs.18708 lac lying in Trust and Retention Account as well as future urea subsidy receivable from Government of India (GOI) directly to IOCL towards future supply of raw materials in accordance with the Memorandum of Understanding to be executed by the Company with IOCL. The balance amount of Rs.708 lac along with the monetized amount of the fertilizer bonds with the face value of Rs.435 lac as well as future fertilizer concession receivable from GOI on account of production of phosphatic fertilizers shall be released to the Company for its operations and the same shall be monitored by ARCIL as per CDR mechanism.

In compliance with the above directions of Hon'ble DRT, the lead bank deposited Rs.15000 lac in ARCIL's account with HDFC Bank, Mumbai. As on 31.3.2010, the balance that remained in the deposit account maintained by the lead bank was Rs.3000 lac (Previous year Rs.14968 lac).The lead bank released Rs.3000 lac to IOCL on 24.4.2010 from the deposit account, as per the Supply Agreement executed by the Company with IOCL as referred in Note 3(e) below.

(e) The Company has executed a Memorandum of Understanding with IOCL on 19.4.2010 mutually agreeing the terms and conditions for the execution of the Supply Agreement for resumption of supply of Naphtha and Furnace Oil and settlement of certain past dues. The Supply Agreement was also executed by the Company with IOCL on 24.4.2010 for the supply of Naphtha and furnace oil on agreed terms and conditions.

f) One lender had sent a communication to the Company withdrawing its consent to the CDR package dated 19.3.2003 and advised the Company to take note of the same. The Company has not received any demand from this lender so far, though as per the approved restructuring package, the lender retains the right to revoke the package in case the Company does not meet its commitments as stipulated in the package. However, the Company has accrued interest on the said loan at the original rate from the date of disbursement of loan.

4. **Going Concern**

In spite of erosion of net-worth, the financial statements of the Company have been prepared on a going concern basis, in view of the following:

i) The Company had recommenced its production of phosphatic fertilizers from 8.4.2009 and continued the production during the current year. The other Divisions, viz. SPIC Maintenance Organization, Enzymes, API and Formulation Units and Agri Business, continued their operations throughout the financial year.

ii) The rework package dated 13 March 2010 approved under CDR mechanism (read with Term Sheet of ARCIL dated 28 March 2010), as referred in Note 3 (b) envisages bringing down the debts to a sustainable level consequently improving the net-worth.

iii) The Supply Agreement executed on 24.4.2010 by the Company with Indian Oil Corporation Ltd. (IOCL) will enable the Company to source naphtha and furnace oil and recommencement of operations of its nitrogenous fertilizer plants in the near future..

iv) The assurance of Department of Fertilizers, Government of India (GOI), to cut down the urea subsidy payment cycle will result in reduction of working capital requirement and enable the Company to operate its nitrogenous fertilizer plants at stipulated capacity levels.

v) The Notification issued by the Department of Fertilizers, GOI, increasing the fixed cost reimbursements in urea operations resulting in additional realization of fertilizer subsidy and consequent improvement in profitability.

vi) The fresh order value received by SMO Division during the period from 01.4.2009 to 31.7.2010 aggregates to Rs.43017 lac. This will enhance the revenue and also improve the profitability in the coming years.

The above positive developments will enable the Company to operate the fertilizer plants, being its core business, at optimum levels which will enable the Company to continue its operations with improvement in the profitability.

5. a. The fixed assets were revalued by independent professional valuers in earlier years. The details of said revaluation and the resultant surplus in value are as follows:

Assets revalued	Revalued as on	Division	Revaluation uplift (Rupees in lac)
Fixed assets (other than furniture and fittings, office equipment, vehicles and certain buildings and plant & machinery)	31.3.1996	All Divisions	36659.06
Land, buildings and plant and machinery	31.3.1999	Pharmaceutical and Biotechnology	5412.77
Fixed assets (other than furniture and fittings, office equipment and vehicles)	31.3.2000	Fertilizer	30905.38
Fixed assets (other than furniture and fittings, office equipment and vehicles)	1.4.2002	Fertilizer	35086.61
Land and buildings, plant and machinery, compound wall and Roads	1.4.2003	Pharmaceutical and Biotechnology	6940.24
Fixed assets (other than furniture and fittings, office equipment and vehicles)	31.3.2006	Fertilizer	14912.79
Administrative buildings and land	31.3.2006	Pharmaceutical and Biotechnology	21857.00

b. The depreciation charge for the year shown in the Profit and Loss Account is after deducting an amount of Rs.5.27 lac (Previous year Rs.5.48 lac) [including Rs.3.41 lac (Previous year Rs.3.41 lac) in respect of joint venture] representing the extra depreciation arising on revaluation of fixed assets withdrawn from Revaluation Reserve.

6. During the year, the useful life of fixed assets relating to Pen G unit of the Company was reviewed in terms of technological obsolescence, energy efficiency and cost of operations. Consequent to the review, the carrying value of these assets as on 1st April 2009 is being amortized over their revised remaining useful life resulting in the depreciation charge for the year being higher by Rs.1409.38 lac with a corresponding impact on the loss for the year.
7. Capital work in progress/advances include a sum of Rs. 2091.04 lac (Previous year Rs.2091.04 lac) being advances paid to MCC Finance Limited for purchase of certain immovable properties. The Company entered into sale agreements for these properties with MCC Finance Limited and the execution and registration of sale deeds are pending. The Administrator/Provisional Liquidator of MCC Finance Limited filed a Petition before the Company Court at Chennai seeking a direction that the sale agreements entered into between the Company and MCC Finance Limited be declared null and void. The said Petition was allowed by the Single Judge on 18.6.2003. The Company has filed an appeal against the Order before the Division Bench of the Madras High Court. The Division Bench admitted the appeal and ordered status quo be maintained, pending disposal of the appeal.
8. The Company has given an undertaking to the lenders of Tuticorin Alkali Chemicals and Fertilizers Limited for non disposal of its shareholdings in the said company without their prior approval..
9. During the year, the company did not receive any "Fertilizer Companies' Government of India Special Bonds" (Previous year Rs. 434.90 lac) towards subsidy receivable. The bonds already received in the previous years are tradeable in the market and therefore, it is restated at fair value as at 31 March 2010 resulting in a charge to the Profit and Loss Account of Rs.6.46 lac (Previous year Rs. 42.33 lac) has been considered in the accounts. The Company has also disposed of bonds worth of Rs.2600.00 lac (Previous year Rs. 1750.40 lac) during the current year and the profit on sale of such bonds amounting to Rs. 66.23 lac (Previous year Rs. 144.21 lac) has been credited to the Profit & Loss Account under the head "Other Income".
10. The Government of India grants price concession on sale of fertilizers and income from such concession is shown under 'Sales' in the Profit and Loss Account. The subsidy income for the year includes Rs.11894.86 lac, (net of estimated downward revision in subsidy Rs.197.26 lac) being income recognized having regard to the existing price concession scheme for the period for which notification has not been issued and accrued based on the management's estimates. Necessary adjustment to such estimates will be made on announcement of final notification/determination.
11. a) Expenditure incurred under Company's Voluntary retirement scheme for employees is amortized over a period of five years from the accounting year in which the liability was incurred.

    b) Sundry debtors and loans & advances include certain overdue and unconfirmed balances. However, in the opinion of the Management these current assets would in the ordinary course of business realise the value as stated in the accounts.
12. **Disclosure as per Accounting Standard 15 (Revised)**

    Disclosures required under this standard are given below:

    a) Movement

(Rupees in lac)

Particulars	2009-10	2008-09
Projected Benefit Obligation as of 1 April 2009	**1517.70**	1213.66
Service cost	**81.60**	101.18
Interest cost	**112.01**	87.83
Actuarial Loss	**24.36**	351.06
Benefits paid	**(239.54)**	(236.03)
Projected Benefit Obligation as of 31 March 2010	**1496.13**	1517.70
Amount recognised in the Balance Sheet:		
Projected benefit obligation at the end of the year	**1496.13**	1517.70
Fair value of plan assets at the end of the year	**1339.71**	1029.82
Liability recognised in the Balance Sheet	**156.42**	487.89

Particulars	2009-10	2008-09
Cost of defined plan for the year		
Current service cost	**81.60**	101.18
Interest on obligation	**112.01**	87.83
Expected return on plan assets	**73.35**	89.43
Net actuarial loss recognized in the year	**451.74**	390.45
Net cost recognized in the Profit and Loss account	**331.46**	490.02

Particulars	2009-10	2008-09
Fair value of plan assets at the beginning	**1029.82**	1215.80
Expected return on plan assets assuming that movements occur in mid year	**73.35**	89.44
Benefits paid (claim settled)	**239.55**	236.03
Actuarial gain/loss on plan assets	**(476.08)**	(39.38)
Fair value plan assets at the end of the financial year	**1339.71**	1029.82

b) Mean Financial Assumptions

Particulars	2009-10	2008-09
Discount Rate	**8%**	8%
Salary escalation rate	**6%**	6%
Demographic assumptions – Mortality	LIC 94-96 rates	LIC 94-96 rates
Demographic assumptions – Withdrawal	**3%**	3%

Estimates of future salary increase take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

In the absence of relevant information from the actuary the above details do not include the composition of plan assets.

13. a) Research and Development expenses incurred on revenue account is Rs.122.60 lac (Previous year Rs.260.60 lac) [including share of Joint Venture Rs.5.78 lac (Previous year Rs.5.78 lac)]

    b) Exchange variation (net) credited under appropriate heads to the Profit and Loss Account is Rs. 3850.34 lac (Previous year debited Rs.7002.52 lac) [including share of Joint Venture Rs. Nil (Previous year debited Rs.183.29 lac)]

14. a) The Company has reviewed its deferred tax assets and liabilities as at 31 March 2010. The Company has carry forward losses and unabsorbed depreciation, which give rise to deferred tax asset of Rs 48814.27 lac (Previous Year Rs.57087.84 lac). However in the absence of virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax assets can be realized, the said deferred tax asset that can be recognized is restricted to the deferred tax liability of Rs.11902.55 lac (Previous Year Rs. 18269.68 lac) as given below. Accordingly, there is no net deferred tax asset or liability as at 31 March 2010 to be accounted for.

(Rupees in lac)

Particulars	As at 31 March 2010	As at 31 March 2009
Depreciation	-	6371.44
Subsidy	**11902.55**	11898.24
Deferred tax liability	**11902.55**	18269.68
Depreciation	**1223.63**	-
Provision for doubtful debts	**2322.58**	2348.36
Carry forward business losses and unabsorbed depreciation restricted to	**8356.34**	15921.32
Deferred tax asset	**11902.55**	18269.68
Net deferred tax asset	-	-

b) Subsidiaries and share in Joint Ventures

The deferred tax position as at 31 March, 2010 has arisen on account of the following:

(Rupees. in lac)

Particulars	As at 31 March 2010	As at 31 March 2009
Depreciation	**1077.29**	868.65
Deferred Tax liability	**1077.29**	868.65
Disallowances u/s43B	-	-
Deferred Tax Assets	-	-
Net Deferred Tax Liability(in respect of Subsidiaries)	**1077.29**	868.65
Proportionate share in Joint Ventures	1243.19	1238.94
Grand Total	**2320.48**	2107.59

15. As at 31 March 2010, TPL has investments of Rs. 2764.50 lac in SPIC Electric Power Corporation (Private) Ltd., (SEPC) for setting up a 525 MW coal based power project (power project) made during the period 1995-2003.and advances against equity of Rs.33.91 lac made during the period 2006 -2008. In these consolidated accounts the assets and liabilities of the said subsidiary have been incorporated which reflect the value of this investment. The Company signed a Memorandum of Understanding (MoU) with Tamilnadu Electricity Board (TNEB) in February 1995 for setting up the power project at Tuticorin, Tamilnadu. As per the Power Purchase Agreement (PPA), TNEB had committed to provide Escrow. However, as there was a delay in allocation of Escrow by TNEB, SEPC filed a Writ Petition in the Hon'ble High Court seeking a direction for allocation of Escrow. The company is awaiting the outcome of the case.

The company, SEPC and an investor company executed on 28 May 2009, a Shareholders' and Share Subscription Agreement (SSA) broadly underlining the obligations of the Shareholders with regard to the power project. The investor company has agreed to bring in 74% of the equity for the power project. They have been meeting all the expenses of SEPC since August 2007 and have so far contributed a sum of Rs.151.45 lac upto 31 March 2010.

Due to non payment of lease rentals, Tuticorin Port Trust (TPT) sought to repossess the land allotted to SEPC for the power project. SEPC approached the Hon'ble High Court of Madras for appointment of an Arbitrator and by orders dated 18 July 2008 a Sole Arbitrator was appointed to settle the dispute between SEPC and TPT. SEPC also filed an appeal before the Division Bench of the High Court seeking an interim injunction restraining TPT from transferring the land by way of lease or otherwise to any other party. The Division Bench by its Order dated 4 September 2008 stated that SEPC is at liberty to approach the Arbitrator for seeking appropriate interim measure. Thereafter, the Arbitrator in his proceedings dated 13 February 2009 has observed that the rights of TPT & SEPC will be subject to the outcome of the arbitration proceedings in so far as the disputed site is concerned.

A joint committee consisting of representative from Central Electricity Authority(CEA)/TNEB/TPT recommended an alternative site for locating the power project. SEPC after making preliminary investigations has found the land suitable. Thereafter the alternate site has been approved by TNEB/TPT/CEA. The arbitration proceedings between SEPC and TPT have therefore been kept in abeyance.

The process of obtaining environmental clearance from Ministry of Environmental and Forest(MoEF) is at an advanced stage. Demarcation under the Coastal Zone Regulation, Contour Survey and Preliminary soil investigations have been completed. The detailed project report with a revised project cost is under consideration. SEPC will pay the arrears of lease rentals on taking possession of the land.

The Ministry of Power, Govt. of India has clarified by a letter dated 24 February 2010 that the change to an alternative site would not alter the legal enforceability of the already concluded PPA between SEPC and TNEB. SEPC has filed a petition dated 14 April 2010 with Tamilnadu Electricity Regulatory Committee (TNERC) to direct TNEB to act in accordance with the terms and conditions in the concluded PPA.

In view of the substantial progress achieved, the company is confident that the power project will be implemented.

16. During the year 2004, due to change in global market conditions for Normal Paraffin, TPL decided not to proceed with the expansion of Normal paraffin capacity. The equipments and drawings pertaining to this project amounting to Rs.2123.63 lac is expected to be transferred at not less than cost to its proposed overseas project at Singapore during 2011.

17. SPEL Semiconductor Limited has opted for accounting the exchange difference arising on reporting of long term foreign currency monetary items in line with Companies (Accounting Standards) Amendment Rules 2009 and Accounting Standard 11 (AS-11) notified by Government of India on 31 March 2009 (GO No. GSR 225(E) dated 31 March.2009). The exchange difference adjusted in the carrying amount of fixed assets during the accounting period is Rs.409.39 lac (decrease) (Previous year increase(net) Rs.1046.89 lac). The amount of profit on exchange differences included in the Profit and Loss Account for the period is Rs.99.39 lac (Net) (Previous year gain (net) Rs.105.67 lac).

18. A Civil suit has been filed by one of the promoters – CPCL against the Company for Breach of Trust on MoU entered into between Company and CPCL while forming the joint venture company – "AROCHEM". In this case AROCHEM have been included as a proforma defendant.

CPCL has also filed another Civil suit against the Company praying for interim mandatory injunction directing SPIC Petrochemicals Limited to return the possession of 168.38 acres of land to AROCHEM. In this case, AROCHEM have been included as a defendant.

Against the judgement by the Single Judge, a Division Bench of the Madras High Court has ordered an injunction not to implement the project by SPIC Petrochemicals Limited.

The Company filed Special Leave Petitions in the Supreme Court against the above order. On 24 October 1997, the Supreme Court dismissed the Special Leave Petitions holding that it would not interfere with the interim order passed by the Division Bench, granting injunction, as it would prejudice the final hearing of the case. Consequently the project activities of SPIC Petro have been suspended.

On 15 July 1998, the Petroleum Ministry called both CPCL and the Company for discussions to arrive at a compromise on the issue. CPCL and the Company held further deliberations and have since arrived at a compromise. A Memorandum of Settlement (MoS) entered into between CPCL and the Company was sent to the Government of India for their approval. The MoS was cleared by the Ministry of Petroleum and Natural Gas vide their letter, dated 12 March 2001.

Since the promoters are unable to effectuate the earlier MoS approved by the Government. of India, discussions are now being held to revise the MoS, subject to necessary approvals.

19. Information in accordance with the requirements of the revised Accounting Standard-7 on Construction Contracts notified under Companies (Accounting Standard) Rules, 2006, for the group is as below:

(Rs in Lac)

Particulars	**Year ended 31 March 2010**	Year ended 31 March 2009
Contract revenue recognised as revenue in the year	**7262.13**	21136.53
Aggregate amount of contract costs incurred and recognized profits (less recognised losses) for all the contracts in progress	**30255.85**	3867.19
Advances received	**935.79**	1565.19
The amount of retention due from customers for contracts in progress	**2393.66**	2996.14
Gross amount due from customers for contracts in progress	**86.90**	156.34

20. Related party disclosures under Accounting Standard – 18

(i) The list of related parties as identified by the Management are as under:

	2009-10	2008-09
Associates	1. Tuticorin Alkali Chemicals and Fertilisers Limited	1. Tuticorin Alkali Chemicals and Fertilisers Limited
	2. Manali Petrochemical Limited	2. Manali Petrochemical Limited
	3. Gold Nest Trading Company Limited	3. Gold Nest Trading Company Limited
	4. EDAC Engineering Ltd.	4. EDAC Engineering Ltd
Joint ventures	1. Tamilnadu Petroproducts Limited	1. Tamilnadu Petroproducts Limited
	2. Technip India Limited (Terminated during the year)	2. Technip India Limited
	3. National Aromatics and Petrochemicals Corporation Limited.	3..NationalAromaticsand PetrochemicalsCorporation Limited.
Key Management Personnel of the Company	1. Dr. A C Muthiah	1. Dr. A C Muthiah
	2. Thiru. Ashwin C Muthiah	2. Thiru. Ashwin C Muthiah

Relatives of Key Management Personnel of the Company (with whom there were transactions during the year)	1. Thirumathi Devaki Muthiah	Thirumathi Devaki Muthiah
Enterprises owned by / over which Key Management Personnel is able to exercise significant influence	--	--
Related party of a subsidiary	1. Jordan Phosphate Mines Company	1.Jordan Phosphate Mines Company

20 (ii) The following transactions were carried out with the related parties :

(Rupees in lac)

S. NO	PARTICULARS	RELATIONSHIP	As at 31 March 2010	As at 31 March 2009
A	**Balance outstanding as at 31.3.2010**			
	(a) Receivables including Advances			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**1083.25**	873.95
	EDAC Engineering Limited	Associate	**0.33**	124.90
	Manali Petrochemical Limited	Associate	**0.10**	3.44
	Tamilnadu Petroproducts Limited	Joint Venture	**31.97**	32.82
	Technip India Limited	Joint Venture	**-**	242.12
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**1468.75**	1465.78
	Thirumathi Devaki Muthiah	Relatives of KMP	**3.75**	3.75
	(b) Payables			
	Manali Petrochemical Limited	Associate	**0.47**	8.68
	EDAC Engineering Limited	Associate	**52.32**	-
	Tamilnadu Petroproducts Limited	Joint Venture	**0.27**	7.66
	Dr.A.C.Muthiah	Key Management Personnel	**15.00**	15.00
B	**Transactions during the year**			
1	**Sale of goods**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**359.81**	-
	EDAC Engineering Limited	Associate	**7.44**	-
2	**Purchase/Loan of materials**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**156.72**	128.00
	Manali Petrochemical Limited	Associate	**8.40**	70.54
	Tamilnadu Petroproducts Limited	Joint Venture	**19.81**	52.65

Related parties transactions (Contd.,)

(Rupees in lac)

S. NO	PARTICULARS	RELATIONSHIP	As at 31 March 2010	As at 31 March 2009
3	**Reimbursement of Expenses (Receipts)**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**14.58**	37.97
	Manali Petrochemical Limited	Associate	**-**	6.24
	EDAC Engineering Limited	Associate	**30.32**	69.21
	Tamilnadu Petroproducts Limited	Joint Venture	**24.36**	36.37
	Technip India Limited	Joint Venture	**-**	0.51
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**2.98**	2.42
4	**Income from services rendered**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**0.30**	13.19
	Manali Petrochemical Limited	Associate	**0.31**	41.30
	EDAC Engineering Limited	Associate	**32.97**	90.70
	Tamilnadu Petroproducts Limited	Joint Venture	**35.97**	32.19
	Technip India Limited	Joint Venture	**1.23**	17.98
5	**Services/Consultancy charges**			
	Manali Petrochemical Limited	Associate	**0.08**	0.04
	Tuticorin Alkali C hemicals and Fertilisers Limited	Associate	**264.72**	-
	EDAC Engineering Limited	Associate	**376.43**	-
	Tamilnadu Petroproducts Limited	Joint Venture	**-**	0.11
	Technip India Limited	Joint Venture	**-**	6.74
6	**Advances given**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**20.00**	112.40
7	**Purchase of Fixed Assets**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**-**	10.00
8	**Sale of Fixed Assets**			
	EDAC Engineering Limited	Associate	**121.62**	-
9	**Sale of Investment**			
	Technip India Limited	Joint Venture	**145.00**	-
10	**Income from Rentals**			
	EDAC Engineering Limited	Associate	**57.21**	39.90
	Tamilnadu Petroproducts Limited	Joint Venture	**1.77**	1.80
	Technip India Limited	Joint Venture	**67.88**	206.50

Related parties transactions (Contd.,)

(Rupees in lac)

S. NO	PARTICULARS	RELATIONSHIP	As at 31 March 2010	As at 31 March 2009
11	**Bad debts written off**			
	Technip India Limited	Joint Venture	**224.11**	-
12	**Provision for diminution in value of investments**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	-	454.24
13	**Provision for doubtful advances**			
	Tuticorin Alkali Chemicals and Fertilisers Limited	Associate	**1047.79**	-
	National Aromatics and Petrochemicals Corporation Limited	Joint Venture	**7.02**	-
14	**Managerial Remuneration**			
	Dr.A.C.Muthiah	Key Management Personnel	**53.51**	53.06
15	**Rent Paid**			
	Thirumathi Devaki Muthiah	Relatives of KMP	**6.00**	6.00
16	**Sitting Fees**			
	Thiru Ashwin C Muthiah	Key Management Personnel	**0.70**	0.50

21. Segment Reporting

a). Primary segment information (Business segments)

(Rs. In lac)

Particulars	Agro Inputs	Bulk drugs and Formulations	SMO	Petrochemicals	Others	Consolidated
Segment Revenue						
Sales to external customers	**64127.48**	**4839.92**	**8248.27**	-	**34221.40**	**111437.07**
	(124420.29)	(10349.30)	(12641.92)	-	(35758.38)	(183169.89)
Other Income	**5665.25**	**149.03**	**188.87**	-	**484.76**	**6487.91**
	(1488.53)	(215.41)	(367.60)	-	(927.81)	(2999.35)
Unallocated Income						**4527.77**
						(3065.94)
Inter segment revenue	-	-		-	-	-
	-	-		-	-	-
Total Revenue	**69792.73**	**4988.95**	**8437.14**	-	**34706.16**	**122452.75**
	(125908.82)	(10564.71)	(13009.52)	-	(36686.19)	(189235.18)
Elimination of inter segment sales	-	-		-	-	-
Total Net Revenue	**69792.73**	**4988.95**	**8437.14**	-	**34706.16**	**122452.75**
	(125908.82)	(10564.71)	(13009.52)	-	(36686.19)	(189235.18)

Segment Reporting (Contd.,)

(Rupees in lac)

Particulars	Agro Inputs	Bulk drugs and Formulations	SMO	Petrochemicals	Others	Consolidated
Segment Results	**5161.62**	**(4365.20)**	**262.40**	**-**	**2810.35**	**3869.17**
	(-5663.98)	(-1626.13)	(585.50)	-	(3596.43)	(-3108.18)
Unallocated expenses net of Unallocated income						**(1622.26)**
						(15533.55)
Profit / (Loss) before interest etc., and taxation						**5491.43**
						(-18641.73)
Interest expenses (net) not allocable to segments						**2346.04**
						(13283.75)
Profit / (Loss) before taxation						**3145.39**
						(-31925.48)
Income taxes						**1040.63**
						(1149.91)
Profit/(Loss) after taxation before share of results of associates.						**2104.76**
						(-33075.39)
Share of Profit of associates						**1259.35**
						(515.10)
Profit / (Loss) after taxation before minority interest						**3364.11**
						(-32560.29)
Less: Profit / (Loss) applicable to minority interests						**(6853.42)**
						(1500.96)
Net Profit / (Loss) for the year						**10217.53**
						(-34061.25)
Other information						
Segment Assets	**191589.75**	**9867.17**	**12265.54**	**411556.27**	**30604.39**	**655883.12**
	(226501.75)	(14573.04)	(12193.86)	(411492.58)	(39270.29)	(704031.52)
Unallocated Corporate Assets						**56245.36**
						(76549.36)
Total Assets						**712128.48**
						(780580.89)

Segment Reporting (Contd.,)

(Rupees in lac)

Particulars	Agro Inputs	Bulk drugs and Formulations	SMO	Petrochemicals	Others	Consolidated
Segment Liabilities	**111996.07**	**1472.71**	**4804.62**	**353803.48**	**11023.64**	**483100.52**
	(131667.45)	(1462.47)	(4874.42)	(353739.78)	(15748.20)	(507492.32)
Unallocated Corporate Liabilities						**231186.53**
						(293724.32)
Total Liabilities						**714287.05**
						(801216.64)
Capital expenditure	**9839.18**	**626.82**	**494.17**	**114.35**	**1756.57**	**-**
	(17243.02)	(1413.05)	(29.88)	(79.00)	(2096.81)	-
Depreciation	**10428.95**	**2816.79**	**57.91**	**-**	**1683.16**	**-**
	(10073.63)	(1336.46)	(55.61)	-	(1671.54)	-
Non-cash expenditure other than depreciation	**377.04**	**1.71**	**-**	**-**	**29.55**	**-**
	(634.87)	(0.70)	(-219.33)	-	(5.96)	-

Secondary segment information (Geographical Segments)

	Segment Revenue	Carrying amount of segment assets	Capital Expenditure
Within India	**60684.93**	**543948.13**	**3037.83**
	(68809.74)	(564650.54)	(3706.40)
Outside India	**57240.05**	**111934.99**	**9793.25**
	(117359.50)	(139380.98)	(17155.36)
TOTAL	**117924.98**	**655883.12**	**12831.08**
	(186169.24)	(704031.52)	(20861.76)

NOTES:

(a) Business segments

The business segment has been considered as the primary segment for disclosure.

The products included in each of the business segments are as follows:

(i) Agro inputs - includes fertilizers

(ii) Bulk drugs and formulations - includes Penicillin G and formulations.

(iii) SMO- includes maintenance contracts

(iv) Petrochemicals - includes Polyester Filament Yarn and Purified Terepthalic Acid.

(v) Others - includes tissue culture and floriculture, synthetic resins, investments, Information Technology Services, Chemicals and Engineering Services.

Revenues and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated expenditure net of unallocated income".

(b) Geographical segments

The geographical segments considered for disclosure are as follows:

- **Sales within India** includes sales to customers located within India
- **Sales outside India** includes sales to customers located outside India.

22. **Earnings per share:**	**Year ended 31 March 2010**	**Year ended 31 March 2009**
Face value per share (in Rupees)	**10**	10
Profit/(Loss) for the year after preference dividend (Rs. in lac)	**10041.14**	(34238.20)
Basic		
Weighted Average Number of shares outstanding	**108057489**	107948196
Earnings Profit/(Loss) per share (in Rupees)	**9.29**	(31.72)
Diluted		
Total weighted average shares outstanding (including dilution)	**129276590**	107948196
Earnings Profit/(Loss) per share (in Rupees)	**7.77**	(31.72)

23. Figures pertaining to the subsidiary companies and joint ventures have been reclassified, wherever necessary, to bring them in line with the Company's financial statements.

24. (a) Previous year figures have been regrouped / recast, wherever necessary, to conform to the classification of the current year.

    (b) Previous year figures are given in brackets.

Information disclosed in accordance with the Government of India, Ministry of Corporate Affairs, Order No.47/515/2010-CL-III dated 8 June 2010

Particulars	Indo-Jordan Chemicals Company Limited, Jordan		Orchard Microsystems Limited	SPEL Semi conductor Limited	SPEL America Inc., USA (Subsidiary of SPEL Semiconductor Limited)	
Financial year of the Subsidiary Company ended on	31 December 2009		31 March 2010	31 March 2010	31 March 2010	
	Amount in JD	Rupees in lac *	Rupees in lac	Rupees in lac	Amount in USD	Rupees in lac *
Capital	44401000	29233.62	326.21	4613.25	100	0.05
Reserves	7813043	5144.11	-	4071.80		-
Total Assets	71757474	47245.12	326.40	14579.36	8014	3.62
Total Liabilities	71757474	47245.12	326.40	14579.36	8014	3.62
Investments	-	-	-			-
Turnover	56602932	37267.37	0.16	8865.17	326000	147.16
Profit / (Loss) before tax	(21528771)	(14174.54)	(1.32)	929.53	(978)	(0.44)
Provision for taxation	-	-	-	318.69	1248	0.56
Profit / (Loss) after tax	(21528771)	(14174.54)	(1.32)	610.84	(2226)	(1.00)
Proposed dividend	-	-	-	-	-	-

* Translated at exchange rate prevailing as on the closing Balance Sheet date of the respective companies.

1 USD (US Dollar) = Rs.45.14; 1 JD (Jordanian Dinar) = Rs.65.84;

1. SPIC Petrochemicals Limited (SPC) is under liquidation as per Order dated 17 April, 2010 passed by the Hon'ble Highcourt of Madras. Hence the details of SPC are not given in the above statement.
2. SPIC Fertilizers and Chemicals Limited, Mauritius (SFCL) (a wholly owned subsidiary of the Company), holds 1 equity share of One Million Arab Emirate Dinar each in SPIC Fertilizers and Chemicals FZE, Dubai (SFC, FZE). Hence the combined share of the Company and its Subsidiary in SFC FZE Dubai is 83.54%. Due to inaccessibility to the records consequent to re-possession of certain assests of the company by Jebel Ali Free Zone Authorities (JAFZA), Dubai the details of SFC, FZE Dubai and SFCL Mauritius are not given in the above statement.



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SPIC ANNUAL REPORT 2010




SPIC
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